

11008335

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED JUNE 30, 2011

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

COMMISSION FILE NUMBER 001-32582

PIKE ELECTRIC CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**20-3112047**
(State of incorporation)	*(I.R.S. Employer Identification No.)*

100 Pike Way, Mount Airy, NC 27030
(Address of principal executive office)

(336) 789-2171
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.001	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definition of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant, as of December 31, 2010, was approximately $155,398,266 based on the closing sales price of the common stock on such date as reported on the New York Stock Exchange.

The number of shares of the Registrant's common stock outstanding as of August 31, 2011 was 34,685,284.

DOCUMENTS INCORPORATED BY REFERENCE

The definitive Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated by reference in Part III of this Form 10-K to the extent described herein.

PIKE ELECTRIC CORPORATION
Annual Report on Form 10-K for the year ended June 30, 2011
Index

Items

PART I

ITEM 1. *BUSINESS*

Overview

Pike Electric Corporation was founded by Floyd S. Pike in 1945 and later incorporated in North Carolina in 1968. We reincorporated in Delaware on July 1, 2005, in connection with our July 2005 initial public offering ("IPO"). We are headquartered in Mount Airy, North Carolina. Our common stock is traded on the New York Stock Exchange under the symbol "PIKE."

We are one of the largest providers of energy solutions for investor-owned, municipal and co-operative utilities in the United States. Since our founding in 1945, we have evolved from our roots as a specialty non-unionized contractor for electric utilities focused on the distribution sector in the Southeastern United States to a national, leading turnkey energy solutions provider with diverse capabilities servicing over 200 private, municipal, and cooperative electric utilities, such as American Electric Power Company, Inc., Dominion Resources, Inc., Duke Energy Corporation, Duquesne Light Company, E.On AG, Florida Power & Light Company, Progress Energy, Inc., and The Southern Company. Leveraging our core competencies as a company primarily focused on providing a broad range of electric infrastructure services principally for utilities customers, we believe our experienced management team has positioned us to benefit from the substantial long term growth drivers in our industry.

Over the past three years, we have reshaped our business platform and territory significantly from being a distribution construction company based primarily in the southeastern United States to a national energy solutions provider. We have accomplished this through organic growth and strategic acquisitions of companies with complementary service offerings and geographic footprints. Our acquisition of Shaw Energy Delivery Services, Inc. on September 1, 2008 expanded our operations into engineering, design, procurement and construction management services, including in the renewable energy arena, and significantly enhanced our substation and transmission construction capabilities. This acquisition also extended our geographic presence across the continental United States. Our acquisition of Facilities Planning & Siting, PLLC on June 30, 2009 enabled us to provide siting and planning services to our customers which positions us to be involved at the conceptual stage of our customers' projects. On June 30, 2010, we acquired Klondyke Construction LLC ("Klondyke"), based in Phoenix, Arizona, which complemented our engineering and design capabilities with construction services related to substation, transmission, and renewable energy infrastructure and on August 1, 2011, we acquired Pine Valley Power, Inc. ("Pine Valley"), based in Bluffdale, Utah, further strengthening our substation, transmission, distribution, and geothermal construction service capabilities in the Western U.S. We believe our acquisitions of Klondyke and Pine Valley allow us to continue to expand our engineering, procurement and construction ("EPC") services in the Western portion of the United States and better compete in markets with unionized workforces. In addition, we recently began pursuing international opportunities and we were awarded a contract to construct 500 miles of distribution line in Tanzania.

Our comprehensive suite of energy solutions now includes siting, permitting, engineering, designing, planning, constructing, maintaining and repairing power delivery systems, including renewable energy projects, all as further described in the table below:

Service	Revenue Category	Description
Planning & Siting	Engineering and Substation	Our planning and siting process leverages technology and the collection of environmental, cultural, land use and scientific data to facilitate successful right-of-way negotiations and permitting for powerlines, substations, pipelines and renewable energy installations.
Engineering & Design	Engineering and Substation	We provide design, EPC, owner engineer, project management, multi-entity coordination, grid integration, balance-of-plant ("BOP") and Thermal Rate solutions for individual or turnkey powerline, substation and renewable energy projects.
Transmission and Distribution Construction	Overhead Distribution and Other, Underground Distribution and Transmission	We provide overhead and underground powerline construction, upgrade and extension services (predominately single-pole and H-frame wood, concrete or steel poles) for distribution networks and transmission lines with voltages up to 345 kV, energized maintenance work for voltages up to 500kV. Overhead services consist of construction, repair and maintenance of wire and components in energized overhead electric distribution and transmission systems. Underground services range from simple residential installations, directional boring, duct bank and manhole installation, to the construction of complete underground distribution facilities.
Substation Construction	Engineering and Substation	We provide substation construction and service. Substation services include: construction of new substations, existing substation upgrades, relay testing, commissioning, emergency outage response and Smart Grid component installation.
Renewables	Depending on project, can be any type of core revenue	We provide a total energy solution platform, including preliminary studies, planning, siting and permitting, engineering and design, construction, procurement and grid interconnection.
Storm Restoration Services	Storm Restoration Services	Storm restoration involves the repair or reconstruction of any part of a distribution or sub-500 kV transmission network, including substations, power lines, utility poles or other components, damaged during snow, ice or wind storms, flash floods, hurricanes, tornadoes or other natural disasters. We are a recognized leader in storm restoration, due to our ability to rapidly mobilize thousands of existing employees and equipment within 24 hours, while maintaining a functional force for unaffected customers.

Industry Overview

The electrical industry is comprised of investor-owned, municipal and co-operative utilities, independent power producers and independent transmission companies, with three distinct functions: generation, distribution and transmission. The electric transmission and distribution infrastructure is the critical network that connects power from generators to residential, commercial and industrial end users. Electric transmission refers to power lines and substations through which electricity is transmitted over long distances at high voltages (over 69 kV) and lower voltage lines that connect high voltage transmission infrastructure to local distribution networks. Electric distribution refers to the local distribution network, including related substations that step down voltages to distribution levels, which provide electricity to end users over shorter distances.

We believe there are significant opportunities for our business and the services we provide due to the following factors:

Required Future Investment in Transmission and Distribution Infrastructure. Long-term increases in electricity demand, the increasing age of United States electricity infrastructure due to historically insufficient investment and geographic shifts in population have stressed the current electricity infrastructure and increased the need for maintenance, upgrades and expansion. Further, current federal legislation requires the power industry to meet federal reliability standards for its transmission and distribution systems. According to North American Electric Reliability Corporation, transmission circuit miles will increase by 9% by 2019. Additionally, we believe there is significant demand for first or second generation build-out of electricity infrastructure in developing countries. While the United States infrastructure is characterized by its maturity and need for maintenance, we believe certain developing countries suffer from inefficient infrastructure or a lack of infrastructure altogether. As a result, we believe these markets present opportunities for companies, such as ourselves, with scale, sophistication and size to utilize their skills and equipment in productive and profitable projects.

Expanded Development of Energy Sources. We expect to benefit from the development of new sources of electric power generation. Twenty-nine states and Washington, D.C. have adopted mandatory Renewable Portfolio Standards ("RPS"), programs that require a certain percentage of electric power come from renewable sources, and five other states have enacted non-binding RPS-like goals. Several of the provisions of the American Recovery and Reinvestment Act of 2009 ("ARRA") include incentives for investments in renewable energy, energy efficiency and related infrastructure. According to North American Electric Reliability Corporation, approximately 60% of all new power sources to be added to the bulk power system by 2019 will come from wind and solar. The future development of renewable energy sources, as well as new traditional power generation facilities such as nuclear power, will require incremental transmission and substation infrastructure to transport power to demand centers.

Increased Outsourcing of Infrastructure Services. Due to cost control initiatives, the ability to improve service levels and aging workforce trends, utilities have increased the outsourcing of their electricity infrastructure maintenance and construction services needs. We believe that a majority of utility infrastructure services are still conducted in-house and that our customers, especially investor-owned electric utilities, will expand outsourcing of utility infrastructure services over time. Outsourced service providers are often able to provide the same services at a lower cost because of their specialization, larger scale and ability to better utilize their workforce and equipment across a larger geographic footprint.

Our Growth Strategy

Our growth strategy is to expand our broad service offerings across existing and new customers both in the United States as well as internationally. The key elements of the strategy include:

Leverage Existing Customer Relationships to Cross-Sell Our Services. As a leading energy solutions provider, we have turnkey capabilities ranging from planning and siting to engineering and design to construction. We believe growth in our markets will be driven by bundling services and marketing these offerings to our large and extensive customer base and new customers. By offering these services on a turnkey basis, we believe we enable our customers to achieve economies and efficiencies over traditional unbundled services. We believe this should ultimately lead to an expansion of our market share across our existing customer base and provide us the credibility to secure opportunities from new customers. Our recent receipt of an eight year EPC transmission job worth approximately $275 million for a South Carolina nuclear facility highlights our ability to deliver a wide range of services and win new contracts.

Capitalize Upon the Substantial Expected Spend in Our Markets. We believe that the United States power system and network reliability will require significant future upkeep given the postponement of maintenance spending in recent years due to the difficult economic conditions, which we expect will drive demand for our services. We believe our leading position in the markets we service will enable us to capitalize on increases in demand for our services.

Strong Platform to Participate in the Continued Consolidation of the Energy Solutions Market in the United States. The domestic competitive landscape in our industry includes only a few other large companies that offer a broad spectrum of energy solutions services while the vast majority of our competitors and other market participants are local and regional firms offering only a limited number of services. We believe our existing and potential customers desire a deeper range of service offerings on an ever-increasing scale. Consequently, we believe our broad platform of service offerings will enable us to acquire additional market share and further penetrate our existing markets.

In addition, we believe our broad platform of service offerings will be attractive to local and regional firms looking to consolidate with a larger company offering a more diversified and complete set of services. We have a successful history of identifying and integrating acquisitions. For example:

- in September 2008, we acquired Shaw Energy Delivery Services, Inc., which expanded our operations into engineering, design, procurement and construction management services, including in the renewable energy arena, significantly enhanced our substation and transmission construction capabilities, and further extended our geographic presence across the United States;
- in June 2009, we acquired Facilities Planning & Siting, PLLC, which allows us to provide siting and planning services to our customers which positions us to be involved at the conceptual stage of their projects;
- in June 2010, we acquired Klondyke, which expanded our construction capabilities into the Southwest United States and provides us the capability to provide EPC services to our customers in the Western United States and to compete in unionized labor markets; and
- in August 2011, we acquired Pine Valley, which expanded our construction capabilities into the Western United States and, when coupled with Klondyke, provides us depth and experience in the T&D construction market in the Western U.S. and leverages our EPC offering to our customers.

Apply our Expertise to International Markets. We currently are pursuing international opportunities, both individually and through strategic partnerships. We believe that our reputation and experience combined with our broad range of services allows us to opportunistically bid on attractive international projects. For example, in August 2010, we won our first international EPC contract of approximately $18 million to construct 500 miles of distribution line in Tanzania over what we believe will be the next 1.5 years. Planning and siting for this project are substantially complete, engineering and design work is under way, and construction began in July 2011. This project is supported by United States government commitments and guarantees. We believe there will be other large and financially attractive projects to pursue in international markets over the next few years as developing regions including Africa install or develop their electric infrastructure.

Competitive Strengths

We believe that we have a unique and strong competitive position in the markets in which we operate resulting from a number of factors including:

Leading Provider of Energy Solutions. We believe that we are one of only a few companies offering a broad spectrum of energy solutions that our current and prospective customers increasingly demand. We differentiate ourselves from many of our competitors based on the size and scale of our turnkey capabilities, from planning and siting to engineering and design to construction and maintenance. With these capabilities, we can satisfy almost all customer project requirements from inception to commission. The ability to perform planning, siting, permitting, engineering, construction, and commissioning with in-house resources provides us better control of schedule, cost, and quality. In addition, most of our engineering and construction personnel have extensive electrical infrastructure design and operating experience.

Attractive, Contiguous Presence in Key Geographic Markets. We operate in a contiguous geographic market covering 43 states for siting and engineering and 32 states for construction services. Over the long-term, our markets have exhibited strong population growth and increases in electricity consumption, which have increased demand for our services. Moreover, the contiguous nature of our service territory provides us with significant operating efficiency and flexibility in responding to our customers' needs across our full range of energy solutions. Our extensive network of offices enables us to deliver our services in most key markets of the United States and enhances our opportunity to expand our customer reach. In addition, we believe our customized, well maintained and extensive fleet and experienced crews provide us with a competitive advantage in our ability to service our customers and respond rapidly to storm restoration opportunities. These attributes enable us to effectively deploy our fleet resources of over 4,700 pieces of motorized equipment across our national footprint, unlike many of our competitors who lack such resources.

Long-Standing Relationships Across a High-Quality Customer Base. We have a diverse customer base with broad geographic presence throughout the United States that includes over 200 investor-owned, municipal and co-operative electric utilities, such as American Electric Power, Dominion, Duke Energy, Duquesne Light, E.On AG, Florida Power & Light, PacifiCorp, Progress Energy, and The Southern Company. Many of our customer relationships extend for more than 25 years. We believe these important relationships provide us an advantage in competing for their business and developing new clients.

Outsourced Services-Based Business Model. We provide vital services to investor-owned, municipal and co-operative electric utilities, the vast majority of which are provided under long-term master services agreements (MSAs) with our customers. Over time, many of our customers have increased their reliance on outsourcing the maintenance and improvement of their distribution and transmission systems to third-party service providers in an effort to more efficiently and cost effectively manage their core business. We believe this outsourcing trend will continue to be a key growth driver for the leading participants in our industry as electric utilities continue to focus more on their core competencies.

Recognized Leader in Storm Restoration Capabilities. Our construction footprint includes the areas of the U.S. power grid we believe are the most susceptible to damage caused by inclement weather, such as hurricanes and ice storms. Our contiguous geographic footprint enables us to work with our customers to secure the crews from non-affected areas and relocate them to the storm area quickly. Storm restoration services do not require dedicated storm teams "on call" or any additional storm-specific crew additions. Our flexible business strategy allows us to position crews where they are needed. We maintain a dedicated 24-hour Storm Center that acts as the single hub of command. Our storm restoration services often solidify existing customer relationships and create opportunities with new customers. Our storm restoration revenues vary significantly from year-to-year as shown in the table below.

Fiscal Year	Storm Restoration Revenues (In millions)	Total Revenues (In millions)	Storm Revenues as a Percentage of Total Revenues
2007	$ 53.2	$ 596.8	8.9%
2008	$ 49.4	$ 552.0	8.9%
2009	$ 152.9	$ 613.5	24.9%
2010	$ 46.6	$ 504.1	9.2%
2011	$ 64.5	$ 593.9	10.9%

The following table sets forth certain information related to selected storm mobilizations in recent years:

Selected Storm Mobilizations

Storm (States Affected)	Fiscal Year	Approximate Number of Employees Mobilized
Hurricanes / Tropical Storms / Other		
April Tornadoes (TX, OK, AR, LA, MS, AL, GA, TN, KY)	2011	1,750
Ike (TX, LA, AR, OH, KY)	2009	2,500
Gustav (LA, MS, AL)	2009	1,500
Fay (FL, AL, MS)	2008	900
Winter Storms		
February Winter Storm (IN, OH, PA, VA, MD, Dist. of Columbia, LA, TX)	2011	1,200
January Winter Storm (VA, WV, Dist. of Columbia, MD)	2011	600
Winter Storm (TX, OK, GA, SC, NC, VA, WV, MD, OH, PA)	2010	1,800
Winter Storm (KY, NC, VA, TN, WV)	2010	1,350
Winter Storm (IN, KY, MO, OH)	2009	2,200
Ice Storm (OK)	2008	1,350
Ice Storm (MO)	2007	1,500

Experienced Operations Management Team with Extensive Relationships. Our operations management team and its members have served in a variety of roles and senior positions with us, our customers and our competitors. We believe that our management team's deep industry knowledge, experience and relationships extend our operating capabilities, improve the quality of our services, facilitate access to clients and enhance our strong reputation in the industry. In addition, our management team has successfully integrated several acquisitions that have broadened our geographic footprint and expanded our energy solutions portfolio.

Types of Service Arrangements

For the fiscal year ended June 30, 2011, approximately 79% of our services were provided under master service agreements ("MSAs") that cover transmission and distribution maintenance, upgrade and extension services, as well as some new construction services including engineering, siting and planning. The remaining 21% of our services were generated by fixed-price agreements. Work under MSAs is typically billed based on either hourly usage of labor and equipment or unit of work.

Hourly arrangements involve billing for actual productive hours spent on a particular job. The unit-based arrangements involve billing for actual units (completed poles, cross arms, specific length of line, etc.) based on prices defined in customers' MSAs. Revenues for longer duration fixed-price contracts are recognized using the percentage-of-completion method, measured by the percentage of costs incurred to date to total estimated costs for each contract.

Initial arrangement awards are usually made on a competitive bid basis; however, extensions are often completed on a negotiated basis. As a result of our track record of quality work and services, a majority of our arrangements are renewed at or before the expiration of their terms. We have extended many of our agreements in the current business environment to position ourselves for an upturn in the economy.

The terms of our service arrangements are typically one to three years for co-operative and municipal utilities and three to five years for investor-owned utilities, with periodic pricing reviews. Due to the nature of our MSAs, in many instances our customers are not committed to minimum volumes of services, but rather we are committed to perform specific services covered by MSAs if and to the extent requested by the customer. The customer is obligated to obtain these services from us if they are not performed by their employees. Therefore, there can be no assurance as to the customer's requirements during particular periods, nor are estimations predictive of future revenues. Most of our arrangements, including MSAs, may be terminated by our customers on short notice. Because the majority of our customers are well-capitalized, investment grade-rated electric utilities, we have historically experienced minimal bad debts.

Seasonality

Because our services are performed outdoors, operational results can be subject to seasonal weather variations. These seasonal variations affect both construction and storm restoration services. Extended periods of rain can negatively affect deployment of construction crews, particularly with respect to underground work. During winter months, demand for construction work is generally lower due to inclement weather. Demand for construction work generally increases during spring and summer months, due to improved weather conditions. Due to the unpredictable nature of storms, the level of storm restoration revenues fluctuates from period to period.

Competition

We face significant competition. Our competitors vary in size, geographic scope and areas of expertise. We also face competition from in-house service organizations of our existing and prospective customers, which may employ personnel who perform some of the same types of services we provide.

We believe that the principal competitive factors in the end markets in which we operate are:

- diversified services, including the ability to offer turn-key EPC project services;
- customer relationships and industry reputation;
- responsiveness in emergency restoration situations;
- adequate financial resources and bonding capacity;
- geographic breadth and presence in customer markets:
- pricing of services, particularly under MSA constraints; and
- safety concerns of our crews, customers and the general public.

We believe that we have a favorable competitive position in our markets due in large part to our ability to execute with respect to each of these factors. Our years of experience, broad spectrum of service offerings, customer service and safety contribute to our competitive advantages.

Small third-party service providers pose a smaller threat to us than national competitors because they are frequently unable to compete for larger, blanket service agreements to provide system-wide coverage. However, some of our competitors are larger, have greater resources and are able to offer a broader range of services (such as services to the telecommunications industry) or offer services in a broader geographic territory. In addition, certain of our competitors may have lower overhead cost structures and may, therefore, be able to provide services at lower rates. Furthermore, if employees leave our employment to work with our competitors, we may lose existing customers who have formed relationships with those former employees. Competitive factors may require us to take future measures, such as price reductions, that could reduce profitability. There are few significant barriers to entry into our industry and, as a result, any organization with adequate financial resources and access to qualified staff may become a competitor.

Customers

We are proud of the relationships we have built with our customers, some of which go back over 65 years to when our company was formed. We remain focused on developing and maintaining strong, long-term relationships with electric investor-owned, municipal and co-operative utilities. Our diverse customer base includes over 200 electric companies, with broad geographic national presence. Our top ten customers accounted for approximately 59%, 59%, and 56% of our revenues during fiscal 2011, 2010, and 2009, respectively. Duke Energy was our only customer that represented greater than 10% of our revenues during that time frame, with approximately 20%, 22%, and 20% for fiscal 2011, 2010, and 2009, respectively. The planned merger of Duke Energy and Progress Energy would further increase our customer concentration, where 26.4%, 29.1%, and 22.5% of our fiscal 2011, 2010, and 2009 revenues, respectively, were received from Duke Energy and Progress Energy together. Given the composition of the investor-owned, municipal and co-operative utilities in our geographic market, we expect that a substantial portion of our total revenues will continue to be derived from a limited group of customers. Furthermore, because the majority of our customers are well-capitalized, investment grade-rated electric utilities, we have historically experienced minimal bad debts.

Employees

At June 30, 2011, we employed approximately 4,600 full and part-time employees, of which approximately 4,000 were revenue producing and approximately 600 were non-revenue producing. Approximately 57 of our Klondyke employees are represented by a union or subject to collective bargaining agreements, requiring us to pay specified wages and provide certain benefits to these employees. We believe that our relationship with our employees is very good.

Training, Quality Assurance and Safety

Performance of our services requires the use of heavy equipment and exposure to potentially dangerous conditions. We emphasize safety at every level of the company, with safety leadership in senior management, an extensive and required ongoing safety and training program with physical training facilities and on-line courses, Occupation Safety and Health Administration ("OSHA") courses, and lineman training through an accredited four-year program that has grown to be one of the largest power line training programs in the United States.

As is common in our industry, we regularly have been, and will continue to be, subject to claims by employees, customers and third parties for property damage and personal injuries.

Equipment

As of June 30, 2011, our customized and extensive fleet consisted of over 4,700 pieces of motorized equipment with an average age of approximately seven years (measured as of June 2011) as compared to their range of useful lives from three to 18 years. We own the majority of our fleet and, as a result, believe we have an advantage relative to our competitors in our ability to mobilize, outfit and manage the equipment necessary to perform our construction work.

Our equipment includes standardized trucks and trailers, support vehicles and specialty construction equipment, such as backhoes, excavators, generators, boring machines, cranes, wire pullers and tensioners. The standardization of our trucks and trailers allows us to minimize training, maintenance and parts costs. We service the majority of our fleet and are a final-stage manufacturer for several configurations of our specialty vehicles. We can build components on-site, which reduces reliance on equipment suppliers.

Our maintenance team has the capability to operate 24 hours a day, both at maintenance centers and in the field, and provides high-quality custom repair work and expedient service, in maintaining a fleet poised for mobilization. We believe this gives us a competitive advantage, with stronger local presence, lower fuel costs and more efficient equipment maintenance.

Proprietary Rights

We operate under a number of trade names, including Pike, Pike Electric, Pike Energy Solutions and Klondyke. We have obtained U.S. federal trademark registration for "Pike" and "Pike Electric" and have other federal trademark registrations and pending trademark and patent applications. We also rely on state and common law protection. We have invested substantial time, effort and capital in establishing the Pike name and believe that our trademarks are a valuable part of our business.

Risk Management and Insurance

We maintain insurance arrangements with coverage customary for companies of our type and size, including general liability, automotive and workers' compensation. We are partially self-insured under our major policies, and our insurance does not cover all types or amounts of liabilities. Under our general liability, automotive and individual workers' compensation arrangements, we are generally liable for up to $1.0 million per occurrence. We also maintain insurance for health insurance claims exceeding $0.5 million per person on an annual basis. We are not required to, and do not, specifically set aside funds for our self-insurance programs. At any given time, we are subject to multiple workers' compensation and personal injury and other employee-related claims. Losses are accrued based on estimates of the ultimate liability for claims reported and an estimate of claims incurred but not reported. We maintain accruals based on known facts and historical trends.

In the ordinary course of business, we are required by certain customers to post surety or performance bonds in connection with services that we provide to them. As of June 30, 2011, we have approximately $139.0 million in surety bonds outstanding and have provided collateral in the form of letters of credit to sureties in the amount of $2.0 million. We have never had to reimburse any of our sureties for expenses or outlays incurred under a performance or payment bond.

Government Regulation

Our operations are subject to various federal, state and local laws and regulations including licensing requirements, building and electrical codes, permitting and inspection requirements applicable to construction projects, regulations relating to worker safety and health, including those in respect of OSHA and regulations relating to environmental protection.

We believe that we are in material compliance with applicable regulatory requirements and have all material licenses required to conduct our operations. Our failure to comply with applicable regulations could result in substantial fines and/or revocation of our operating licenses. Many state and local regulations governing electrical construction require permits and licenses to be held by individuals who typically have passed an examination or met other requirements. We have a regulatory compliance group that monitors our compliance with applicable regulations.

Environmental Matters

Our facilities and operations are subject to a variety of environmental laws and regulations which govern, among other things, the use, storage and disposal of solid and hazardous wastes, the discharge of pollutants into the air, land and water, and the cleanup of contamination. In connection with our truck fueling, maintenance, repair, washing and final-stage manufacturing operations, we use regulated substances such as gasoline, diesel and oil, and generate small quantities of regulated waste such as used oil, antifreeze, paint and car batteries. Some of our properties contain, or previously contained, aboveground or underground storage tanks, fuel dispensers, and/or solvent-containing parts washers. In the event we cause, or we or our predecessors have caused, a release of hazardous substances or other environmental damage, whether at our sites, sites where we perform our services, or other locations such as off-site disposal locations or adjacent properties, we could incur liabilities arising out of such releases or environmental damage. Although we have incurred in the past, and we anticipate we will incur in the future, costs to maintain environmental compliance and/or to address environmental issues, such costs have not had, and are not expected to have, a material adverse effect on our results of operations, cash flows or financial condition. Please see "Year Ended June 30, 2010 Compared to Year Ended June 30, 2009" from Management Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Annual Report for a discussion of expenses we incurred in fiscal 2010 in connection with the cleanup of certain petroleum related products on an owned property in Georgia.

Available Information

Our website address is www.pike.com. You may obtain free copies of our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and our proxy statement, any amendments to such reports, and filings under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended, through our website under the heading "Investor Center" or through the website of the Securities and Exchange Commission ("SEC") (www.sec.gov). In addition, our Corporate Governance Guidelines, Code of Conduct and Ethics, and the charters of our Audit Committee, Compensation Committee and Nominating and Governance Committee are posted on our website in the Investor Center section under the heading "Corporate Governance." We intend to disclose on our website any amendments or waivers to our Code of Ethics and Business Conduct that are required to be disclosed pursuant to Item 5.05 of Form 8-K. These reports are available on our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The public may read and copy any materials filed by us with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

ITEM 1A. ***RISK FACTORS***

Our business is subject to a variety of risks, including the risks described below. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected and we may not be able to achieve our goals. This Annual Report on Form 10-K also includes statements reflecting assumptions, expectations, projections, intentions, or beliefs about future events that are intended as "forward-looking statements" under the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934 and should be read in conjunction with the section entitled *"Forward-Looking Statements."*

The economic downturn and instability in the financial markets may adversely impact our customers' future spending as well as payment for our services and, as a result, our operations and growth. The U.S. economy is still recovering from the recent recession, and growth in U.S. economic activity has slowed substantially. The financial markets also have not fully recovered. It is uncertain when these conditions will significantly improve. Stagnant or declining U.S. economic conditions have adversely impacted the demand for our services and resulted in the delay, reduction or cancellation of certain projects and may continue to adversely affect us in the future. Additionally, our customers may finance their projects through the incurrence of debt or the issuance of equity. The availability of credit remains constrained, and many of our customers' equity values have not fully recovered from the negative impact of the recession. A reduction in cash flow or the lack of availability of debt or equity financing may continue to result in a reduction in our customers' spending for our services and may also impact the ability of our customers to pay amounts owed to us, which could have a material adverse effect on our operations and our ability to grow at historical levels. A further reduction in customer spending for our services may increase competitive pressures and potentially lower operating margins.

We derive a significant portion of our revenues from a small group of customers. The loss of or a significant decrease in services to one or more of these customers could negatively impact our business, financial condition and results of operations. Our customer base is highly concentrated. Our top ten customers accounted for approximately 59%, 59%, and 56% of our revenues for fiscal 2011, 2010, and 2009, respectively. Duke Energy was our only customer that represented greater than 10% of our revenues during that time frame, accounting for 20%, 22%, and 20% of our revenues for fiscal 2011, 2010, and 2009, respectively. The planned merger of Duke Energy and Progress Energy would further increase our customer concentration where 26.4%, 29.1%, and 22.5% of our fiscal 2011, 2010, and 2009 revenues, respectively, were received from Duke Energy and Progress Energy together. Given the composition of the investor-owned, municipal and co-operative electric utilities in our geographic market, we expect a substantial portion of our revenues will continue to be derived from a limited group of customers. We may not be able to maintain our relationships with these customers, and the loss of, or substantial reduction of our sales to, any of our major customers could materially and adversely affect our business, financial condition and results of operations.

Our customers often have no obligation to assign work to us, and many of our arrangements may be terminated on short notice. As a result, we are at risk of losing significant business on short notice. Most of our customers assign work to us under MSAs. Under these arrangements, our customers generally have no obligation to assign work to us and do not guarantee service volumes. Most of our customer arrangements, including our MSAs, may be terminated by our customers on short notice. In addition, many of our customer arrangements, including our MSAs, are open to competitive bidding at the expiration of their terms. As a result, we may be displaced on these arrangements by competitors from time to time. Our business, financial condition and results of operations could be materially and adversely affected if our customers do not assign work to us or if they cancel a number of significant arrangements and we cannot replace them with similar work.

Our industry is highly competitive and we may be unable to compete effectively, retain our customers or win new customers, which could result in reduced profitability and loss of market share. We face intense competition from subsidiaries or divisions of four national companies, approximately eight regional companies and numerous small, owner-operated private companies. We also face competition from the in-house service organizations of our existing or prospective customers, some of which employ personnel who perform some of the same types of services we provide. We compete primarily on the basis of our reputation and relationships with customers, safety and execution record, geographic presence and our breadth of service offerings, pricing and availability of qualified personnel. Certain of our competitors may have lower cost structures and may, therefore, be able to provide their services at lower rates than we can provide. Many of our current and potential competitors, especially our competitors with national scope, also may have significantly greater financial, technical and marketing resources than we do. In addition, our competitors may succeed in developing the expertise, experience and resources to compete successfully and in marketing and selling new services better than we can. Furthermore, our existing or prospective customers may not continue to outsource services in the future or we may not be able to retain our existing customers or win new customers. The loss of existing customers to our competitors or the failure to win new customers could materially and adversely affect our business, financial condition and results of operations.

Our storm restoration services are highly volatile and unpredictable, which could result in substantial variations in, and uncertainties regarding, the levels of our financial results from period to period. Revenues derived from our storm restoration services are highly volatile and uncertain due to the unpredictable nature of weather-related events. Our annual storm restoration revenues have ranged from a low of $46.6 million to a high of $152.9 million during the five fiscal years ended June 30, 2011. During fiscal 2009, we experienced some of the largest storm restoration events in our history as several significant hurricanes impacted the Gulf Coast and Florida and significant winter storms affected the Midwest. Our storm restoration revenue for fiscal 2009 is not indicative of the revenue that we typically generate in any period or can be expected to generate in any future period. Our historical results of operations have varied between periods due to the volatility of our storm restoration revenues. The levels of our future revenues and net income (loss) may be subject to significant variations and uncertainties from period to period due to the volatility of our storm restoration revenues. In addition, our storm restoration revenues are offset in part by declines in our core services because we staff storm restoration mobilizations in large part by diverting resources from our core services.

We are subject to the risks associated with government construction projects. Our utility customers often engage us to provide services on government construction projects, and we also provide services directly on government construction projects, primarily for state and local governments. We are therefore exposed to the risks associated with government construction projects, including the risks that spending on construction may be reduced, pending projects may be terminated or curtailed and planned projects may not be pursued as expected or at all as a result of the economic downturn or otherwise. In addition, government customers typically can terminate or modify any of their contracts at their convenience, and some of these government contracts are subject to renewal or extension annually. If a government customer terminates or modifies a contract, our backlog and revenue may be reduced or we may incur a loss, either of which could impair our financial condition and operating results. A termination due to our unsatisfactory performance could expose us to liability and adversely affect our ability to compete for future projects and orders. In cases where we are a subcontractor, the primary contract under which we subcontract could be terminated, regardless of the quality of our services as a subcontractor or our relationship with the relevant government customer.

The risks of government construction projects also include the increased risk of civil and criminal fines and penalties for violations of applicable regulations and statutes and the risk of public scrutiny of our performance on high profile sites. In addition, our failure to comply with the terms of one or more of our government contracts, other government agreements, or government regulations and statutes could result in our being suspended or barred from future government construction projects for a significant period of time. We could also be indirectly exposed to certain of these risks when we indemnify our customers performing work on government construction projects.

We may incur warranty costs that could adversely affect our profitability. Under almost all of our contracts, we warrant certain aspects of our maintenance and construction services. To the extent we incur substantial warranty claims in any period, our reputation, our ability to obtain future business from our customers and our profitability could be adversely affected. We cannot provide assurance that significant warranty claims will not be made in the future.

We may incur liabilities or suffer negative financial or reputational impacts relating to occupational health and safety matters. Our operations are subject to extensive laws and regulations relating to the maintenance of safe conditions in the workplace. While we have invested, and will continue to invest, substantial resources in our occupational health and safety programs, our industry involves a high degree of operational risk and there can be no assurance that we will avoid significant liability exposure. Although we have taken what we believe are appropriate precautions, our employees have suffered fatalities in the past and may suffer additional fatalities in the future. Serious accidents, including fatalities, may subject us to substantial penalties, civil litigation or criminal prosecution. Claims for damages to persons, including claims for bodily injury or loss of life, could result in substantial costs and liabilities, which could materially and adversely affect our financial condition, results of operations or cash flows. In addition, if our safety record were to substantially deteriorate over time or we were to suffer substantial penalties or criminal prosecution for violation of health and safety regulations, our customers could cancel our contracts and not award us future business.

Our business is subject to numerous hazards that could subject us to substantial monetary and other liabilities. If accidents occur, they could materially and adversely affect our business and results of operations. Our business is subject to numerous hazards, including electrocutions, fires, natural gas explosions, mechanical failures, weather-related incidents, transportation accidents and damage to utilized equipment. These hazards could cause personal injury and loss of life, severe damage to or destruction of property and equipment and other consequential damages and could lead to suspension of operations, large damage claims and, in extreme cases, criminal liability. Our safety record is an important consideration for our customers. If serious accidents or fatalities occur, we may be ineligible to bid on certain work, and existing service arrangements could be terminated. In addition, if our safety record was to deteriorate, our ability to bid on certain work could be adversely impacted. Further, regulatory changes implemented by OSHA could impose additional costs on us. Adverse experience with hazards and claims could have a negative effect on our reputation with our existing or potential new customers and our prospects for future work.

Federal and state legislative and regulatory developments that we believe should encourage electric power transmission infrastructure spending may fail to result in increased demand for our services. In recent years, federal and state legislation has been passed and resulting regulations have been adopted that could significantly increase spending on electric power transmission infrastructure, including the Energy Act of 2005 and the American Recovery and Reinvestment Act of 2009 ("ARRA"). However, much fiscal, regulatory and other uncertainty remains as to the impact this legislation and regulation will ultimately have on the demand for our services. For instance, regulations implementing provisions of the Energy Act of 2005 that may affect demand for our services remain, in some cases, subject to review in various federal courts. In one such case, decided in February 2009, a federal court of appeals vacated Federal Energy Regulatory Commission's interpretation of the scope of its backstop transmission line siting authority for electric power transmission projects. Accordingly, the effect of these regulations, once finally implemented, is uncertain and may not result in increased spending on the electric power transmission infrastructure. Continued uncertainty regarding the implementation of the Energy Act of 2005 and ARRA may result in slower growth in demand for our services.

Renewable energy initiatives, including ARRA, may not lead to increased demand for our services. In addition, we cannot predict when programs under ARRA will be implemented or the timing and scope of any investments to be made under these programs, particularly in light of capital constraints on potential developers of these projects. Investments for renewable energy and electric power infrastructure under ARRA may not occur, may be less than anticipated or may be delayed, may be concentrated in locations where we do not have significant capabilities, and any resulting contracts may not be awarded to us, any of which could negatively impact demand for our services.

Utilities' focus on power generation has and may continue to temporarily divert attention and capital away from maintenance projects we perform. Utilities have and may continue to commit additional capital to power generation projects. This capital demand has and may continue to cause certain distribution powerline maintenance projects to be deferred. Any deferral in spending on maintenance of distribution infrastructure by our customers could result in our having decreased revenues and place further pressure on our business model and ability to remain profitable.

Inability to perform our obligations under EPC and fixed-price contracts may adversely affect our business. EPC contracts require us to perform a range of services for our customers, some of which we routinely subcontract to other parties. While only 21% and 13% of our revenues were derived from fixed-price contracts during fiscal 2011 and 2010, respectively, more of our business is moving to fixed-price contracts. We believe that these types of contracts will become increasingly prevalent in the powerline industry. In most instances, these contracts require completion of a project by a specific date and the achievement of certain performance standards. If we subsequently fail to meet such dates or standards, we may be held responsible for costs resulting from such failure. Our inability to obtain the necessary material and equipment to meet a project schedule or the installation of defective material or equipment could have a material adverse effect on our business, financial condition and results of operations.

Demand for some of our services is cyclical and vulnerable to industry and economic downturns, which could materially and adversely affect our business and results of operations. The demand for infrastructure services has been, and will likely continue to be, cyclical in nature and vulnerable to general downturns in the U.S. economy. When the general level of economic activity deteriorates, our customers may delay or cancel expansions, upgrades, maintenance and repairs to their systems. A number of other factors, including the financial condition of the industry, could adversely affect our customers and their ability or willingness to fund capital expenditures in the future. We are also dependent on the amount of work that our customers outsource. During downturns in the economy, our customers may determine to outsource less work resulting in decreased demand for our services. Furthermore, the historical trend toward outsourcing of infrastructure services may not continue as we expect. In addition, consolidation, competition or capital constraints in the electric power industry may result in reduced spending by, or the loss of, one or more of our customers. These fluctuations in demand for our services could materially and adversely affect our business, financial condition and results of operations, particularly during economic downturns. Economic downturns may also adversely affect the pricing of our services.

To be successful, we need to attract and retain qualified personnel, and any inability to do so would adversely affect our business. Our ability to provide high-quality services on a timely basis requires an adequate supply of engineers, skilled linemen and project managers. Accordingly, our ability to increase our productivity and profitability will be limited by our ability to employ, train and retain skilled personnel necessary to meet our requirements. We may not be able to maintain an adequate skilled labor force necessary to operate efficiently. Our labor expenses may also increase as a result of a shortage in the supply of skilled personnel, or we may have to curtail our planned internal growth as a result of labor shortages. We may also spend considerable resources training employees who may then be hired by our competitors, forcing us to spend additional funds to attract personnel to fill those positions. In addition, our employees might leave our company and join our competitors. If this happens, we may lose some of our existing clients that have formed relationships with these former employees. In addition, we may lose future clients to a former employee as a competitor. If we are unable to hire and retain qualified personnel in the future, there could be a material adverse effect on our business, financial condition and results of operations.

We are dependent on our senior management and other key personnel, the loss of which could have a material adverse effect on our business, financial condition and results of operations. Our operations, including our customer relationships, are dependent on the continued efforts of our senior management and other key personnel. Although we have entered into employment agreements with our key employees, we cannot be certain that any individual will continue in such capacity for any particular period of time. We do not maintain key person life insurance policies on any of our employees. The loss of any member of our senior management or other key personnel, or the inability to hire and retain qualified management and other key personnel, could have a material adverse effect on our business, financial condition and results of operations.

Our unionized workforce could adversely affect our operations and our ability to complete future acquisitions. In addition, we contribute to multi-employer plans that could result in liabilities to us if these plans are terminated or we withdraw. Our acquisition of Klondyke introduced a unionized workforce to our operations, as substantially all of its hourly employees are unionized. In addition, our acquisition on August 1, 2011, of Pine Valley further expanded our unionized workforce, as substantially all of its employees also are unionized. As of June 30, 2011, approximately 1% of our employees were covered by collective bargaining agreements. This percentage could grow if more of our employees unionize or we expand our services in states that have predominantly unionized workforces in our industry. Any strikes or work stoppages could adversely impact our relationships with our customers, hinder our ability to conduct business and increase costs. Our current workforce could experience an increase in union organizing activity, particularly if legislation that would facilitate such activity, such as the Employee Free Choice Act now pending before Congress, becomes law. Increased unionization could increase our costs, and we may not be able to recoup those cost increases by increasing prices for our services.

With the acquisition of Klondyke in June 2010 and Pine Valley in August 2011, we now contribute to several multi-employer pension plans for employees covered by collective bargaining agreements. These plans are not administered by us, and contributions are determined in accordance with provisions of negotiated labor contracts. The Employee Retirement Income Security Act of 1974, as amended by the Multi-employer Pension Plan Amendments Act of 1980, imposes certain liabilities upon employers who are contributors to a multi-employer plan in the event of the employer's withdrawal from, or upon termination of, such plan. We do not routinely review information on the net assets and actuarial present value of the multi-employer pension plans' unfunded vested benefits allocable to us, if any, and we are not presently aware of the amounts, if any, for which we may be contingently liable if we were to withdraw from any of these plans. In addition, if any of these multi-employer plans enters "critical status" under the Pension Protection Act of 2006, we could be required to make significant additional contributions to those plans.

Our ability to complete future acquisitions could be adversely affected because of our union status for a variety of reasons. For example, our union agreements may be incompatible with the union agreements of a business we want to acquire, and some businesses may or may not want to become affiliated with a company that maintains a significantly unionized workforce. Additionally, we may increase our exposure to withdrawal liabilities for underfunded multi-employer pension plans to which an acquired company contributes.

We require subcontractors to assist us in providing certain services and we may be unable to retain the necessary subcontractors to complete certain projects. We use subcontractors to perform portions of our contracts and to manage workflow. Although we are not dependent upon any single subcontractor, general market conditions may limit the availability of subcontractors on which we rely to perform portions of our contracts and this could have a material adverse effect on our business, financial condition and results of operations.

Our current insurance coverage may not be adequate, and we may not be able to obtain insurance at acceptable rates, or at all. We are partially self-insured for our major risks, and our insurance does not cover all types or amounts of liabilities. Our insurance policies for individual workers' compensation and vehicle and general liability are subject to substantial deductibles of $1.0 million per occurrence. We are not required to, and do not, specifically set aside funds for our self-insurance programs. At any given time, we are subject to multiple workers' compensation and personal injury claims. Our insurance policies may not be adequate to protect us from liabilities that we incur in our business. In addition, business insurance programs require collateral currently provided by $19.6 million in letters of credit and cash deposits of $1.8 million.

In addition, due to a variety of factors such as increases in claims and projected increases in medical costs and wages, insurance carriers may be unwilling to provide the current levels of coverage without a significant increase in collateral requirements to cover our deductible obligations. Furthermore, our insurance premiums may increase in the future and we may not be able to obtain similar levels of insurance on reasonable terms, or at all. Any such inadequacy of, or inability to obtain, insurance coverage at acceptable rates, or at all, could have a material adverse effect on our business, financial condition and results of operations.

Fuel costs could materially and adversely affect our operating results. We have a large fleet of vehicles and equipment that primarily use diesel fuel. Our fuel and oil expenses have ranged from 4.4% to 6.2% of our total revenues over the last three fiscal years. Fuel costs have been very volatile over the last several years. Fuel prices and supplies are influenced by a variety of international, political and economic circumstances. In addition, weather and other unpredictable events may significantly affect fuel prices and supplies. These or other factors could result in higher fuel prices which, in turn, would increase our costs of doing business and lower our gross profit.

A portion of our business depends on our ability to provide surety bonds or letters of credit and we may be unable to compete for or work on certain projects if we are not able to obtain the necessary surety bonds or letters of credit. A portion of our contracts require and we expect that a portion of our future contracts will require that we provide our customers with security for the performance of their projects. This security may be in the form of a "performance bond" (a bond whereby a commercial surety provides for the benefit of the customer a bond insuring completion of the project) or a letter of credit. Further, under standard terms in the surety market, sureties issue or continue bonds on a project-by-project basis and can decline to issue bonds at any time or require the posting of additional collateral as a condition to issuing or renewing any bonds.

Current or future market conditions, including losses incurred in the construction industry, decreases in lending activity and ultimately our performance on contracts, may have a negative effect on surety providers. These market conditions, as well as changes in our surety providers' assessment of our operating and financial risk, could also cause our surety providers to decline to issue or renew, or substantially reduce the amount of, bonds for our work and could increase our bonding costs. These actions could be taken on short notice. If our surety providers were to limit or eliminate our access to bonding, our alternatives would include seeking bonding capacity from other sureties, finding more business that does not require bonds and posting other forms of collateral for project performance, such as letters of credit or cash. We may be unable to secure these alternatives in a timely manner, on acceptable terms, or at all. Accordingly, if we were to experience an interruption or reduction in our availability of bonding capacity, we may be unable to compete for or work on certain projects and such interruption or reduction could have a material adverse effect on our business, financial condition and results of operations. If we are able to obtain letters of credit, we may be unable to provide the requested terms or amounts of our customers based upon the terms of our senior credit facility.

We extend credit to customers for purchases of our services. In the past we have had, and in the future we may have, difficulty collecting receivables from customers that are subject to protection under bankruptcy or insolvency laws, are otherwise experiencing financial difficulties or dispute the amount owed to us. We grant credit, generally without collateral, to our customers located throughout the United States and abroad. Consequently, we are subject to potential credit risk related to changes in the electric power and gas utility industries and their performance. Please refer to Note 17 of our consolidated financial statements in Item 8 of this Form 10-K for additional information regarding the concentration of our credit risk among our larger customers. If any of our large customers, some of which are highly leveraged, file for bankruptcy or experience financial difficulties, we could suffer reduced cash flows and losses in excess of current allowances provided. We could also experience adverse financial effects if our customers dispute or refuse to pay the amounts owed to us for various reasons, such as disagreement as to the terms of the governing contract, or dissatisfaction with the quality or timing of the work we performed.

The current economic downturn has adversely affected many of our customers and increased the risk that a greater percentage of our accounts receivable will not be collectible. Our allowance for doubtful accounts was less than 1% of accounts receivable at June 30, 2011. We cannot provide assurance that this estimate will be realized or that the allowance will be sufficient.

Weather conditions can adversely affect our operations and, consequently, revenues. The electric infrastructure servicing business is subject to seasonal variations, which may cause our operating results to vary significantly from period to period and could cause the market price of our stock to fall. Due to the fact that a significant portion of our business is performed outdoors, our results of operations are subject to seasonal variations. These seasonal variations affect our core activities of maintaining, upgrading and extending electrical distribution powerlines and not only our storm restoration services. Sustained periods of rain, especially when widespread throughout our service area, can negatively affect our results of operations for a particular period. In addition, during periods of El Niño conditions, typically more rainfall than average occurs over portions of the U.S. Gulf Coast and Florida, which includes a significant portion of our service territory. Generally, during the winter months, demand for new work and maintenance services may be lower due to reduced construction activity during inclement weather. As a result, operating results may vary significantly from period to period.

Our financial results are based upon estimates and assumptions that may differ from actual results. In preparing our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"), several estimates and assumptions are used by management in determining the reported amounts of assets and liabilities, revenues and expenses recognized during the periods presented and disclosures of contingent assets and liabilities known to exist as of the date of the financial statements. These estimates and assumptions must be made because certain information that is used in the preparation of our financial statements is dependent on future events, cannot be calculated with a high degree of precision from data available or is not capable of being readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and we must exercise significant judgment. Estimates are primarily used in our assessment of the allowance for doubtful accounts, valuation of inventory, useful lives and salvage values of property and equipment, fair value assumptions in analyzing goodwill and long-lived asset impairments, self-insured claims liabilities, forfeiture estimates relating to stock-based compensation, revenue recognition and provision for income taxes. Actual results for all estimates could differ materially from the estimates and assumptions that we use, which could have a material adverse effect on our business, financial condition and results of operations.

Failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, operating results and stock price. According to requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules of the SEC, we must assess our ability to maintain effective internal controls over financial reporting. If we are unable to maintain adequate internal controls, our business and operating results could be harmed. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information and the trading price of our stock could drop significantly.

We have incurred indebtedness under a revolving credit facility, which may restrict our business and operations, and restrict our future access to sufficient funding to finance desired growth. As of June 30, 2011, we had $99.0 million outstanding under our term loan facilities and no borrowings outstanding and $89.4 million of availability under our $115.0 million revolving credit facility (after giving effect to outstanding standby letters of credit of $25.6 million). On August 24, 2011, we repaid this indebtedness and concurrently entered into a new $200 million revolving credit facility. As of such date, we had $115 million in borrowings and $61.9 million of availability under this facility (after giving effect to outstanding standby letters of credit of $23.1 million). This borrowing availability is subject to, and potentially limited by, our compliance with the covenants of our revolving credit facility.

We typically dedicate a portion of our cash flow to debt service. If we do not ultimately have sufficient earnings to service our debt, which matures in fiscal 2016, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, which we may not be able to do on commercially reasonable terms or at all.

All of our outstanding indebtedness consists of borrowings under our revolving credit facility with a group of financial institutions, which are secured by substantially all of our assets. The terms of our revolving credit facility include customary events of default and covenants that limit us from taking certain actions without obtaining the consent of the lenders. In addition, our senior credit facility requires us to maintain certain financial ratios and restricts our ability to incur additional indebtedness. The restrictions and covenants in our revolving credit facility may limit our ability to respond to changing business and economic conditions and may prevent us from engaging in transactions that might otherwise be considered beneficial to us.

A breach of our revolving credit facility, including any inability to comply with the required financial ratios, could result in a default. In the event of any default, the lenders thereunder would be entitled to accelerate the repayment of amounts outstanding, plus accrued and unpaid interest. Moreover, these lenders would have the option to terminate any obligation to make further extensions of credit under our revolving credit facility. In the event of a default under our revolving credit facility, the lenders thereunder could also proceed to foreclose against the assets securing such obligations. In the event of a foreclosure on all or substantially all of our assets, we may not be able to continue to operate as a going concern. Outstanding letters of credit issued under our revolving credit facility would need to be replaced with other forms of collateral.

We may be unsuccessful at acquiring companies or at integrating companies that we acquire, and as a result, we may not achieve the expected benefits and our profitability could materially suffer. One of our growth strategies is to consider acquisitions of additional companies that will allow us to continue to expand our energy solutions platform and geographic footprint, when attractive opportunities arise. We expect to face competition for acquisition candidates, which may limit the number of acquisition opportunities and may lead to higher acquisition prices. We may not be able to identify, acquire or profitably manage additional businesses or to integrate successfully any acquired businesses without substantial costs, delays or other operational or financial problems. Further, acquisitions involve a number of special risks, including failure of the acquired business to achieve expected results, diversion of management's attention, failure to retain key personnel of the acquired business and risks associated with unanticipated events or liabilities, some or all of which could have a material adverse effect on our business, financial condition and results of operations. In addition, we may not be able to obtain the necessary acquisition financing or we may have to increase our indebtedness in order to finance an acquisition. If we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted, which could adversely affect the market price of our stock. Our future business, financial condition and results of operations could suffer if we fail to implement successfully our acquisition strategy.

During the ordinary course of our business, we may become subject to lawsuits or indemnity claims, which could materially and adversely affect our business, financial condition and results of operations. We have in the past been, and may in the future be, named as a defendant in lawsuits, claims and other legal proceedings during the ordinary course of our business. These actions may seek, among other things, compensation for alleged personal injury, workers' compensation, employment discrimination, breach of contract, property damage, punitive damages, civil penalties or other losses, consequential damages or injunctive or declaratory relief. In addition, pursuant to our service arrangements, we generally indemnify our customers for claims related to the services we provide thereunder. Furthermore, our services are integral to the operation and performance of the electric distribution and transmission infrastructure. As a result, we may become subject to lawsuits or claims for any failure of the systems that we work on, even if our services are not the cause for such failures. In addition, we may incur civil and criminal liabilities to the extent that our services contributed to any property damage. With respect to such lawsuits, claims, proceedings and indemnities, we have and will accrue reserves in accordance with U.S. GAAP. In the event that such actions or indemnities are ultimately resolved unfavorably at amounts exceeding our accrued reserves, or at material amounts, the outcome could materially and adversely affect our reputation, business, financial condition and results of operations. In addition, payments of significant amounts, even if reserved, could adversely affect our liquidity position.

Our participation in partnerships or alliances exposes us to liability and/or harm to our reputation for failures of our partners. As part of our business, we enter into partnership or alliance arrangements. The purpose of these agreements is typically to combine skills and resources to allow for the performance of particular projects. Success on these jointly performed projects depends in large part on whether our partners satisfy their contractual obligations. We and our partners generally will be jointly and severally liable for all liabilities and obligations. If a partner fails to perform or is financially unable to bear its portion of required capital contributions or other obligations, including liabilities stemming from claims or lawsuits, we could be required to make additional investments, provide additional services or pay more than our proportionate share of a liability to make up for our partner's shortfall. Further, if we are unable to adequately address our partner's performance issues, the customer may terminate the project, which could result in legal liability to us, harm our reputation and reduce our profit on a project.

Our failure to comply with, or the imposition of liability under, environmental laws and regulations could result in significant costs. Our facilities and operations, including fueling and truck maintenance, repair, washing and final-stage manufacturing, are subject to various environmental laws and regulations relating principally to the use, storage and disposal of solid and hazardous wastes and the discharge of pollutants into the air, water and land. Violations of these requirements, or of any permits required for our operations, could result in significant fines or penalties. We are also subject to laws and regulations that can impose liability, sometimes without regard to fault, for investigating or cleaning up contamination, as well as for damages to property or natural resources and for personal injury arising out of such contamination. Such liabilities may also be joint and several, meaning that we could be held responsible for more than our share of the liability involved, or even the entire amount. The presence of environmental contamination could also interfere with ongoing operations or adversely affect our ability to sell or lease our properties. In the event we fail to obtain or comply with any permits required for such activities, or such activities cause any environmental damage, we could incur significant liability. We have incurred costs in connection with environmental compliance, remediation and/or monitoring, and we anticipate that we will continue to do so. Discovery of additional contamination for which we are responsible, the enactment of new laws and regulations, or changes in how existing requirements are enforced, could require us to incur additional costs for compliance or subject us to unexpected liabilities.

Our results of operations could be adversely affected as a result of the impairment of goodwill or other intangibles. When we acquire a business, we record an asset called "goodwill" equal to the excess amount we pay for the business, including liabilities assumed, over the fair value of the tangible and intangible assets of the business we acquire. In accordance with U.S. GAAP, we must identify and value intangible assets that we acquire in business combinations, such as customer arrangements, customer relationships and non-compete agreements, that arise from contractual or other legal rights or that are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. The fair value of identified intangible assets is based upon an estimate of the future economic benefits expected to result from ownership, which represents the amount at which the assets could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

U.S. GAAP provides that goodwill and other intangible assets that have indefinite useful lives not be amortized, but instead must be tested at least annually for impairment, and intangible assets that have finite useful lives should be amortized over their useful lives. U.S. GAAP also provides specific guidance for testing goodwill and other non-amortized intangible assets for impairment. U.S. GAAP requires management to make certain estimates and assumptions to allocate goodwill to reporting units and to determine the fair value of reporting unit net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, investment rates, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Fair value is determined using a combination of the discounted cash flow, market multiple and market capitalization valuation approaches. Absent any impairment indicators, we perform our impairment tests annually during the fourth quarter, or more frequently if impairment indicators are present.

We review our intangible assets with finite lives for impairment when events or changes in business conditions indicate the carrying value of the assets may not be recoverable, as required by U.S. GAAP. An impairment of intangible assets with finite lives exists if the sum of the undiscounted estimated future cash flows expected is less than the carrying value of the assets. If this measurement indicates a possible impairment, we compare the estimated fair value of the asset to the net book value to measure the impairment charge, if any.

We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and other intangible assets that totaled $149.2 million at June 30, 2011. Such events include strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our customer base, material negative changes in our relationships with material customers and other parties breaching their contractual obligations under non-compete agreements. Any material decline in our market capitalizations could also result in an impairment of our goodwill. Future impairments, if any, will be recognized as operating expenses.

Risks associated with operating in international markets could restrict our ability to expand globally and harm our business and prospects, and we could be adversely affected by our failure to comply with the laws applicable to our foreign activities, including the U.S. Foreign Corrupt Practices Act and other similar worldwide anti-bribery laws. We are in the process of expanding our operations internationally and expect that the number of countries that we operate in could increase over the next few years. Economic conditions, including those resulting from wars, civil unrest, acts of terrorism and other conflicts or volatility in the global markets, may adversely affect our customers, their demand for our services and their ability to pay for our services. Furthermore, we anticipate our ability to provide construction services in these countries would be heavily reliant on local workforces to perform the non-management labor. These workforces will be susceptible to local labor issues, some of which we may be unaware. Consequently, we could have difficulty performing under our agreements in these countries if the local workforce is incapable, uncooperative or unwilling to contract with us. In addition, there are numerous risks inherent in conducting our business internationally, including, but not limited to, potential instability in international markets, changes in regulatory requirements applicable to international operations, currency fluctuations in foreign countries, political, economic and social conditions in foreign countries and complex U.S. and foreign laws and treaties, including tax laws and the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"). These risks could restrict our ability to provide services to international customers or to operate our international business profitably, and our overall business and results of operations could be negatively impacted by our foreign activities.

The FCPA and similar anti-bribery laws in other jurisdictions prohibit U.S.-based companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. We have policies and procedures designed to ensure that we, our employees and our agents comply with the FCPA and other anti-bribery laws. However, there is no assurance that such policies or procedures will protect us against liability under the FCPA or other laws for actions taken by our agents, employees and intermediaries. If we are found to be liable for FCPA violations (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others), we could suffer from severe criminal or civil penalties or other sanctions, which could have a material adverse effect on our reputation and our business, financial condition and results of operations. In addition, detecting, investigating, and resolving actual or alleged FCPA violations is expensive and can consume significant time and attention of our senior management.

The market price of our stock may be influenced by many factors, some of which are beyond our control. These factors include the various risks described in this section as well as the following:

- the failure of securities analysts to continue to cover our common stock or changes in financial estimates or recommendations by analysts;
- announcements by us or our competitors of significant contracts, acquisitions or capital commitments;
- changes in market valuation or earnings of our competitors;
- variations in quarterly operating results;
- availability of capital;
- general economic conditions;
- terrorist acts;
- legislation;
- future sales of our common stock; and
- investor perception of us and the electric utility industry.

Additional factors that do not specifically relate to our company or the electric utility industry may also materially reduce the market price of our common stock, regardless of our operating performance.

Shares eligible for future sale may cause the market price of our common stock to drop significantly, even if our business is doing well. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of June 30, 2011, there were 33,665,817 shares of our common stock outstanding. Of this amount, 18,180,767 shares of common stock were freely tradeable without restriction or further registration under the Securities Act of 1933, as amended, by persons other than our affiliates within the meaning of Rule 144 under the Securities Act.

Additionally, we have filed a "shelf" registration statement with the SEC pursuant to which Lindsay Goldberg, LLC and its affiliates may sell up to 8,000,000 shares, or approximately 25%, of our common stock at any time in one or more offerings. The registration statement was declared effective by the SEC on September 20, 2006. The offer or sale of all or a portion of such shares may have an adverse effect on the market price of our common stock. We are required to pay the expenses associated with such offerings.

The concentration of our capital stock will limit other stockholders ability to influence corporate matters. Lindsay Goldberg, LLC and its affiliates ("Lindsay Goldberg") own approximately 38% of the total voting power of our outstanding shares of common stock. In addition, J. Eric Pike, our Chairman and CEO, has the ability to control approximately 5% of the total voting power of our outstanding shares of common stock. Lindsay Goldberg and Mr. Pike also are parties to an agreement whereby Lindsay Goldberg has agreed to vote its shares in favor of Mr. Pike being a director of the Company subject to certain conditions. As a result, Lindsay Goldberg and Mr. Pike have the ability to exert substantial influence or actual control over the Company's management and affairs and over most matters requiring action by the Company's stockholders. The interests of Lindsay Goldberg or Mr. Pike, or their respective affiliates, may not coincide with the interests of the other holders of our common stock. This concentration of ownership also may have the effect of delaying or preventing a change in control otherwise favored by our other stockholders and could depress the stock price.

Anti-takeover provisions of our charter and bylaws may reduce the likelihood of any potential change of control or unsolicited acquisition proposal that stockholders might consider favorable. The anti-takeover provisions of Delaware law create various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. Additionally, provisions of our charter and bylaws could deter, delay or prevent a third-party from acquiring us, even if doing so would benefit our stockholders. These provisions include: the authority of the board to issue preferred stock with terms as the board may determine; the absence of cumulative voting in the election of directors; limitations on who may call special meetings of stockholders; and, advance notice requirements for stockholder proposals.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Our headquarters and primary fleet facility are located in Mount Airy, North Carolina. As of June 30, 2011, we owned 16 facilities and leased 35 properties throughout our service territory. Most of our properties are used as offices or for fleet operations. We have pledged our owned properties as collateral under our credit facility. We continuously review our property needs and, as a result, may consolidate or eliminate certain facilities in the future. However, no specific future eliminations or consolidations have been identified. We believe that our facilities are adequate for our current operations.

ITEM 3. *LEGAL PROCEEDINGS*

We are from time to time a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. These actions typically seek, among other things, (i) compensation for alleged personal injury, workers' compensation, employment discrimination, breach of contract, or property damages, (ii) punitive damages, civil penalties or other damages, or (iii) injunctive or declaratory relief. With respect to all such lawsuits, claims and proceedings, we record reserves when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. We do not believe that any of these proceedings, individually or in the aggregate, would be expected to have a material adverse effect on our results of operations, financial position or cash flows.

ITEM 4. *RESERVED*

This item is not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

Our common stock began trading on the New York Stock Exchange ("NYSE") on July 27, 2005 at the time of our IPO and can now be found under the symbol "PIKE." The table below presents the high and low sales prices per share of our common stock as reported on the NYSE for the periods indicated:

	Fiscal 2011		Fiscal 2010	
	High	Low	High	Low
First Quarter	$ 9.99	$ 6.67	$ 12.99	$ 10.11
Second Quarter	9.20	6.68	12.99	8.77
Third Quarter	10.17	8.12	9.85	8.10
Fourth Quarter	10.49	7.90	11.05	8.82

As of August 31, 2011, there were 69 stockholders of record of our common stock.

Dividend Policy

We have not declared or paid any cash dividends on our common stock since our IPO. We do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. The declaration, payment and amount of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, results of operations, cash flows from operations, current and anticipated capital requirements and expansion plans, any contractual restrictions (including under our credit facility), the income tax laws then in effect and the requirements of Delaware law.

Recent Sales of Unregistered Securities

On August 1, 2011, in connection with Pike Enterprises, Inc.'s acquisition of Pine Valley, we issued to Michael B. Horan, as seller of Pine Valley, 766,697 shares of unregistered common stock and issued to First Tennessee Bank, as agent under escrow agreement dated August 1, 2011, 215,972 shares of unregistered common stock. The foregoing shares were issued at $9.26 per share, based on the average closing price of our common stock on The New York Stock Exchange for the twenty most recent trading days prior to August 1, 2011. These shares of common stock have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. These shares were issued in a private placement in reliance upon Section 4(2) under the Securities Act of 1933.

Purchases of Equity Securities

The following table provides information about repurchases of our common stock during the three month period ended June 30, 2011:

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publically Announced Program	Approximate Dollar Value of Shares that May Yet be Purchsaed under the Program
April 1 through April 30, 2011	1,623	$ 9.92	—	—
May 1, 2011 through May 31, 2011	—	—	—	—
June 1, 2011 through June 30, 2011	791	$ 8.66	—	—

(1) Represents shares of common stock withheld for income tax purposes in connection with the vesting of shares of restricted stock issued to certain employees.

Performance Graph

The following Performance Graph and related information shall not be deemed to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

The following graph compares the percentage change in cumulative total stockholder return on our common stock since June 30, 2006 with the cumulative total return over the same period of the companies included in the Standard & Poor's 500 Index ("S&P 500"), the Russell 2000 Index ("Russell 2000") and a peer group selected by our management that includes three public companies within our industry. The peer group is comprised of Dycom Industries, Inc., MasTec, Inc., and Quanta Services, Inc.

The comparison assumes that the value of an investment in our common stock, the S&P 500, the Russell 2000 and the peer group was $100 on June 30, 2006 and that all dividends were reinvested. We have not paid dividends on our common stock. The stock price performance reflected on the following graph is not necessarily indicative of future stock price performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Pike Electric Corporation, the S&P 500 Index,
the Russell 2000 Index and a Peer Group
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
6/06
6/07
6/08
6/09
6/10
6/11
Pike Electric Corporation
S&P 500
Russell 2000
Peer Group

	6/06	6/07	6/08	6/09	6/10	6/11
Pike Electric Corporation	**100.00**	**116.20**	**86.24**	**62.56**	**48.91**	**45.90**
S&P 500	**100.00**	**120.59**	**104.77**	**77.30**	**88.46**	**115.61**
Russell 2000	**100.00**	**116.43**	**97.58**	**73.17**	**88.89**	**122.15**
Peer Group	**100.00**	**155.67**	**138.24**	**102.59**	**89.29**	**105.67**

ITEM 6. *SELECTED FINANCIAL DATA*

The tables on the following pages set forth selected consolidated financial data of Pike Electric Corporation for each of the years in the five-year period ended June 30, 2011. The selected consolidated financial data as of June 30, 2011, 2010, 2009, 2008, and 2007 and for each of the five years in the period ended June 30, 2011, was derived from the audited consolidated financial statements of Pike Electric Corporation.

The consolidated financial data should be read in conjunction with "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8 — Financial Statements and Supplementary Data" included elsewhere herein.

	Years Ended June 30, (in thousands, except per share amounts)				
	2011	2010	2009	2008	2007
Statement of Operations Data (1):					
Core revenues	$ 529,335	$ 457,448	$ 460,630	$ 502,632	$ 543,570
Storm restoration revenues	64,523	46,636	152,846	49,397	53,267
Total revenues	$ 593,858	$ 504,084	$ 613,476	$ 552,029	$ 596,837
Cost of operations	525,915	456,317	503,203	460,325	499,422
Gross profit	67,943	47,767	110,273	91,704	97,415
General and administrative expenses	57,675	51,994	50,248	41,724	46,486
Loss on sale and impairment of property and equipment	751	1,239	2,116	3,043	1,052
Restructuring expenses (2)	—	8,945	—	—	—
Income (loss) from operations	9,517	(14,411)	57,909	46,937	49,877
Other expense (income):					
Interest expense	6,608	7,908	9,258	13,919	19,799
Other, net	(55)	(298)	(1,552)	(214)	(236)
Total other expense	6,553	7,610	7,706	13,705	19,563
Income (loss) before income taxes	2,964	(22,021)	50,203	33,232	30,314
Income tax expense (benefit)	1,563	(8,562)	18,634	12,983	11,957
Net income (loss)	$ 1,401	$ (13,459)	$ 31,569	$ 20,249	$ 18,357
Earnings (loss) per share:					
Basic	$ 0.04	$ (0.41)	$ 0.96	$ 0.62	$ 0.57
Diluted	$ 0.04	$ (0.41)	$ 0.94	$ 0.60	$ 0.55
Shares used in computing earnings (loss) per share:					
Basic	33,399	33,132	33,023	32,810	32,416
Diluted	33,996	33,132	33,741	33,666	33,366

	As of June 30, (in thousands)				
	2011	2010	2009	2008	2007
Balance Sheet Data:					
Cash and cash equivalents	$ 311	$ 11,133	$ 43,820	$ 11,357	$ 1,467
Working capital	84,342	73,530	98,379	71,413	64,078
Property and equipment, net	177,682	194,885	222,539	229,119	267,740
Total assets	493,609	505,378	548,969	510,660	545,497
Total current liabilities	78,488	78,532	77,554	71,420	69,906
Total long-term liabilities	160,732	177,378	214,450	218,288	279,530
Total stockholders' equity	254,389	249,468	256,965	220,952	196,061
Cash dividend per share of common stock	—	—	—	—	—

---

(1) Statement of operations data include the results of each acquired operation since the date of acquisition: Shaw Energy Delivery Services, Inc. — September 1, 2008; Facilities Planning & Siting, PLLC — June 30, 2009; and, Klondyke Construction LLC — June 30, 2010.

(2) Restructuring expense for fiscal 2010 of $8.9 million relates to the implementation of cost restructuring measures in distribution operations and support services. The pre-tax restructuring charge consisted of $1.0 million for severance and other termination benefits and $7.9 million for the non-cash writedown of fleet and other fixed assets to be disposed. See Note 4 of Notes to the Consolidated Financial Statements.

(3) Cost of operations includes $3.3 million of costs for the fiscal year ended June 30, 2010 related to the cleanup of certain petroleum-related products on an owned property in Georgia. The remediation of the site is substantially complete.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and related notes thereto in "Item 8 — Financial Statements and Supplementary Data" The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in "Risk Factors."

Overview

Pike Electric Corporation, headquartered in Mount Airy, North Carolina, is one of the largest providers of energy solutions for investor-owned, municipal and co-operative utilities in the United States. Since our founding in 1945, we have evolved from our roots as a specialty non-unionized contractor for electric utilities focused on the distribution sector in the southeastern United States to a leading turnkey energy solutions provider throughout the United States with diverse capabilities servicing over 200 electric utilities, including American Electric Power Company, Inc., Dominion Resources, Inc., Duke Energy Corporation, Duquesne Light Company, E.On AG, Florida Power & Light Company, PacifiCorp, Progress Energy, Inc., and The Southern Company. Leveraging our core competencies as a company primarily focused on providing a broad range of electric infrastructure services principally for utilities customers, we believe our experienced management team has positioned us to benefit from the substantial long term growth drivers in our industry.

Services

Over the past three years, we have reshaped our business platform and territory significantly from being a distribution construction company based primarily in the southeastern United States to a national energy solutions provider. We have done this organically and through strategic acquisitions of companies with complementary service offerings and geographic footprints. Our comprehensive suite of energy solutions now includes siting, permitting, engineering, design, installation, maintenance and repair of power delivery systems, including renewable energy projects. Our planning and siting process leverages technology and the collection of environmental, cultural, land use and scientific data to facilitate successful right-of-way negotiations and permitting for transmission and distribution construction projects, powerlines, substations and renewable energy installations. Our engineering and design capabilities include designing, providing EPC services, owner engineering, project management, multi-entity coordination, grid integration, electrical balance-of-plant ("BOP") and system planning for individual or turnkey powerline, substation and renewable energy projects. Our construction and maintenance capabilities include substation, distribution (underground and overhead) and transmission with voltages up to 345 kV. We are also a recognized leader in storm restoration due to our ability to rapidly mobilize thousands of existing employees and equipment within 24 hours, while maintaining a functional workforce for unaffected customers.

Our comprehensive suite of energy solutions now includes siting, permitting, engineering, designing, planning, constructing, maintaining and repairing power delivery systems, including renewable energy projects, all as further described in the table below:

Service	Revenue Category	Description
Planning & Siting	Engineering and Substation	Our planning and siting process leverages technology and the collection of environmental, cultural, land use and scientific data to facilitate successful right-of-way negotiations and permitting for powerlines, substations, pipelines and renewable energy installations.
Engineering & Design	Engineering and Substation	We provide design, EPC, owner engineer, project management, multi-entity coordination, grid integration, balance-of-plant ("BOP") and Thermal Rate solutions for individual or turnkey powerline, substation and renewable energy projects.
Transmission and Distribution Construction	Overhead Distribution and Other, Underground Distribution and Transmission	We provide overhead and underground powerline construction, upgrade and extension services (predominately single-pole and H-frame wood, concrete or steel poles) for distribution networks and transmission lines with voltages up to 345 kV, energized maintenance work for voltages up to 500kV. Overhead services consist of construction, repair and maintenance of wire and components in energized overhead electric distribution and transmission systems. Underground services range from simple residential installations, directional boring, duct bank and manhole installation, to the construction of complete underground distribution facilities.
Substation Construction	Engineering and Substation	We provide substation construction and service. Substation services include: construction of new substations, existing substation upgrades, relay testing, commissioning, emergency outage response and Smart Grid component installation.
Renewables	Depending on project, can be any type of core revenue	We provide a total energy solution platform, including preliminary studies, planning, siting and permitting, engineering and design, construction, procurement and grid interconnection.
Storm Restoration Services	Storm Restoration Services	Storm restoration involves the repair or reconstruction of any part of a distribution or sub-500 kV transmission network, including substations, power lines, utility poles or other components, damaged during snow, ice or wind storms, flash floods, hurricanes, tornadoes or other natural disasters. We are a recognized leader in storm restoration, due to our ability to rapidly mobilize thousands of existing employees and equipment within 24 hours, while maintaining a functional force for unaffected customers.

While storm restoration services can generate significant revenues, their unpredictability is demonstrated by comparing our revenues from those services in the last five fiscal years which have ranged from 8.9% to 24.9% of total revenues. During periods with significant storm restoration work, we generally see man-hours diverted from core work, which decreases core revenues. The table below sets forth our revenues by category of service for the periods indicated:

Fiscal Year	Core Revenues	Percentage of Total Revenues	Storm Restoration Revenues	Percentage of Total Revenues	Total Revenues
	(In millions)		(In millions)		(In millions)
2007	$ 543.6	91.1%	$ 53.2	8.9%	$ 596.8
2008	$ 502.6	91.1%	$ 49.4	8.9%	$ 552.0
2009	$ 460.6	75.1%	$ 152.9	24.9%	$ 613.5
2010	$ 457.5	90.7%	$ 46.6	9.3%	$ 504.1
2011	$ 529.3	89.1%	$ 64.5	10.9%	$ 593.8

Seasonality and Fluctuations of Results

Our services are performed outdoors and, as a result, our results of operations can be subject to seasonal variations due to weather conditions. These seasonal variations affect both our construction and storm restoration services. Extended periods of rain affect the deployment of our construction crews, particularly with respect to underground work. During the winter months, demand for construction work is generally lower due to inclement weather. In addition, demand for construction work generally increases during the spring months due to improved weather conditions and is typically the highest during the summer due to better weather conditions. Due to the unpredictable nature of storms, the level of our storm restoration revenues fluctuates from period to period.

Inflation

Due to relatively low levels of inflation experienced in recent years, inflation has not had a significant effect on our results. However, we have experienced fuel cost volatility during the last four fiscal years.

Basis of Reporting

Revenues. We derive our revenues from one reportable segment through two service categories — core services and storm restoration services. Our core services include siting, permitting, engineering, design, installation, maintenance and repair of power delivery systems, including renewable energy projects. Our storm restoration services involve the rapid deployment of our highly-trained crews and related equipment to restore power on transmission and distribution systems during crisis situations, such as hurricanes, or ice storms or wind storms.

Approximately 79% of our services, including the majority of our core services and a majority of our storm restoration services, are provided under master service agreements ("MSAs"), which are based on a price per hour worked or a price per unit of service. The remaining 21% of our annual revenues are from fixed-price agreements. The mix of hourly and per unit revenues changes during periods of high storm restoration services, as these services are all billed on an hourly basis. Revenue generated on an hourly basis is determined based on actual labor and equipment time completed and on materials billed to our customers. Revenue based on hours worked is recognized as hours are completed. We recognize revenue on unit-based services as the units are completed. Revenues for longer duration fixed-price contracts are recognized using the percentage-of-completion method, measured by the percentage of costs incurred to date to total estimated costs for each contract.

Cost of Operations. Our cost of operations consists primarily of compensation and benefits to employees, insurance, fuel, specialty equipment, rental, operating and maintenance expenses relating to vehicles and equipment, materials and tools and supplies. Our cost of operations also includes depreciation, primarily relating to our vehicles and heavy equipment.

General and Administrative Expenses. General and administrative expenses include costs not directly associated with performing work for our customers. These costs consist primarily of compensation and related benefits of management and administrative personnel, facilities expenses, professional fees and administrative overhead.

Interest Expense. In addition to cash interest expense, interest expense includes amortization of deferred loan costs, deferred compensation accretion and the write-off of unamortized deferred loan costs resulting from prepayments of debt.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make certain estimates and assumptions for interim financial information that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, we evaluate these estimates and assumptions, including those related to revenue recognition for work in progress, allowance for doubtful accounts, self-insured claims liability, valuation of goodwill and other intangible assets, asset lives and salvage values used in computing depreciation and amortization, including amortization of intangibles, accounting for income taxes, contingencies, litigation and stock-based compensation. Application of these estimates and assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from these estimates. We believe the following to be our most important accounting policies, including those that use significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue Recognition. Revenues from service arrangements are recognized when services are performed. We recognize revenue from hourly services based on actual labor and equipment time completed and on materials when billable to our customers. We recognize revenue on unit-based services as the units are completed. We recognize the full amount of any estimated loss on these projects if estimated costs to complete the remaining units for the project exceed the revenue to be received from such units.

Revenues for fixed-price contracts are recognized using the percentage-of-completion method, measured by the percentage of costs incurred to date to total estimated costs for each contract. Contract costs include all direct material, labor and subcontract costs, as well as indirect costs related to contract performance, such as indirect labor, tools, repairs and depreciation. The cost estimation process is based on the professional knowledge and experience of our engineers, project managers, field construction supervisors, operations management and financial professionals. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income and their effects are recognized in the period in which the revisions are determined. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is accrued.

The current asset "Costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed. The current liability "Billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenues recognized.

Allowance for Doubtful Accounts. We provide an allowance for doubtful accounts that represents an estimate of uncollectible accounts receivable. The determination of the allowance includes certain judgments and estimates including our customers' willingness or ability to pay and our ongoing relationship with the customer. In certain instances, primarily relating to storm restoration work and other high-volume billing situations, billed amounts may differ from ultimately collected amounts. We incorporate our historical experience with our customers into the estimation of the allowance for doubtful accounts. These amounts are continuously monitored as additional information is obtained. Accounts receivable are primarily due from customers located within the United States. Any material change in our customers' business or cash flows would affect our ability to collect amounts due.

Property and Equipment. We capitalize property and equipment as permitted or required by applicable accounting standards, including replacements and improvements when costs incurred for those purposes extend the useful life of the asset. We charge maintenance and repairs to expense as incurred. Depreciation on capital assets is computed using the straight-line method based on the useful lives of the assets, which range from 3 to 39 years. Our management makes assumptions regarding future conditions in determining estimated useful lives and potential salvage values. These assumptions impact the amount of depreciation expense recognized in the period and any gain or loss once the asset is disposed.

We review our property and equipment for impairment when events or changes in business conditions indicate the carrying value of the assets may not be recoverable, as required by U.S. GAAP. An impairment of assets classified as "held and used" exists if the sum of the undiscounted estimated future cash flows expected is less than the carrying value of the assets. If this measurement indicates a possible impairment, we compare the estimated fair value of the asset to the net book value to measure the impairment charge, if any. If the criteria for classifying an asset as "held for sale" have been met, we record the asset at the lower of carrying value or fair value, less estimated selling costs. We continually evaluate the depreciable lives and salvage values of our equipment.

Valuation of Goodwill and Other Intangible Assets. We test our goodwill for impairment annually or more frequently if events or circumstances indicate impairment may exist. Examples of such events or circumstances could include a significant change in business climate or a loss of significant customers. We complete our annual analysis of our reporting units as of the first day of our fourth fiscal quarter. For purposes of our fiscal 2011 analysis, we had three reporting units — non-union construction, union construction, and engineering. In evaluating reporting units, we first consider our operating segment and related components in accordance with U.S. GAAP. We allocate goodwill to the reporting units that are expected to benefit from the synergies of the business combinations generating the goodwill. We apply a two-step fair value-based test to assess goodwill for impairment. The first step compares the fair values of the reporting units to their carrying amounts, including goodwill. If the carrying amount of any reporting unit exceeds its fair value, the second step is then performed. The second step compares the carrying amount of the reporting unit's goodwill to the implied fair value of the goodwill. If the implied fair value of the goodwill is less than the carrying amount, an impairment loss would be recorded.

We determine the fair value of our reporting units based on a combination of the income approach, using a discounted cash flow model, and a market approach, which considers comparable companies and transactions. Under the income approach, the discounted cash flow model determines fair value based on the present value of projected cash flows over a specific projection period and a residual value related to future cash flows beyond the projection period. Both values are discounted using a rate which reflects our best estimate of the weighted average cost of capital of a market participant, and is adjusted for appropriate risk factors. We perform sensitivity tests with respect to growth rates and discount rates used in the income approach. Under the market approach, valuation multiples are derived based on a selection of comparable companies and acquisition transactions, and applied to projected operating data for each reporting unit to arrive at an indication of fair value.

For our fiscal 2011 annual impairment analysis, we weighted the income and market approaches 70% and 30%, respectively, The income approach was given a higher weight because it has a more direct correlation to the specific economics of the reporting units than the market approach which is based on multiples of companies that, although comparable, may not have the exact same risk factors as our reporting units. The analysis indicated that, as of the first day of our fourth fiscal quarter, the fair values of each of our reporting units exceeded their respective carrying values in excess of 10%. For our analysis, we also considered various elements of an implied control premium in assessing the reasonableness of the reconciliation of the summation of the fair values of the invested capital of our three reporting units (with appropriate consideration of the interest bearing debt) to the Company's overall market capitalization and our net book value. This analysis included (i) the current control premium being paid for companies with a similar market capitalization and within similar industries and (ii) certain synergies that a market participant buyer could realize, such as the elimination of potentially redundant costs. Based on these analyses, management determined that the resulting control premium implied in the annual impairment analysis was less than 10% which was within a reasonable range of current market conditions.

In addition to goodwill, we identify and value other intangible assets that we acquire in business combinations, such as customer arrangements, customer relationships and non-compete agreements, that arise from contractual or other legal rights or that are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. The fair value of identified intangible assets is based upon an estimate of the future economic benefits expected to result from ownership, which represents the amount at which the assets could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. For customers with whom we have an existing relationship prior to the date of the transaction, we utilize assumptions that a marketplace participant would consider in estimating the fair value of customer relationships that an acquired entity had with our pre-existing customers in accordance with U.S. GAAP.

Intangible assets with definite lives are amortized over their estimated useful lives and are also reviewed for impairment if events or changes in circumstances indicate that their carrying amount may not be realizable. We have no intangibles with indefinite lives other than goodwill.

Inherent in valuation determinations related to goodwill and other intangible assets are significant judgments and estimates, including assumptions about our future revenue, profitability and cash flows, our operational plans, current economic indicators and market valuations. To the extent these assumptions are incorrect or there are declines in our business outlook, impairment charges may be recorded in future periods.

Insurance and Claims Accruals. In the ordinary course of our business, we are subject to individual workers' compensation, vehicle, general liability and health insurance claims for which we are partially self-insured. We maintain commercial insurance for individual workers' compensation and vehicle and general liability claims exceeding $1.0 million. We also maintain commercial insurance for health insurance claims exceeding $0.5 million per person on an annual basis. We determine the amount of our loss reserves and loss adjustment expenses for self-insured claims based on analyses prepared quarterly that use both company-specific and industry data, as well as general economic information. Our estimates for insurance loss exposures require us to monitor and evaluate our insurance claims throughout their life cycles. Using this data and our assumptions about the emerging trends, we estimate the size of ultimate claims. Our most significant assumptions in forming our estimates include the trend in loss costs; the expected consistency with prior year claims of the frequency and severity of claims incurred but not yet reported, changes in the timing of the reporting of losses from the loss date to the notification date, and expected costs to settle unpaid claims. We also monitor the reasonableness of the judgments made in the prior year's estimates and adjust current year assumptions based on that analysis.

While the final outcome of claims may vary from estimates due to the type and severity of the injury, costs of medical claims and uncertainties surrounding the litigation process, we believe that none of these items, when finally resolved, will have a material adverse effect on our financial condition or liquidity. However, should a number of these items occur in the same period, it could have a material adverse effect on the results of operations in a particular quarter or fiscal year.

Stock-Based Compensation. In accordance with U.S. GAAP, we recognize the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period). We measure the cost of employee services received in exchange for an award based on the grant-date fair value of the award.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The risk-free interest rate is based on the U.S. Treasury rate for the expected term of the option at the time of grant. As of July 1, 2010, we began to use our historical volatility as a basis for our expected volatility. Prior to that, we had limited trading history beginning July 27, 2005 and had based our expected volatility on the average long-term historical volatilities of peer companies. We are using the "simplified method" to calculate the expected terms of the options as allowed under U.S. GAAP, which represents the period of time that options granted are expected to be outstanding. Forfeitures are estimated based on certain historical data. We will continue to use this method until we have sufficient historical exercise experience to give us confidence that our calculations based on such experience will be reliable.

Results of Operations

The following table sets forth selected statement of operations data as percentages of revenues for the periods indicated (dollars in millions):

	Years Ended June 30,					
	2011		2010		2009	
Revenues:						
Core revenues	$ 529.3	89.1%	$ 457.5	90.7%	$ 460.6	75.1%
Storm restoration revenues	64.5	10.9%	46.6	9.3%	152.9	24.9%
Total revenues	$ 593.8	100.0%	$ 504.1	100.0%	$ 613.5	100.0%
Cost of operations	525.9	88.6%	456.3	90.5%	503.2	82.0%
Gross profit	67.9	11.4%	47.8	9.5%	110.3	18.0%
General and administrative expenses	57.6	9.7%	52.0	10.3%	50.3	8.2%
Loss on sale and impairment of property and equipment	0.8	0.1%	1.3	0.3%	2.1	0.4%
Restructuring expenses	—	—	8.9	1.8%	—	—
Income (loss) from operations	9.5	1.6%	(14.4)	-2.9%	57.9	9.4%
Interest expense and other	6.6	1.1%	7.6	1.5%	7.7	1.2%
Income (loss) before income tax	2.9	0.5%	(22.0)	-4.4%	50.2	8.2%
Income tax expense (benefit)	1.5	0.3%	(8.5)	-1.7%	18.6	3.1%
Net income (loss)	$ 1.4	0.2%	$ (13.5)	-2.7%	$ 31.6	5.1%

Year Ended June 30, 2011 Compared to Year Ended June 30, 2010

Revenues. Revenues increased 17.8%, or $89.7 million, to $593.8 million for the fiscal year ended June 30, 2011 from $504.1 million for the fiscal year ended June 30, 2010. The increase was attributable to a $17.9 million increase in storm restoration revenues and a $71.8 million increase in core revenues.

For the fiscal year ended June 30, 2011, storm restoration revenues totaled $64.5 million compared to $46.6 million for the year ended June 30, 2010. The increase is attributable to significant tornadoes in the Southeast during April 2011. Our storm restoration revenues are highly volatile and unpredictable.

Our core revenues increased to $529.3 million for fiscal 2011 from $457.5 million for fiscal 2010. Our acquisition of Klondyke on June 30, 2010 provided $28.1 million in core revenues for fiscal 2011 ($12.5 million for substation, $4.7 million for transmission and $10.9 million for civil projects included in the distribution and other category below). We recognized approximately $56.4 million in material procurement revenues ($50.0 million for engineering and substation, $5.2 million for transmission and $1.2 million for distribution) for fiscal 2011 compared to approximately $19.3 million ($16.4 million for engineering and substation, $1.1 million for transmission and $1.8 million for distribution) in the prior year. The material revenues above require estimates, as certain material procurement services are provided as a portion of larger fixed-price projects, in which we recognize project revenues using the percentage-of-completion method.

	Years Ended June 30,		
Category of Core Revenue	2011	2010	% Change
Distribution and other	$ 333.3	$ 312.3	6.7%
Transmission	78.2	68.8	13.7%
Engineering and substation	117.8	76.4	54.2%
Total	$ 529.3	$ 457.5	15.7%

Distribution and other revenues increased 6.7% from prior year. Since our low point of demand distribution in February 2010, we have experienced a gradual increase in work from our investor-owned utilities. Some of this growth was diverted as we used our distribution crews to respond to increased storm activity primarily during our fourth quarter of 2011. The majority of our distribution services are provided to investor-owned, municipal and co-operative utilities under master service agreements ("MSAs"). Services provided under these MSAs include both overhead and underground powerline distribution services. Our MSAs do not guarantee a minimum volume of work. The MSAs provide a framework for core and storm restoration pricing and provide an outline of the service territory in which we will work or the percentage of overall outsourced distribution work we will provide for the customer. Our MSAs also provide a platform for multi-year relationships with our customers. We can easily increase staffing for a customer without exhaustive contract negotiations and the MSAs also allow our customers to reduce staffing needs. Our underground distribution services continue to be impacted by a weak market for new residential housing. We remain well positioned to benefit from a reacceleration in maintenance spending, which will remain dependent to a large extent on the health of the economy. Our Klondyke acquisition also contributed to the growth in this distribution and other revenue.

Transmission revenues increased 13.7% from the prior year, primarily due to the timing of certain projects that have started in the southeast United States, increased material procurement revenues and the addition of Klondyke.

Engineering and substation revenues increased 54.2% from the prior year, primarily due to material procurement services, including the VC Summer project, along with the acquisition of Klondyke.

Gross Profit. Gross profit increased 42.1% to $67.9 million for the fiscal year ended June 30, 2011 from $47.8 million for the fiscal year ended June 30, 2010. Gross profit as a percentage of revenues increased to 11.4% for the fiscal year ended June 30, 2011 from 9.5% for the fiscal year ended June 30, 2010. Gross profit increased for the fiscal year ended June 30, 2011 due to significant storm work in the fourth quarter that provided higher margins and more business volume, including the overhead distribution business, which provided improved leverage to fixed costs. In addition, gross profit for fiscal 2010 was negatively impacted by $3.3 million in environmental charges.

General and Administrative Expenses. General and administrative expenses increased 10.8% to $57.6 million for the fiscal year ended June 30, 2011 from $52.0 million for the fiscal year ended June 30, 2010. As a percentage of revenues, general and administrative expenses decreased to 9.7% from 10.3%. The increase in general and administrative expenses was primarily due to the approximately $3.6 million of general and administrative costs related to Klondyke, which was acquired on June 30, 2010 and incentive bonuses totaling approximately $3.1 million for the fiscal year ended June 30, 2011. International and domestic business development activities also contributed to the increase in general and administrative expenses.

Loss on Sale and Impairment of Property and Equipment. Loss on sale and impairment of property and equipment was $0.8 million for the fiscal year ended June 30, 2011 compared to $1.3 million for the fiscal year ended June 30, 2010. The level of losses is affected by several factors, including the timing of the continued replenishment of aging, damaged or excess fleet equipment, and conditions in the market for used equipment. We continually evaluate the depreciable lives and salvage values of our equipment.

Interest Expense and Other, Net. Interest expense and other, net decreased 13.2% to $6.6 million for the fiscal year ended June 30, 2011 from $7.6 million for the fiscal year ended June 30, 2010. This decrease was primarily due to reduced settlement costs related to interest rate swaps and reduced debt balances, partially offset by increased write-offs of deferred loan costs. See Note 8 of Notes to Consolidated Financial Statements for full details of derivative instruments, including interest rate swaps.

Income Tax Benefit or Expense. The income tax expense was $1.5 million for the fiscal year ended June 30, 2011 compared to income tax benefit of $8.6 million for the fiscal year ended June 30, 2010. The effective tax rate was 52.7% and 38.9% for the fiscal years ended June 30, 2011 and June 30, 2010, respectively. The income tax expense (benefit) recorded in the consolidated financial statements fluctuates between years due to a variety of factors, including state income taxes, changes in permanent differences primarily related to Internal Revenue Code Section 162(m) deduction limitations for compensation and meals and entertainment, and the relative size of our consolidated income (loss) before income taxes.

Year Ended June 30, 2010 Compared to Year Ended June 30, 2009

Revenues. Revenues decreased 17.8%, or $109.4 million, to $504.1 million for the fiscal year ended June 30, 2010 from $613.5 million for the fiscal year ended June 30, 2009. The decrease was attributable to a $106.3 million decrease in storm restoration revenues and a $3.1 million decrease in core revenues.

For the fiscal year ended June 30, 2010, storm restoration revenues totaled $46.6 million. In contrast, primarily due to damages caused by Hurricanes Gustav and Ike and significant winter storms in the Midwest during February 2009, storm restoration revenues totaled $152.9 million for the fiscal year ended June 30, 2009. Our storm restoration revenues are highly volatile and unpredictable.

Our core revenues decreased slightly to $457.5 million for fiscal 2010 from $460.6 million for fiscal 2009. Our distribution services continue to suffer from reduced utility distribution maintenance spending in our service territory and a further decline in underground distribution projects due to continued housing and commercial construction weakness in our service territory. In addition, the large amount of storm restoration work during the prior fiscal year diverted significant man-hours from core work during that period, which minimized the fiscal 2010 decrease for core revenues. The following table contains information on revenue and percentage changes by category for the periods indicated (all of engineering and most of substation and transmission revenues resulted from the September 1, 2008 acquisition of EDS):

Category of Core Revenue	Years Ended June 30, 2010	Years Ended June 30, 2009	% Change
Distribution and other	$ 312.3	$ 353.0	-11.5%
Transmission	68.8	52.9	30.0%
Engineering and substation	76.4	54.7	39.6%
Total	$ 457.5	$ 460.6	-0.7%

The majority of our distribution services are provided to investor-owned, municipal and co-operative utilities under master service agreements ("MSAs"). Services provided under these MSAs include both overhead and underground powerline distribution services. Our MSAs do not guarantee a minimum volume of work. The MSAs provide a framework for core and storm restoration pricing and provide an outline of the service territory in which we will work or the percentage of overall outsourced distribution work we will provide for the customer. Our MSAs also provide a platform for multi-year relationships with our customers. We can easily ramp up staffing for a customer without exhaustive contract negotiations and the MSAs also allow our customers to reduce staffing needs.

Our underground distribution services continue to be impacted by a weak market for new residential housing. We began experiencing a decline in underground distribution service revenue in our first fiscal quarter of 2008. Many residential developments utilize underground distribution powerlines for aesthetic reasons and the underground powerlines can be put in place with required cable, phone or gas lines. Continued challenging economic conditions and tight credit markets have also caused our customers to reduce overhead distribution maintenance spending. Our customers face difficulty in obtaining capital for capital projects and are faced with declining power usage from residential and commercial customers. Reducing maintenance expenditures is an action taken by our customers to improve short-term cash flow and operating results. We believe that a significant amount of pent-up demand is building and power system reliability is being challenged. We remain well positioned to benefit from a reacceleration in maintenance spending, which will remain dependent to a large extent on the health of the economy.

Transmission, engineering and substation revenues increased due to our ability to offer turnkey services (EPC) to our full customer base for larger scale projects. Growth in these categories has been a focus of our revenue diversification strategy. In addition, the fiscal year ended June 30, 2009 included operations related to the EDS acquisition for only ten months.

Gross Profit. Gross profit decreased 56.7% to $47.8 million for the fiscal year ended June 30, 2010 from $110.3 million for the fiscal year ended June 30, 2009. Gross profit as a percentage of revenues decreased to 9.5% for the fiscal year ended June 30, 2010 from 18.0% for the fiscal year ended June 30, 2009. Our gross profit was impacted negatively by the following:

- *A significantly lower mix of storm restoration revenues for the current year.* Our storm restoration services typically generate a higher profit margin than core services. During a storm response, our storm-assigned crews and equipment are fully utilized. In addition, the overtime typically worked on storm events lowers the ratio of fixed costs to revenue. Storm restoration gross profit margins can vary greatly depending on the geographic area, customer and amount of overtime worked.

- *Distribution margins.* Due to the decline in overall distribution demand, we experienced compressed margins due to the following: (i) increased level of idle equipment, (ii) decreased distribution productivity due to the types of projects being outsourced by our customers, (iii) higher average wage rates as we have retained our most experienced workers and (iv) increased overhead as a percentage of revenue. Major steps were taken as part of our restructuring during our fiscal second quarter to better align our costs with revenue expectations. However, because of the continued reduction of distribution revenues and intense competition during MSA renewals, our distribution margins remain under significant pressure.

- *Crew start-up costs.* Toward the end of fiscal 2010, we had additions to our transmission and distribution headcount, which resulted in new crews and caused us to absorb costs related to the release of certain tools and supplies from inventory and the acquisition of certain new tools. In addition, we attempt to use excess fleet equipment to start new crews. Some of this equipment had been idle for several quarters and required significant repairs and maintenance before being put back into service.

- *Environmental matter.* We recognized $3.3 million of costs for the fiscal year ended June 30, 2010 related to the cleanup of certain petroleum-related products on an owned property in Georgia. We believe the contamination occurred before we purchased the property. The remediation of the site is substantially complete.

General and Administrative Expenses. General and administrative expenses increased 3.5% to $52.0 million for the fiscal year ended June 30, 2010 from $50.2 million for the fiscal year ended June 30, 2009. The increase in general and administrative expenses was primarily due to a $1.4 million increase in stock-based compensation expense, a $1.6 million increase in professional fees and a $1.2 million increase in depreciation expense related to recent software and office equipment additions, partially offset by a $1.7 million decrease in cash incentive compensation expense and a $1.0 million decrease in wages and benefits. As a percentage of revenues, general and administrative expenses increased to 10.3% from 8.2% due to the increase in expenses described above along with the 17.8% decrease in revenues for fiscal 2010 compared to fiscal 2009.

Loss on Sale and Impairment of Property and Equipment. Loss on sale and impairment of property and equipment was $1.2 million for the fiscal year ended June 30, 2010 compared to $2.1 million for the fiscal year ended June 30, 2009. The level of losses is affected by several factors, including the timing of the continued replenishment of aging, damaged or excess fleet equipment, and conditions in the market for used equipment. We continually evaluate the depreciable lives and salvage values of our equipment.

Restructuring Expenses. During the second quarter of fiscal 2010, we implemented cost restructuring measures in our distribution operations and support services. The cost restructuring initiatives included reductions in headcount, pay levels and employee benefits in distribution operations and support services, and the disposition of excess fleet assets. We have made these changes in order to improve our efficiency and to attempt to align our costs with the current operating environment.

We recorded a pre-tax restructuring charge related to these measures of $8.9 million ($5.5 million or $0.16 per diluted share on an after-tax basis) for the fiscal year ended June 30, 2010, comprised of $1.0 million for severance and other termination benefits and a $7.9 million non-cash write-down of fleet and other fixed assets to be disposed.

Substantially all of the cost restructuring initiatives noted above were implemented during our fiscal quarter ended December 31, 2009. As of June 30, 2010 we had received $4.4 million in proceeds from the sale of assets written down in connection with the restructuring. The carrying value of the remaining assets to be disposed of in connection with the restructuring was $0.8 million at June 30, 2010 and was included within prepaid expenses and other in the consolidated balance sheets.

All termination benefits associated with the headcount reductions were paid by June 30, 2010.

Interest Expense. Interest expense decreased 14.6% to $7.9 million for the fiscal year ended June 30, 2010 from $9.3 million for the fiscal year ended June 30, 2009. This decrease was primarily due to lower interest rates and decreased settlement costs related to interest rate swaps, partially offset by increased write-offs of deferred loan costs related to the extension of our revolving credit facility (See Note 7 of Notes to Consolidated Financial Statements).

Other, Net. Other, net totaled $0.3 million of income for fiscal 2010 compared to $1.6 million of income for fiscal 2009. The fiscal 2009 amount includes $1.2 million related to the settlement of a non-competition lawsuit.

Income Tax Benefit or Expense. The income tax benefit was $8.6 million for the fiscal year ended June 30, 2010 compared to income tax expense of $18.6 million for the fiscal year ended June 30, 2009. The effective tax rate was 38.9% and 37.1% for the fiscal year ended June 30, 2010, and June 30, 2009, respectively.

Liquidity and Capital Resources

Our primary cash needs have been working capital, capital expenditures, payments under our credit facility and acquisitions. Our primary source of cash for fiscal 2011, 2010, and 2009 was cash provided by operations.

We need working capital to support seasonal variations in our business, primarily due to the impact of weather conditions on the electric infrastructure and the corresponding spending by our customers on electric service and repairs. The increased service activity during storm restoration events temporarily causes an excess of customer billings over customer collections, leading to increased accounts receivable during those periods. In the past, we have utilized borrowings under the revolving portion of our credit facility and cash on hand to satisfy normal cash needs during these periods.

As of June 30, 2011, our cash totaled $0.3 million and we had $89.4 million available under the $115.0 million revolving portion of our senior credit facility (after giving effect to the outstanding balance of $25.6 million of standby letters of credit). On August 24, 2011, we repaid this indebtedness and concurrently entered into a new $200 million revolving credit facility. As of such date, we had $115.0 million in borrowings and $61.9 million of availability under this facility (after giving effect to outstanding standby letters of credit of $23.1 million). This borrowing availability is subject to, and potentially limited by, our compliance with the covenants of our credit facility, which are discussed below.

Our revolving credit facility requires us to maintain: (i) a leverage ratio, which is the ratio of total debt to adjusted EBITDA (as defined in our senior credit facility; measured on a trailing four-quarter basis), of no more than 3.75 to 1.0 as of the last day of each fiscal quarter, declining to 3.50 on June 30, 2012 and declining to 3.00 on June 30, 2013 and thereafter, and (ii) a consolidated fixed charge coverage ratio (as defined in the revolving credit facility) of at least 1.25 to 1. We were in compliance with such financial covenants as of August 24, 2011.

We consider our cash investment policies to be conservative in that we maintain a diverse portfolio of what we believe to be high-quality cash investments with short-term maturities. Accordingly, we do not anticipate that the current volatility in the capital markets will have a material impact on the principal amounts of our cash investments.

We believe that our cash flow from operations, available cash and cash equivalents, and borrowings available under our credit facility will be adequate to meet our ordinary course liquidity needs for the foreseeable future. However, our ability to satisfy our obligations or to fund planned capital expenditures will depend on our future performance, which to a certain extent is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control. In addition, if we fail to comply with the covenants contained in our senior credit facility, we may be unable to access the revolving portion of our senior credit facility upon which we depend for letters of credit and other short-term borrowings. This would have a negative impact on our liquidity and require us to obtain alternative short-term financing. We also believe that if we pursue any material acquisitions in the foreseeable future we may need to finance this activity through additional equity or debt financing.

Changes in Cash Flows: 2011 Compared to 2010

	Year Ended June 30,	
	2011	2010
	(in millions)	
Net cash provided by operating activities	$ 22.2	$ 21.0
Net cash used in investing activities	$ (16.5)	$ (25.1)
Net cash used in financing activities	$ (16.5)	$ (28.6)

Net cash provided by operating activities increased to $22.2 million for the fiscal year ended June 30, 2011 from $21.0 million for the fiscal year ended June 30, 2010. We had net income of $1.4 million for the fiscal year ended June 30, 2011 compared to a net loss of $13.5 million for the fiscal year ended June 30, 2010. This was partially offset by a large increase in accounts receivable for the fiscal year ended June 30, 2011 related to additional storm work of approximately $19.0 million and non-cash restructuring charges totaling approximately $7.9 million recorded for the fiscal year ended June 30, 2010.

We paid the commercial insurance carrier that administers our partially self-insured individual workers' compensation, vehicle and general liability insurance programs retrospective premium payment adjustments of $5.2 million in four equal, monthly installments that began in February 2011. Net cash provided by operating activities includes payments of $5.2 million of retrospective insurance premium payments to the commercial insurance carrier for the year ended June 30, 2011. These payments are included in changes in insurance and claims accruals. Retrospective adjustments have historically been prepared annually on a "paid-loss" basis by our commercial insurance carrier. The last retrospective premium payment adjustment from our commercial insurance carrier resulted in a refund to Pike of approximately $0.2 million that was received during December 2009.

Net cash used in investing activities decreased to $16.5 million for the fiscal year ended June 30, 2011 from $25.1 million for the fiscal year ended June 30, 2010. This decrease is primarily due to the acquisition of Klondyke during fiscal 2010. Our cash used for acquisitions during fiscal 2011 and 2010 was $0.1 million and $15.2 million, respectively. This decrease was partially offset by less equipment sales and increased capital expenditures during fiscal 2011. Capital expenditures for both years consisted primarily of purchases of vehicles and equipment used to service our customers.

Net cash used in financing activities was $16.5 million for the fiscal year ended June 30, 2011 compared to net cash provided by financing activities of $28.6 million for the fiscal year ended June 30, 2010. Financing activities for the fiscal year ended June 30, 2011 included $15.5 million of term loan payments and $1.0 million of fees associated with an amendment to our senior credit facility. Our cash used in financing activities during the fiscal year ended June 30, 2010 included $26.0 million of term loan payments and $2.8 million of fees associated with the July 29, 2009 closing of our senior credit facility.

Changes in Cash Flows: 2010 Compared to 2009

	Year Ended June 30,	
	2010	2009
	(in millions)	
Net cash provided by operating activities	$ 21.0	$ 77.3
Net cash (used in) provided by investing activities	$ (25.1)	$ (45.9)
Net cash provided by (used in) financing activities	$ (28.6)	$ 1.0

Net cash provided by operating activities decreased to $21.0 million for the fiscal year ended June 30, 2010 from $77.3 million for the fiscal year ended June 30, 2009. The decrease in cash flows from operating activities was primarily due to the significant change in net (loss)/income between the two time periods. We had a net loss of $13.5 million for the fiscal year ended June 30, 2010 compared to net income of $31.6 million for the fiscal year ended June 30, 2009. Also contributing to the decrease of net cash provided by operating activities for fiscal 2010 compared to fiscal 2009, was the increase in our combined days outstanding in billed accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts to 81 days from 71 days.

Net cash used in investing activities decreased to $25.1 million for the fiscal year ended June 30, 2010 from $45.9 million for the fiscal year ended June 30, 2009. We decreased our net capital expenditures by $10.6 million during fiscal 2010 compared to fiscal 2009, which for both periods consisted primarily of purchases of vehicles and equipment used to service our customers and software purchases for both the implementation of our human resource and payroll system and toward the implementation of our job cost reporting and billings system. Our cash used for acquisitions during fiscal 2010 and 2009 was $15.2 million and $25.1 million, respectively.

Net cash used in financing activities was $28.6 million for the fiscal year ended June 30, 2010 compared to net cash provided by financing activities of $1.0 million for the fiscal year ended June 30, 2009. Our cash used in financing activities during the fiscal year ended June 30, 2010 primarily related to the $26.0 million prepayment on our senior credit facility.

Capital Expenditures

We routinely invest in vehicles, equipment and technology. The timing and volume of such capital expenditures in the future will be affected by the addition of new customers or expansion of existing customer relationships. Capital expenditures were $19.1 million, $17.7 million and $27.3 million for fiscal 2011, 2010 and 2009, respectively. Capital expenditures for all periods consisted primarily of purchases of vehicles and equipment used to service our customers. As of June 30, 2011, we had no material outstanding commitments for capital expenditures. We expect capital expenditures to range from $15 million to $25 million for the year ending June 30, 2012, which could vary depending on the addition of new customers or increased work on existing customer relationships. We intend to fund those expenditures primarily from operating cash flow and available cash and cash equivalents.

EBITDA U.S. GAAP Reconciliation

EBITDA is a non-U.S.GAAP financial measure that represents the sum of net income (loss), income tax expense (benefit), interest expense, depreciation and amortization. EBITDA is used internally when evaluating our operating performance and allows investors to make a more meaningful comparison between our core business operating results on a consistent basis over different periods of time, as well as with those of other similar companies. Management believes that EBITDA, when viewed with our results under U.S. GAAP and the accompanying reconciliation, provides additional information that is useful for evaluating the operating performance of our business without regard to potential distortions. Additionally, management believes that EBITDA permits investors to gain an understanding of the factors and trends affecting our ongoing cash earnings, from which capital investments are made and debt is serviced. However, EBITDA has limitations and should not be considered in isolation or as a substitute for performance measures calculated in accordance with U.S. GAAP, such as net income (loss) or cash flow from operating activities, as indicators of operating performance or liquidity. This non-U.S. GAAP measure excludes certain cash expenses that we are obligated to make. In addition, other companies in our industry may calculate this non-U.S. GAAP measure differently than we do or may not calculate it at all, limiting its usefulness as a comparative measure. The table below provides a reconciliation between net income (loss) and EBITDA.

	Year ended June 30,	
	2011	2010
	(In millions)	
Net income (loss)	$ 1.4	$ (13.5)
Adjustments:		
Interest expense	6.6	7.9
Income tax expense (benefit)	1.5	(8.6)
Depreciation and amortization	38.1	35.7
EBITDA	$ 47.6	$ 21.5

EBITDA increased 121.3% to $47.6 million for the year ended June 30, 2011 from $21.5 million for the year ended June 30, 2010. EBITDA for the year ended June 30, 2010 was negatively impacted by a $8.9 million pre-tax restructuring charge, comprised of $1.0 million for severance and other termination benefits and a $7.9 million non-cash writedown of fleet and other fixed assets.

Credit Facility

On August 24, 2011, we entered into a new $200 million revolving credit facility that replaced our prior credit facility. Our new revolving credit facility matures in August 2015.

We repaid outstanding term loans and borrowings on the revolver of our old senior credit facility upon entering into our new revolving credit facility. As of June 30, 2011, we had $99.0 million of term loans outstanding under our senior credit facility and our borrowing availability under the $115.0 million revolving portion of our old senior credit facility was $89.4 million (after giving effect to $25.6 million of outstanding standby letters of credit). As of August 24, 2011, we had $115.0 million in borrowings and our availability under our revolving credit facility was $61.9 million (after giving effect to $23.1 million of outstanding standby letters of credit). The obligations under our revolving credit facility are unconditionally guaranteed by us and each of our existing and subsequently acquired or organized domestic and first-tier foreign subsidiaries and secured on a first-priority basis by security interests (subject to permitted liens) in substantially all assets owned by us and each of our subsidiaries, subject to limited exceptions.

Our new revolving credit facility contains a number of other affirmative and restrictive covenants including limitations on dissolutions, sales of assets, investments, indebtedness and liens. Our credit facility requires us to maintain: (i) a leverage ratio, which is the ratio of total debt to adjusted EBITDA (as defined in our senior credit facility; measured on a trailing four-quarter basis), of no more than 3.75 to 1.0 as of the last day of each fiscal quarter, declining to 3.50 on June 30, 2012 and declining to 3.00 on June 30, 2013 and thereafter, and (ii) a consolidated fixed charge coverage ratio (as defined in the revolving credit facility) of at least 1.25 to 1.0.

Contractual Obligations and Other Commitments

As of June 30, 2011, our contractual obligations and other commitments were as follows:

	Payment Obligations by Fiscal Year Ended June 30,						
	Total	2012	2013	2014	2015	2016	Thereafter
	(in millions)						
Long-term debt obligations (1)	$ 99.0	$ —	$ 99.0	$ —	$ —	$ —	$ —
Interest payment obligations (2)	4.2	3.8	0.4	—	—	—	—
Operating lease obligations	33.5	8.3	6.4	5.9	4.6	3.8	4.5
Purchase obligations (3)	16.7	16.7	—	—	—	—	—
Deferred compensation (4)	8.3	—	1.7	—	—	—	6.6
Total	$ 161.7	$ 28.8	$ 107.5	$ 5.9	$ 4.6	$ 3.8	$ 11.1

---

(1) Includes only obligations to pay principal, not interest expense. See Note 7 of the consolidated financial statements for details on our new revolving credit facility closed in August 2011.

(2) Represents estimated interest payments to be made on our variable rate debt. All interest payments assume that principal payments are made as originally scheduled. Interest rates utilized to determine interest payments for variable rate debt are based upon our current term loan interest rate and include the impact of our interest rate swaps. For more information, see Note 7 of the Notes to Consolidated Financial Statements.

(3) Represents purchase obligations related to materials and subcontractor services for customer contracts.

(4) For a description of the deferred compensation obligation, see Note 16 of the Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements

As is common in our industry, we have entered into certain off-balance sheet arrangements in the ordinary course of business that result in risks not directly reflected in our balance sheets. Our significant off-balance sheet transactions include liabilities associated with non-cancelable operating leases, letter of credit obligations, and surety guarantees entered into in the normal course of business. We have not engaged in any off-balance sheet financing arrangements through special purpose entities.

Letters of Credit

Certain of our vendors require letters of credit to ensure reimbursement for amounts they are disbursing on our behalf. In addition, from time to time some customers require us to post letters of credit to ensure payment to our subcontractors and vendors under those contracts and to guarantee performance under our contracts. Such letters of credit are generally issued by a bank or similar financial institution. The letter of credit commits the issuer to pay specified amounts to the holder of the letter of credit if the holder claims that we have failed to perform specified actions. If this were to occur, we would be required to reimburse the issuer of the letter of credit. Depending on the circumstances of such a reimbursement, we may also have to record a charge to earnings for the reimbursement. We do not believe that it is likely that any material claims will be made under a letter of credit in the foreseeable future. We use the revolving portion of our senior credit facility to issue letters of credit. As of June 30, 2011, we had $25.6 million of standby letters of credit issued under our credit facility primarily for insurance and bonding purposes. Our ability to obtain letters of credit under the revolving portion of our senior credit facility is conditioned on our continued compliance with the affirmative and negative covenants of our senior credit facility.

Performance Bonds and Parent Guarantees

In the ordinary course of business, we are required by certain customers to post surety or performance bonds in connection with services that we provide to them. These bonds provide a guarantee to the customer that we will perform under the terms of a contract and that we will pay subcontractors and vendors. If we fail to perform under a contract or to pay subcontractors and vendors, the customer may demand that the surety make payments or provide services under the bond. We must reimburse the surety for any expenses or outlays it incurs. As of June 30, 2011, we had $139.0 million in surety bonds outstanding, and we also had provided collateral in the form of a letter of credit to sureties in the amount of $2.0 million, which is included in the total letters of credit outstanding above. To date, we have not been required to make any reimbursements to our sureties for bond-related costs. We believe that it is unlikely that we will have to fund significant claims under our surety arrangements in the foreseeable future.

Pike Electric Corporation, from time to time, guarantees the obligations of its wholly owned subsidiaries, including obligations under certain contracts with customers.

Recent Accounting Pronouncements

Presentation of Comprehensive Income

In June 2011, the Financial Accounting Standards Board ("FASB") amended its guidance on the presentation of comprehensive income. Under the amended guidance, an entity has the option to present comprehensive income in either one continuous statement or two consecutive financial statements. A single statement must present the components of net income and total net income, the components of other comprehensive income and total other comprehensive income, and a total for comprehensive income. In a two-statement approach, an entity must present the components of net income and total net income in the first statement. That statement must be immediately followed by a financial statement that presents the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. The option under current guidance that permits the presentation of components of other comprehensive income as part of the statement of changes in stockholders' equity has been eliminated. The amendment becomes effective retrospectively for the Company's interim period ending September 30, 2012. Early adoption is permitted. The Company does not expect that this guidance will have an impact on its financial position, results of operations or cash flows as it is disclosure-only in nature.

Accounting for Goodwill and Intangible Assets

In December 2010, the FASB amended its guidance on goodwill and other intangible assets. The amendment modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if there are qualitative factors indicating that it is more likely than not that a goodwill impairment exists. The qualitative factors are consistent with the existing guidance which requires goodwill of a reporting unit to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This amendment was effective for the Company's interim period ended September 30, 2011. The amendment did not have an impact on the Company's financial position, results of operations or cash flows as we do not have any reporting units with zero or negative carrying amounts.

Accounting for Business Combinations

In December 2010, the FASB issued an accounting standards update for business combinations. This standards update specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010 (July 1, 2011 for Pike). Early adoption is permitted. The adoption of this new guidance is not expected to have a significant impact on our consolidated financial statements.

Disclosures for Fair Value Measurements

In May 2011, the FASB amended its guidance to converge fair value measurement and disclosure guidance about fair value measurement under U.S. GAAP with International Financial Reporting Standards ("IFRS"). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board. The amendment changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend for the amendment to result in a change in the application of the requirements in the current authoritative guidance. The amendment becomes effective prospectively for the Company's interim period ending September 30, 2012. Early application is not permitted. The Company does not expect the amendment to have a material impact on its financial position, results of operations or cash flows.

In January 2010, the FASB issued authoritative guidance for fair value measurements. This guidance now requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and also to describe the reasons for these transfers. This authoritative guidance also requires enhanced disclosure of activity in Level 3 fair value measurements. The guidance for Level 1 and Level 2 fair value measurements was effective for the Company's interim reporting period ended March 31, 2010. The implementation did not have an impact on the Company's financial position, results of operations or cash flows as it is disclosure-only in nature. The guidance for Level 3 fair value measurements disclosures becomes effective for the Company's interim reporting period ending September 30, 2011 and the Company does not expect that this guidance will have an impact on its financial position, results of operations or cash flows as it is disclosure-only in nature.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains statements that are intended to be "forward-looking statements" under the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on current expectations, estimates, forecasts and projections about our company and the industry in which we operate and management's beliefs and assumptions. Such statements include, in particular, statements about our plans, strategies and prospects under the headings "Business — Industry Trends," "- Competitive Strengths," "- Business Strategy," "- Our Services," "- Competition," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Words such as "may," "should," "expect," "anticipate," "intend," "plan," "predict," "potential," "continue," "believe," "seek," "estimate," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Such risks include, without limitation, those identified under the heading "Risk Factors." Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to:

- our belief that there are significant opportunities for our business and the services we provide due to the required future investment in transmission and distribution infrastructure, the expanded development of energy sources and the increased outsourcing of infrastructure services;
- our belief that our acquisitions of Klondyke and Pine Valley allow us to continue to expand our EPC services in the Western portion of the United States and better compete in markets with unionized workforces;
- our belief that there is significant demand for first or second generation build-out of electricity infrastructure in developing countries;
- our belief that the markets in developing countries present opportunities for companies, such as ourselves, with scale, sophistication and size to utilize their skills and equipment in productive and profitable projects;
- our expectation that we will benefit from the development of new sources of electric power generation;
- our belief that growth in our markets will be driven by bundling services and marketing these offerings to our large and extensive customer base and new customers and that by offering these services on a turnkey basis, we enable our customers to achieve economies and efficiencies over traditional unbundled services, which should ultimately lead to an expansion of our market share across our existing customer base and provide us the credibility to secure opportunities from new customers;
- our belief that the United States power system and network reliability will require significant future upkeep given the postponement of maintenance spending in recent years due to the difficult economic conditions, that such upkeep will drive demand for our services and that our leading position in the markets we service will enable us to capitalize on increases in demand for our services;
- our belief that our existing and potential customers desire a deeper range of service offerings on an ever-increasing scale and that our broad platform of service offerings will enable us to acquire additional market share and further penetrate our existing markets;
- our belief that our broad platform of service offerings will be attractive to local and regional firms looking to consolidate with a larger company offering a more diversified and complete set of services;
- our belief that our reputation and experience combined with our broad range of services allows us to opportunistically bid on attractive international projects and that will be other large and financially attractive projects to pursue in international markets over the next few years as developing regions install or develop their electric infrastructure;

- our belief that we have a unique and strong competitive position in the markets in which we operate resulting from a number of factors including: (i) our position as a leading provider of energy solutions; (ii) our attractive, contiguous presence in key geographic markets; (iii) our long-standing relationships across a high-quality customer base; (iv) our outsourced services-based business model; (v) our position as a recognized leader in storm restoration capabilities; and (vi) our experienced operations management team and their extensive relationships;
- our belief that we are one of only a few companies offering a broad spectrum of energy solutions that our current and prospective customers increasingly demand;
- our belief that our management team's deep industry knowledge, experience and relationships extend our operating capabilities, improve the quality of our services, facilitate access to clients and enhance our strong reputation in the industry;
- our belief that our customers, especially electric utilities, will expand outsourcing of utility infrastructure services over time;
- our expectation that a substantial portion of our total revenues will continue to be derived from a limited group of customers given the composition of the investor-owned, municipal and co-operative utilities in our geographic market;
- our belief that we have a favorable competitive position in our markets due in large part to our ability to execute with respect to the following factors: (i) diversified services including the ability to offer turn-key EPC project services; (ii) customer relationships and industry reputation; (iii) responsiveness in emergency restoration situations; (iv) adequate financial resources and bonding capacity; (v) geographic breadth and presence in customer markets; and (vi) pricing of services, particularly under MSA constraints; and (vii) safety concerns of our crews, customers and the general public;
- our belief that we are in material compliance with applicable regulatory requirements and have all material licenses required to conduct our operations;
- our expectation that costs to maintain environmental compliance and/or to address environmental issues will not have a material adverse effect on our results of operations, cash flows or financial condition;
- our belief that our fleet maintenance capabilities, experience and personnel provide us with a competitive advantage;
- our intention to continue to retain any future earnings rather than paying dividends;
- our belief that the lawsuits, claims or other proceedings to which we are subject in the ordinary course of business will not have a material adverse effect on our results of operation, financial position, or cash flows;
- our belief that a significant amount of pent-up demand is building and power system reliability is being challenged and that we remain well positioned to benefit from a reacceleration in maintenance spending, which will remain dependent to a large extent on the health of the economy;
- our expectation that current volatility in the capital markets will not have a material impact on the principal amounts of our cash investments;
- our belief that our cash flow from operations, available cash and cash equivalents, and borrowings available under our credit facility will be adequate to meet our ordinary course liquidity needs for the foreseeable future and that if we pursue any material acquisitions in the foreseeable future we may need to finance this activity through additional equity or debt financing;

- our expectation that our capital expenditures will range from $15 million to $25 million for the year ended June 30, 2012 and our intention to fund those expenditures from operating cash flow and available cash and cash equivalents;

- our belief that it is unlikely that any material claims will be made under a letter of credit in the foreseeable future;

- our belief that it is unlikely that we will have to fund significant claims under our surety arrangements in the foreseeable future;

- our expectation that certain recent accounting pronouncements will have no material effect on our consolidated financial statements;

- our belief that contamination at our owned property in Georgia occurred before we purchased the property and that the remediation of the site is substantially complete;

- our expectation that the goodwill recognized in our acquisition of Klondyke will be amortizable for tax purposes;

- our expectation that our ability to satisfy our obligations or to fund planned capital expenditures will depend on our future performance and our belief that this is subject to a certain extent on general economic, financial, competitive, legislative, regulatory and other factors beyond our control;

- the possibility that if we fail to comply with the covenants contained in our revolving credit facility, we may be unable to access the revolving portion of our credit facility upon which we depend for letters of credit and other short-term borrowings and that this would have a negative impact on our liquidity and could require us to obtain alternative short-term financing;

- our expectation that our gross profit and operating income (loss) would be negatively affected if diesel prices rise due to additional costs that we may not fully recover through increases in prices to customers; and

- our expectation that the net amount of the existing losses in OCI at June 30, 2011 unclassified into net income (loss) over the next twelve months will be approximately $150,000.

Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after we file this Annual Report on Form 10-K, whether as a result of new information, future events or otherwise.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Interest Rate Risk

We are exposed to market risk related to changes in interest rates on borrowings under our credit facility, which bears interest based on the London Interbank Offered Rate ("LIBOR"), plus an applicable margin dependent upon our total leverage ratio. We use derivative financial instruments to manage exposure to fluctuations in interest rates on our senior credit facility. These derivative financial instruments, which are currently all swap agreements, are not entered into for trading or speculative purposes. A swap agreement is a contract to exchange a floating rate for a fixed rate without the exchange of the underlying notional amount.

We periodically enter into interest rate swaps to decrease our exposure to interest rate volatility. We currently have two active interest rate swaps, both with notional amounts of $20 million. One has a fixed rate of 1.1375% and the other has a fixed rate of 1.0525%. Based on our credit facility's margin interest rate of 1.6875% at June 30, 2011, these swap agreements effectively fix the interest rate at 2.58% for $40 million of our term debt. The fair value of the interest rate swaps at June 30, 2011 was reflected on the balance sheet in accrued expenses and other for $0.3 million.

Based on our outstanding debt of $99.0 million at June 30, 2011 and after including the impact of our active interest rate swaps, a hypothetical change in the annual interest rate of 100 basis points would result in a change in annual cash interest expense of $0.6 million. Actual changes in interest rates may differ materially from the hypothetical assumptions used in computing this exposure.

Diesel Fuel Risk

We have a large fleet of vehicles and equipment that primarily use diesel fuel. As a result, we have market risk for changes in diesel fuel prices. If diesel prices rise, our gross profit and operating income (loss) would be negatively affected due to additional costs that may not be fully recovered through increases in prices to customers.

We periodically enter into diesel fuel swaps and fixed-price forward contracts to decrease our price volatility. We currently hedge approximately 56% of our diesel fuel usage with prices ranging from $3.00 to $3.99 per gallon at a weighted-average price of $3.73 per gallon. Our goal is to maintain our hedged positions at 50% to 80% of our annual volumes on a rolling basis. The fair value of the diesel fuel swaps at June 30, 2011 was approximately $0.9 million.

Based on our projected fuel usage for fiscal 2011 and after including the impact of our active diesel fuel swaps, a $0.50 change in the price per gallon of diesel fuel would change our annual cost of operations by approximately $1.6 million. Actual changes in costs of operations may differ materially from the hypothetical assumptions used in computing this exposure.

Concentration of Credit Risk

We are subject to concentrations of credit risk related primarily to our cash and cash equivalents and accounts receivable. We maintain substantially all of our cash investments with what we believe to be high credit quality financial institutions. We grant credit under normal payment terms, generally without collateral, to our customers, which include electric power companies, governmental entities, general contractors and builders, and owners and managers of commercial and industrial properties located in the United States. Consequently, we are subject to potential credit risk related to changes in business and economic factors throughout the United States. However, we generally have certain statutory lien rights with respect to services provided.

ITEM 8. ***FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the board of directors of Pike; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management has concluded that we maintained effective internal control over financial reporting as of June 30, 2011.

Our independent registered public accounting firm, Ernst & Young LLP, audited the effectiveness of our internal controls over financial reporting. Ernst & Young LLP has issued their report on the effectiveness of internal control over financial reporting which is included in this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Pike Electric Corporation

We have audited the accompanying consolidated balance sheets of Pike Electric Corporation as of June 30, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pike Electric Corporation at June 30, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pike Electric Corporation's internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 6, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Greensboro, North Carolina
September 6, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Pike Electric Corporation

We have audited Pike Electric Corporation's internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Pike Electric Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pike Electric Corporation maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pike Electric Corporation as of June 30, 2011 and 2010 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2011 of Pike Electric Corporation and our report dated September 6, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Greensboro, NC

September 6, 2011

PIKE ELECTRIC CORPORATION

CONSOLIDATED BALANCE SHEETS
(in thousands, except par value amounts)

	June 30, 2011	June 30, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 311	$ 11,133
Accounts receivable from customers, net	80,902	64,672
Costs and estimated earnings in excess of billings on uncompleted contracts	49,266	50,215
Inventories	8,338	6,401
Prepaid expenses and other	16,044	9,115
Deferred income taxes	7,969	10,526
Total current assets	162,830	152,062
Property and equipment, net	177,682	194,885
Goodwill	110,893	114,778
Other intangibles, net	38,353	38,527
Deferred loan costs, net	2,005	3,021
Other assets	1,846	2,105
Total assets	$ 493,609	$ 505,378
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 20,079	$ 17,484
Accrued compensation	25,474	22,589
Billings in excess of costs and estimated earnings on uncompleted contracts	12,224	8,925
Accrued expenses and other	8,185	6,112
Current portion of insurance and claim accruals	12,526	23,422
Total current liabilities	78,488	78,532
Long-term debt	99,000	114,500
Insurance and claim accruals	6,621	6,005
Deferred compensation	6,140	5,844
Deferred income taxes	46,179	48,170
Other liabilities	2,792	2,859
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, par value $0.001 per share; 100,000 authorized shares; no shares issued and outstanding	—	—
Common stock, par value $0.001 per share; 100,000 authorized shares; 33,666 and 33,544 shares issued and outstanding at June 30, 2011 and 2010, respectively	6,427	6,427
Additional paid-in capital	161,586	158,030
Accumulated other comprehensive loss, net of taxes	(178)	(142)
Retained earnings	86,554	85,153
Total stockholders' equity	254,389	249,468
Total liabilities and stockholders' equity	$ 493,609	$ 505,378

The accompanying notes are an integral part of these consolidated financial statements.

PIKE ELECTRIC CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Years Ended June 30,		
	2011	2010	2009
Revenues	$ 593,858	$ 504,084	$ 613,476
Cost of operations	525,915	456,317	503,203
Gross profit	67,943	47,767	110,273
General and administrative expenses	57,675	51,994	50,248
Loss on sale and impairment of property and equipment	751	1,239	2,116
Restructuring expenses	—	8,945	—
Income (loss) from operations	9,517	(14,411)	57,909
Other expense (income):			
Interest expense	6,608	7,908	9,258
Other, net	(55)	(298)	(1,552)
Total other expense	6,553	7,610	7,706
Income (loss) before income taxes	2,964	(22,021)	50,203
Income tax expense (benefit)	1,563	(8,562)	18,634
Net income (loss)	$ 1,401	$ (13,459)	$ 31,569
Earnings (loss) per share:			
Basic	$ 0.04	$ (0.41)	$ 0.96
Diluted	$ 0.04	$ (0.41)	$ 0.94
Shares used in computing earnings per share:			
Basic	33,399	33,132	33,023
Diluted	33,996	33,132	33,741

The accompanying notes are an integral part of these consolidated financial statements.

PIKE ELECTRIC CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock Shares	Common Stock	Additional Paid-In Capital	Other Comprehensive (Income) Loss	Retained Earnings	Total Stockholders' Equity
Balance June 30, 2008	33,183	$ 6,427	$ 148,288	$ (806)	$ 67,043	$ 220,952
Employee stock compensation plans, net	279	—	4,747	—	—	4,747
Comprehensive income:						
Net income	—	—	—	—	31,569	31,569
Loss on derivative instruments, net of income taxes of ($194)	—	—	—	(303)	—	(303)
Total comprehensive income	—	—	—	(303)	31,569	31,266
Balance June 30, 2009	33,462	$ 6,427	$ 153,035	$ (1,109)	$ 98,612	$ 256,965
Employee stock compensation plans, net	82	—	4,995	—	—	4,995
Comprehensive income:						
Net loss	—	—	—	—	(13,459)	(13,459)
Gain on derivative instruments, net of income taxes of $615	—	—	—	967	—	967
Total comprehensive loss	—	—	—	967	(13,459)	(12,492)
Balance June 30, 2010	33,544	$ 6,427	$ 158,030	$ (142)	$ 85,153	$ 249,468
Employee stock compensation plans, net	122	—	3,556	—	—	3,556
Comprehensive income:						
Net income	—	—	—	—	1,401	1,401
Loss on derivative instruments, net of income taxes of ($23)	—	—	—	(36)	—	(36)
Total comprehensive income	—	—	—	(36)	1,401	1,365
Balance June 30, 2011	33,666	$ 6,427	$ 161,586	$ (178)	$ 86,554	$ 254,389

The accompanying notes are an integral part of these consolidated financial statements.

PIKE ELECTRIC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended June 30,		
	2011	2010	2009
Cash flows from operating activities:			
Net income (loss)	$ 1,401	$ (13,459)	$ 31,569
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	38,033	35,672	36,564
Non-cash interest expense	2,303	2,082	1,534
Deferred income taxes	174	(6,506)	(389)
Loss on sale and impairment of property and equipment	751	1,239	2,116
Restructuring charges, non-cash	—	7,938	—
Equity compensation expense	4,102	4,836	3,437
Excess tax benefit from stock-based compensation	—	(18)	(255)
Changes in operating assets and liabilities:			
Accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts	(15,281)	(7,501)	16,631
Inventories, prepaid expenses and other	(9,603)	440	(1,357)
Insurance and claim accruals	(10,280)	(4,350)	(3,085)
Accounts payable and other	10,613	1,996	(5,713)
Deferred compensation	—	(1,402)	(3,709)
Net cash provided by operating activities	22,213	20,967	77,343
Cash flows from investing activities:			
Purchases of property and equipment	(19,088)	(17,663)	(27,251)
Business acquisitions, net	(90)	(15,157)	(25,092)
Net proceeds from sale of property and equipment	2,676	7,739	6,462
Net cash used in investing activities	(16,502)	(25,081)	(45,881)
Cash flows from financing activities:			
Principal payments on long-term debt	(15,500)	(26,000)	—
Borrowings under revolving credit facility	—	—	84,705
Repayments under revolving credit facility	—	—	(84,705)
Stock option and employee stock purchase activity, net	(42)	201	805
Excess tax benefit from stock-based compensation	—	18	255
Deferred loan costs	(991)	(2,792)	(59)
Net cash (used in) provided by financing activities	(16,533)	(28,573)	1,001
Net (decrease) increase in cash and cash equivalents	(10,822)	(32,687)	32,463
Cash and cash equivalents beginning of year	11,133	43,820	11,357
Cash and cash equivalents end of year	$ 311	$ 11,133	$ 43,820

The accompanying notes are an integral part of these consolidated financial statements.

PIKE ELECTRIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended June 30, 2011, 2010 and 2009
(in thousands, except per share amounts)

1. Organization and Business

As used in this section, unless the context requires otherwise, the terms "Pike," "Pike Electric," "we," "us," and "our", refer to Pike Electric Corporation and its subsidiaries and all predecessors of Pike Electric Corporation and its subsidiaries.

Pike Electric is one of the largest providers of energy solutions for investor-owned, municipal and co-operative utilities throughout the United States. Our comprehensive services include siting, permitting, engineering, design, installation, maintenance and repair of power delivery systems, including renewable energy projects. We operate in one reportable segment.

We monitor revenue by two categories of services: core and storm restoration. We use this breakdown because core services represent ongoing service revenues, most of which are generated by our customers' recurring maintenance needs, and storm restoration revenues represent additional revenue opportunities that depend on weather conditions.

The following table sets forth our revenue by category of service for the periods indicated:

	For the Years Ended June 30,					
	2011		2010		2009	
Core services	$ 529,335	89.1%	$ 457,448	90.7%	$ 460,630	75.1%
Storm restoration services	64,523	10.9	46,636	9.3	152,846	24.9
Total	$ 593,858	100.0%	$ 504,084	100.0%	$ 613,476	100.0%

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Pike Electric Corporation and its wholly owned subsidiaries. All intercompany amounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the allowance for doubtful accounts; recognition of revenue for costs and estimated earnings in excess of billings on uncompleted contracts; future cash flows associated with long-lived assets; useful lives and salvage values of fixed assets for depreciation purposes; workers compensation and employee benefit liabilities; purchase price allocations; fair value assumptions in analyzing goodwill; income taxes; and fair values of financial instruments. Due to the subjective nature of these estimates, actual results could differ from those estimates. We recorded an approximately $2,000 reduction of costs and estimated earnings in excess of billings on uncompleted contracts during the quarter ended September 30, 2010 that relates to prior periods, the impact of which is not material to any individual prior period or our annual results for fiscal 2011.

Reclassifications

Certain amounts reported previously have been reclassified to conform to the current year presentation.

Cash and Cash Equivalents

We consider all highly-liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Revenue Recognition

Revenues from service arrangements are recognized when services are performed. We recognize revenue from hourly services based on actual labor and equipment time completed and on materials when billable to our customers. We recognize revenue on unit-based services as the units are completed. We recognize the full amount of any estimated loss on these projects if estimated costs to complete the remaining units for the project exceed the revenue to be received from such units.

Revenues for fixed-price contracts are recognized using the percentage-of-completion method, measured by the percentage of costs incurred to date to total estimated costs for each contract. Contract costs include all direct material, labor and subcontract costs, as well as indirect costs related to contract performance, such as indirect labor, tools, repairs and depreciation. The cost estimation process is based on the professional knowledge and experience of our engineers, project managers, field construction supervisors, operations management and financial professionals. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income and their effects are recognized in the period in which the revisions are determined. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is accrued.

The current asset "Costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed. The current liability "Billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenues recognized.

Allowance for Doubtful Accounts

We provide an allowance for doubtful accounts that represents an estimate of uncollectible accounts receivable. The determination of the allowance includes certain judgments and estimates including our customers' willingness or ability to pay and our ongoing relationship with the customer. In certain instances, primarily relating to storm restoration work and other high-volume billing situations, billed amounts may differ from ultimately collected amounts. We incorporate our historical experience with our customers into the estimation of the allowance for doubtful accounts. These amounts are continuously monitored as additional information is obtained. Accounts receivable are due from customers located within the United States. Any material change in our customers' business or cash flows could affect our ability to collect amounts due.

Accounts receivable, net and costs and estimated earnings in excess of billings on uncompleted contracts included allowances for doubtful accounts of $537 and $645 at June 30, 2011 and 2010, respectively. We recorded bad debt (recovery) expense of ($94), $274 and $392 for fiscal 2011, 2010 and 2009, respectively.

Inventories

Inventories consist of machine parts, supplies, small tools and other materials used in the ordinary course of business and are stated at the lower of average cost or market. Inventory located outside the U.S. totaled approximately $1,200 as of June 30, 2011.

Property and Equipment

Property and equipment is carried at cost. Replacements and improvements are capitalized when costs incurred for those purposes extend the useful life of the asset. Maintenance and repairs are expensed as incurred. Depreciation on capital assets is computed using the straight-line method. Internal and external costs incurred to acquire and create internal use software are capitalized and amortized over the useful life of the software. Capitalized software is included in property and equipment on the consolidated balance sheets. Our management makes assumptions regarding future conditions in determining estimated useful lives and potential salvage values, and reviews these assumptions at least annually. These assumptions impact the amount of depreciation expense recognized in the period and any gain or loss recognized once the asset is disposed of or classified as "held for sale."

We review our property and equipment for impairment when events or changes in business conditions indicate the carrying value of the assets may not be recoverable. An impairment of assets classified as "held and used" exists if the sum of the undiscounted estimated future cash flows expected is less than the carrying value of the assets. If this measurement indicates a possible impairment, we compare the estimated fair value of the asset to the net book value to measure the impairment charge, if any. If the criteria for classifying an asset as "held for sale" have been met, we record the asset at the lower of carrying value or fair value, less estimated selling costs. We continually evaluate the depreciable lives and salvage values of our equipment. Property and equipment located outside the U.S. totaled approximately $1,000 as of June 30, 2011.

Goodwill and Other Intangible Assets

We test our goodwill for impairment annually or more frequently if events or circumstances indicate impairment may exist. Examples of such events or circumstances could include a significant change in business climate or a loss of significant customers. We complete our annual analysis of our reporting units as of the first day of our fourth fiscal quarter. For purposes of our fiscal 2011 analysis, we had three reporting units — non-union construction, union construction, and engineering. In evaluating reporting units, we first consider our operating segment and related components in accordance with U.S. GAAP. We allocate goodwill to the reporting units that are expected to benefit from the synergies of the business combinations generating the goodwill. We apply a two-step fair value-based test to assess goodwill for impairment. The first step compares the fair values of the reporting units to their carrying amounts, including goodwill. If the carrying amount of any reporting unit exceeds its fair value, the second step is then performed. The second step compares the carrying amount of the reporting unit's goodwill to the implied fair value of the goodwill. If the implied fair value of the goodwill is less than the carrying amount, an impairment loss would be recorded.

We determine the fair value of our reporting units based on a combination of the income approach, using a discounted cash flow model, and a market approach, which considers comparable companies and transactions. Under the income approach, the discounted cash flow model determines fair value based on the present value of projected cash flows over a specific projection period and a residual value related to future cash flows beyond the projection period. Both values are discounted using a rate which reflects our best estimate of the weighted average cost of capital of a market participant, and is adjusted for appropriate risk factors. We perform sensitivity tests with respect to growth rates and discount rates used in the income approach. Under the market approach, valuation multiples are derived based on a selection of comparable companies and acquisition transactions, and applied to projected operating data for each reporting unit to arrive at an indication of fair value.

For our annual impairment analysis, we weighted the income and market approaches 70% and 30%, respectively, The income approach was given a higher weight because it has a more direct correlation to the specific economics of the reporting units than the market approach which is based on multiples of companies that, although comparable, may not have the exact same risk factors as our reporting units. The analysis indicated that, as of the first day of our fourth fiscal quarter, the fair values of each of our reporting units exceeded their respective carrying values in excess of 10%. For our analysis, we also considered various elements of an implied control premium in assessing the reasonableness of the reconciliation of the summation of the fair values of the invested capital of our three reporting units (with appropriate consideration of the interest bearing debt) to the Company's overall market capitalization and our net book value. This analysis included (i) the current control premium being paid for companies with a similar market capitalization and within similar industries and (ii) certain synergies that a market participant buyer could realize, such as the elimination of potentially redundant costs. Based on these analyses, management determined that the resulting control premium implied in the annual impairment analysis was less than 10% which was within a reasonable range of current market conditions. Based on these analyses, we concluded that goodwill was not impaired.

In addition to goodwill, we identify and value other intangible assets that we acquire in business combinations, such as customer arrangements, customer relationships and non-compete agreements, that arise from contractual or other legal rights or that are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. The fair value of identified intangible assets is based upon an estimate of the future economic benefits expected to result from ownership, which represents the amount at which the assets could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. For customers with whom we have an existing relationship prior to the date of the transaction, we utilize assumptions that a marketplace participant would consider in estimating the fair value of customer relationships that an acquired entity had with our pre-existing customers in accordance with U.S. GAAP. The inputs into goodwill and intangible asset fair value calculations reflect our market assumptions and are not observable. Consequently, the inputs are considered to be Level 3 as specified in the fair value accounting guidance.

Intangible assets with definite lives are amortized over their estimated useful lives and are also reviewed for impairment if events or changes in circumstances indicate that their carrying amount may not be realizable. We have no intangibles with indefinite lives other than goodwill.

Inherent in valuation determinations related to goodwill and other intangible assets are significant judgments and estimates, including assumptions about our future revenue, profitability and cash flows, our operational plans, current economic indicators and market valuations. To the extent these assumptions are incorrect or there are declines in our business outlook, impairment charges may be recorded in future periods.

Insurance and Claim Accruals

The insurance and claim accruals are based on known facts, actuarial estimates and historical trends. We are partially self-insured for individual workers' compensation, vehicle and general liability, and health insurance claims. To mitigate a portion of these risks, we maintain commercial insurance for individual workers' compensation and vehicle and general liability claims exceeding $1,000. We also maintain commercial insurance for health insurance claims exceeding $500 per person on an annual basis. We determine the amount of our loss reserves and loss adjustment expenses for self-insured claims based on analyses prepared quarterly that use both company-specific and industry data, as well as general economic information. Our estimates for insurance loss exposures require us to monitor and evaluate our insurance claims throughout their life cycles. Using this data and our assumptions about the emerging trends, we estimate the size of ultimate claims. Our most significant assumptions in forming our estimates include the trend in loss costs, the expected consistency with prior year claims of the frequency and severity of claims incurred but not yet reported, changes in the timing of the reporting of losses from the loss date to the notification date, and expected costs to settle unpaid claims. We also monitor the reasonableness of the judgments made in the prior year's estimates and adjust current year assumptions based on that analysis.

For the years ended June 30, 2011, 2010 and 2009, respectively, insurance and claims expense was $32,322, $40,001 and $43,437 and was included in cost of operations and general and administrative expenses in the consolidated statements of operations.

Collective Bargaining Agreements

With the acquisition of Klondyke Construction LLC ("Klondyke") (Note 3), we are now party to various collective bargaining agreements with various unions representing craftworkers performing field construction operations (approximately 1% of our employees as of June 30, 2011). The agreements require Klondyke to pay specified wages and provide certain benefits to their union employees, including contributions to certain multi-employer pension plans and employee benefit trusts. Employer contributions to union employee benefit plans totaled approximately $722 for the year ended June 30, 2011. The collective bargaining agreements expire at various times and have typically been renegotiated and renewed on terms that are similar to the ones contained in the expiring agreements.

Stock-Based Compensation

Share-based payments are recognized in the consolidated financial statements based on their grant date fair values. Share-based compensation expense is recognized over the period the recipient is required to perform the services in exchange for the award (presumptively the vesting period). We value awards with graded vesting as single awards and recognize the related compensation expense using a straight-line attribution method. U.S. GAAP requires that excess tax benefits be reported as financing cash inflows, rather than as a reduction of taxes paid, which is included within operating cash flows.

Advertising and Promotion Costs

We expense advertising and promotion costs as incurred and these costs are included as a component of general and administrative expenses. Advertising and promotion costs for the years ended June 30, 2011, 2010 and 2009 were $951, $1,180 and $1,184, respectively.

Earnings Per Share

Basic earnings per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period and potentially dilutive common stock equivalents. Potential common stock equivalents that have been issued by us relate to both outstanding stock options and restricted stock awards and are determined using the treasury stock method.

Deferred Loan Costs

Deferred loan costs are being amortized over the term of the related debt using the effective-interest method. Accumulated amortization was $14,909 and $12,902 at June 30, 2011 and 2010, respectively. Amortization expense was $2,007, $1,800 and $809 for the years ended June 30, 2011, 2010 and 2009, respectively. Approximately $149 and $209 of the amortization expense for fiscal 2011 and 2010, respectively, is related to unamortized loan costs written off due to term loan prepayments (See Note 7). We had no term loan prepayments during fiscal 2009.

Derivative Instruments

We use certain derivative instruments to enhance our ability to manage risk relating to diesel fuel and interest rate exposure. Our use of derivative instruments is currently limited to interest rate swaps and diesel fuel swaps. These instruments are generally structured as hedges of forecasted transactions or the variability of cash flows to be paid related to a recognized asset or liability (cash flow hedges). We do not enter into derivative instruments for trading or speculative purposes. However, we have entered into diesel fuel swaps to economically hedge future purchases of diesel fuel, for which we have not applied hedge accounting. All derivatives are recognized on the balance sheet at fair value. For those derivative instruments for which we intend to elect hedge accounting, on the date the derivative contract is entered into, we document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking the various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheet or to specific forecasted transactions. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

Changes in the fair value of derivatives that are highly effective, and are designated and qualify as cash flow hedges are recorded in other comprehensive income (loss) until earnings are affected by the variability in cash flows of the designated hedged item. Any changes in the fair value of a derivative where hedge accounting has not been elected or where there is ineffectiveness are recognized immediately in earnings. Cash flows related to derivatives are included in operating activities. See Note 8 for additional information.

Income Taxes

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date.

Recent Accounting Pronouncements

Presentation of Comprehensive Income

In June 2011, the Financial Accounting Standards Board ("FASB") amended its guidance on the presentation of comprehensive income. Under the amended guidance, an entity has the option to present comprehensive income in either one continuous statement or two consecutive financial statements. A single statement must present the components of net income and total net income, the components of other comprehensive income and total other comprehensive income, and a total for comprehensive income. In a two-statement approach, an entity must present the components of net income and total net income in the first statement. That statement must be immediately followed by a financial statement that presents the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. The option under current guidance that permits the presentation of components of other comprehensive income as part of the statement of changes in stockholders' equity has been eliminated. The amendment becomes effective retrospectively for the Company's interim period ending September 30, 2012. Early adoption is permitted. The Company does not expect that this guidance will have an impact on its financial position, results of operations or cash flows as it is disclosure-only in nature.

Accounting for Goodwill and Intangible Assets

In December 2010, the FASB amended its guidance on goodwill and other intangible assets. The amendment modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if there are qualitative factors indicating that it is more likely than not that a goodwill impairment exists. The qualitative factors are consistent with the existing guidance which requires goodwill of a reporting unit to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This amendment was effective for the Company's interim period ended September 30, 2011. The amendment did not have an impact on the Company's financial position, results of operations or cash flows as we do not have any reporting units with zero or negative carrying amounts.

Accounting for Business Combinations

In December 2010, the FASB issued an accounting standards update for business combinations. This standards update specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010 (July 1, 2011 for Pike). Early adoption is permitted. The adoption of this new guidance is not expected to have a significant impact on our consolidated financial statements.

Disclosures for Fair Value Measurements

In May 2011, the FASB amended its guidance to converge fair value measurement and disclosure guidance about fair value measurement under U.S. GAAP with International Financial Reporting Standards ("IFRS"). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board. The amendment changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend for the amendment to result in a change in the application of the requirements in the current authoritative guidance. The amendment becomes effective prospectively for the Company's interim period ending September 30, 2012. Early application is not permitted. The Company does not expect the amendment to have a material impact on its financial position, results of operations or cash flows.

In January 2010, the FASB issued authoritative guidance for fair value measurements. This guidance now requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and also to describe the reasons for these transfers. This authoritative guidance also requires enhanced disclosure of activity in Level 3 fair value measurements. The guidance for Level 1 and Level 2 fair value measurements was effective for the Company's interim reporting period ended March 31, 2010. The implementation did not have an impact on the Company's financial position, results of operations or cash flows as it is disclosure-only in nature. The guidance for Level 3 fair value measurements disclosures becomes effective for the Company's interim reporting period ending September 30, 2011 and the Company does not expect that this guidance will have an impact on its financial position, results of operations or cash flows as it is disclosure-only in nature.

3. Acquisitions

Klondyke

On June 30, 2010, we acquired Klondyke based in Phoenix, AZ, for a price of $17,000 ($15,157 net of cash acquired), plus the assumption of certain operating liabilities. Klondyke provides substation and transmission construction and maintenance services. Klondyke also constructs renewable energy generation facilities and provides civil related services. Klondyke's range of construction services complements our Western U.S. engineering capabilities and enables the continued expansion of our turnkey EPC (engineering, procurement and construction) services.

We completed our analysis of the valuation of the acquired assets and liabilities of Klondyke during the quarter ended December 31, 2010. The purchase price of $17,000 has been allocated to the assets acquired and liabilities assumed at the effective date of the acquisition based on estimated fair values as follows: $6,023 of tangible net assets and $6,300 in identifiable intangible assets, resulting in goodwill of approximately $4,677. The intangible assets recognized are attributable to customer relationships totaling $4,100, non-compete agreements with the seller totaling $1,600, and a trademark totaling $600 and are being amortized over fifteen, three and five years, respectively. All changes in goodwill for the year ended June 30, 2011 are related to purchase price allocation adjustments for Klondyke. The goodwill recognized is attributable primarily to expected synergies and the assembled workforce, and is expected to be amortizable for tax purposes.

The financial results of the operations of Klondyke have been included in our consolidated financial statements since the date of the acquisition. The following unaudited pro forma condensed statement of income data gives effect to the acquisition of Klondyke as if it had occurred on July 1, 2009. The pro forma results are not necessarily indicative of what actually would have occurred had the acquisition been in effect for the periods presented.

	Year ended June 30, 2010
Revenues	$ 533,367
Net loss	$ (13,593)
Basic loss per common share	$ (0.41)
Diluted loss per common share	$ (0.41)

Facilities Planning & Siting

On June 30, 2009, we acquired the assets of Facilities Planning & Siting, PLLC ("FPS"). FPS's civil engineers, Geographic Information Systems analysts, landscape architects and environmental experts, develop site plans for utilities, cooperatives and municipalities. The purchase price of approximately $2,384, including transaction costs, has been allocated to the assets acquired and liabilities assumed at the effective date of the acquisition based on estimated fair values as follows: $108 of tangible assets and $876 in identifiable intangible assets, resulting in goodwill of approximately $1,400. Approximately $1,100 of the goodwill is amortizable for tax purposes.

Energy Delivery Services

On September 1, 2008, we acquired substantially all of the assets of Shaw Energy Delivery Services, Inc. ("EDS") for $22,632 in cash, including transaction costs, plus the assumption of certain operating liabilities. This acquisition enabled Pike to expand its operations into engineering, design, procurement and construction management services and expand its geographic presence through engineering offices in the Southwest, Pacific Northwest, Northeast and Mid-Atlantic markets. In addition, the acquisition added talented workforce and equipment for transmission projects up to 345 kV with substation construction and engineering capabilities up to 500kV and an operational team focused on renewable energy projects.

The purchase price to acquire EDS, including transaction costs, has been allocated to the assets acquired and liabilities assumed at the effective date of the acquisition based on estimated fair values, as summarized in the following table.

Current assets	$ 18,629
Property and equipment	6,297
Customer relationships	2,800
Non-compete agreements	700
Deferred tax asset	2,855
Goodwill	10,321
Total assets acquired	41,602
Current liabilities	(16,103)
Non-current liabilities	(2,867)
Total liabilities assumed	(18,970)
Net assets	$ 22,632

The intangible asset related to customer relationships is being amortized over eight years. Intangible assets related to non-compete agreements with the seller and certain employees are being amortized over a weighted-average useful life of two years. Approximately $5,700 of the goodwill is amortizable for tax purposes.

The financial results of the operations of EDS have been included in our consolidated financial statements since the date of the acquisition. The following unaudited pro forma statement of operations data gives effect to the acquisition of EDS as if it had occurred at the beginning of each period presented. The pro forma results are not necessarily indicative of what actually would have occurred had the acquisition been in effect for the periods presented.

	Year ended June 30, 2009
Revenues	$ 631,524
Net income	$ 31,124
Basic earnings per common share	$ 0.94
Diluted earnings per common share	$ 0.92

4. Restructuring Expenses

During the second quarter of fiscal 2010, we initiated plans to implement cost restructuring measures in our distribution operations and support services. The cost restructuring initiatives included reductions in headcount, pay levels and employee benefits in distribution operations and support services, and the disposition of excess fleet assets. We made these changes in order to improve our efficiency and to attempt to align our costs with the current operating environment.

We recorded a pre-tax restructuring charge related to these measures of $8,945 comprised of $1,007 for severance and other termination benefits and a $7,938 non-cash writedown of fleet and other fixed assets to be disposed. The following table summarizes the restructuring activity during the year ended June 30, 2010:

Description	One-Time Employee Termination Benefits	Fixed Asset Writedowns	Total
Accrued restructuring balance as of June 30, 2009	$ —	$ —	$ —
Costs incurred and charged to expense	1,007	7,938	8,945
Cash payments	(1,007)	—	(1,007)
Non-cash settlement	—	(7,938)	(7,938)
Accrued restructuring balance as of June 30, 2010	$ —	$ —	$ —

As of June 30, 2010 we had received $4,351 in proceeds from the sale of assets written down in connection with the restructuring. The carrying value of the remaining assets to be disposed of in connection with the restructuring was $776 at June 30, 2010 and was included within prepaid expenses and other in the condensed consolidated balance sheets. We completed the disposition of substantially all of the remaining assets during 2011.

All cost restructuring measures in our distribution operations and support services were complete in 2010. Therefore, no activity was recorded during 2011.

5. Property and Equipment

Property and equipment is comprised of the following:

	Estimated Useful Lives in Years	June 30, 2011	June 30, 2010
Land	—	$ 2,971	$ 2,971
Buildings	15-39	26,783	26,716
Vehicles	5-12	229,208	229,034
Machinery and equipment	3-19	78,731	77,219
Office equipment, furniture and software	3-7	27,862	25,784
Total		365,555	361,724
Less: accumulated depreciation		(187,873)	(166,839)
Property and equipment, net		$ 177,682	$ 194,885

Depreciation expense for the years ended June 30, 2011, 2010, and 2009 was $33,559, $31,383, and $32,939, respectively.

Expenses for maintenance and repairs of property and equipment were $28,583, $27,883, and $34,609 for the years ended June 30, 2011, 2010, and 2009, respectively.

Amounts reported as loss on sale and impairment of property and equipment relate primarily to the sale of aging, damaged or excess fleet equipment. Assets held for sale are recorded at the lower of carrying value or fair value, less selling costs. Fair value for this purpose is generally determined based on prices in the used equipment market. The carrying value of assets held for sale was $168 and $898 at June 30, 2011 and 2010, respectively, and is included in prepaid expenses and other in the consolidated balance sheets. Substantially all of the assets held for sale at June 30, 2011 are expected to be sold in the next twelve months.

6. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for fiscal year 2010 and 2011 are as follows:

	Amount
Goodwill at June 30, 2009	$ 106,865
Acquisition of Klondyke and acquisition adjustments related to FPS	7,913
Goodwill at June 30, 2010	$ 114,778
Acquisition adjustments related to Klondyke	(3,885)
Goodwill at June 30, 2011	$ 110,893

We have recorded no impairment losses related to goodwill and have no intangibles with indefinite lives other than goodwill.

Other amortizable intangible assets are comprised of:

	Customer Relationships		Customer Arrangements		Non-Compete Agreements		Trademarks		Total	
	June 30,		June 30,		June 30,		June 30,		June 30,	
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Gross carrying value	$ 50,706	$ 48,106	$ 6,990	$ 6,990	$ 8,090	$ 6,990	$ 600	$ —	$ 66,386	$ 62,086
Accumulated amortization	(15,219)	(12,160)	(6,990)	(6,990)	(5,704)	(4,409)	(120)	—	(28,033)	(23,559)
Net intangible assets	$ 35,487	$ 35,946	$ —	$ —	$ 2,386	$ 2,581	$ 480	$ —	$ 38,353	$ 38,527

Amortization expense related to intangible assets for the years ended June 30, 2011, 2010, and 2009 was $4,474, $4,289, and $3,625, respectively.

Estimated future amortization expense related to intangible assets is as follows:

Years Ended June 30,	Amount
2012	$ 3,934
2013	3,995
2014	2,798
2015	2,688
2016	2,447
Thereafter	22,491
Total	$ 38,353

7. Debt

Debt consisted of the following at June 30, 2011 and 2010:

	June 30,	
	2011	2010
Revolving credit facility	$ —	$ —
Long-term debt:		
$300 million term loan	$ 63,088	$ 72,966
$150 million term loan	35,912	41,534
	99,000	114,500
Less: current portion	—	—
Long-term debt	$ 99,000	$ 114,500

On July 29, 2009, we entered into an amended and restated secured bank credit agreement ("Restated Credit Agreement") that replaced our prior credit facility ("Original Credit Facility"). The Restated Credit Agreement: (i) extended the maturity of the revolving facility from July 1, 2010 to July 1, 2012; (ii) increased availability under the revolving facility from $90,000 to $115,000; (iii) increased the interest rate on the revolving facility by 2.0%; (iv) increased the aggregate dollar limits on our ability to invest in joint ventures, transfer assets to foreign subsidiaries, make earn-out payments, use unsecured debt, lease equipment, repurchase debt, pay dividends and repurchase equity; and (v) increased the letter of credit limit from $50,000 to $90,000, with the addition of an additional $25,000 cash collateralized letter of credit facility at our option. The financial covenants in the credit facility remained unchanged in the Restated Credit Agreement.

On August 30, 2010, we entered into an amendment to the Restated Credit Agreement, which: (i) amended the required leverage ratio to be no more than 3.75 to 1.00 for the fiscal quarters ending June 30, 2010 through March 31, 2011 and 3.25 to 1.00 for the fiscal quarter ending June 30, 2011 and thereafter; (ii) waived non-compliance with the leverage ratio covenant prior to giving effect to the foregoing amendment with regard to the quarter ending June 30, 2010; and (iii) added Qualified Remedial Expenses (as defined in the first amendment) into the calculation of Consolidated EBITDA in the restated credit agreement. The Qualified Remedial Expenses are primarily related to a fiscal 2010 environmental matter, which has been settled, and for which expenses of $3,272 are included in costs of operations for the year ended June 30, 2010.

We paid and capitalized $3,842 of fees related to the Restated Credit Agreement that are being amortized on a straight-line basis as part of interest expense over the remaining term of the revolving facility. During the three months ended September 30, 2009, we immediately recognized expense for $112 in deferred loan costs associated with the Original Credit Facility, which was related to costs assigned to parties not involved in the amended revolving facility. In addition to the fees to be amortized related to our revolving credit facility, we continue to amortize, over the remaining term of the related debt using the effective-interest method, $13,071 in deferred loan costs related to the Original Credit Facility. At June 30, 2011 and 2010, accumulated amortization related to all deferred loan costs was $14,909 and $12,902, respectively.

In addition to the revolving facility, the Restated Credit Agreement includes a $300,000 term loan due July 1, 2012 and a $150,000 term loan due December 10, 2012, of which we had $99,000 and $114,500 outstanding at June 30, 2011 and 2010, respectively. The Restated Credit Agreement is secured by substantially all of our assets and contains a number of affirmative and restrictive covenants, including limitations on mergers, consolidations and dissolutions, sales of assets, investments and acquisitions, indebtedness, liens and restricted payments, and a requirement to maintain certain financial ratios. Pursuant to the terms of the Restated Credit Agreement, we may prepay any loans under the agreement in whole or in part without penalty.

The term loans bear interest at a variable rate at our option of either (a) the Alternate Base Rate, defined as the greater of the Prime Rate or the Federal Funds Effective Rate plus 0.50%, plus a margin ranging from 0.50% to 0.75% or (b) LIBOR plus a margin ranging from 1.50% to 1.75%. The margins are applied based on our leverage ratio, which is computed quarterly. At June 30, 2011, the LIBOR margin was 1.50%. At June 30, 2011, our interest rate for both term loans was 1.69%.

Advances made under the revolving facility bear interest at a variable rate at our election of either (a) the Alternate Base Rate as defined, plus a margin ranging from 2.50% to 3.00% or (b) LIBOR plus a margin ranging from 3.50% to 4.00%. The margins are applied based on our leverage ratio, which is computed quarterly. At June 30, 2011, the LIBOR margin was 3.50%. The borrowing availability under the revolving credit facility was $89,426 as of June 30, 2011 (after giving effect to outstanding standby letters of credit of $25,574). This borrowing availability is subject to, and potentially limited by, our compliance with the covenants of the Restated Credit Agreement, as amended. We are subject to a commitment fee of 0.75% and letter of credit fees between 3.75% and 4.25% based on our leverage ratio.

On August 24, 2011, we entered into a new $200,000 revolving credit facility that replaced our prior credit facility. Our new revolving credit facility matures in August 2015. We paid off outstanding term loans and borrowings on the revolver of our old senior credit facility upon entering into our new revolving credit facility. The obligations under our new revolving credit facility are unconditionally guaranteed by us and each of our existing and subsequently acquired or organized domestic and first-tier foreign subsidiaries and secured on a first-priority basis by security interests (subject to permitted liens) in substantially all assets owned by us and each of our subsidiaries, subject to limited exceptions.

Borrowings under the new revolving credit facility bear interest at a variable rate at our option of either (a) the Base Rate, defined as the greater of the Prime Rate, the Federal Funds Effective Rate plus 0.50% or LIBOR plus 1.0%, plus a margin ranging from 0.50% to 1.5% or (b) LIBOR plus a margin ranging from 2.00% to 3.00%. The margins are applied based on our leverage ratio, which is computed quarterly. We are subject to a commitment fee of 0.5% and letter of credit fees between 2.00% and 3.00% based on our leverage ratio. We are also subject to letter of credit fronting fees of 0.125% per annum for amounts available to be withdrawn. Total costs associated with the new revolving credit facility are approximately $1,800 including the commitment fee, which will be capitalized and amortized over the term of the debt using the effective interest method.

Our new revolving credit facility contains a number of other affirmative and restrictive covenants including limitations on dissolutions, sales of assets, investments, and indebtedness and liens. The credit facility also requires us to maintain: (i) a leverage ratio, which is the ratio of total debt to adjusted EBITDA (as defined in our senior credit facility; measured on a trailing four-quarter basis), of no more than 3.75 to 1.0 as of the last day of each fiscal quarter, declining to 3.50 on June 30, 2012 and declining to 3.00 on June 30, 2013 and thereafter, and (ii) a consolidated fixed charge coverage ratio (as defined in the revolving credit facility),of at least 1.25 to 1.0. We wrote-off approximately $1,700 of unamortized deferred loan costs as additional interest expense in August 2011 related to the old credit facility in connection with its termination at such time.

Effective May 2010, we entered into an interest rate swap agreement (the "May 2010 Swap") with a notional amount of $20,000. The May 2010 Swap has an effective date of May 13, 2010 and will expire on May 13, 2012. Under the May 2010 Swap, we paid a fixed rate of 1.1375% and received a rate equivalent to the thirty-day LIBOR, adjusted monthly.

Effective June 2010, we entered into an interest rate swap agreement (the "June 2010 Swap") with a notional amount of $20,000. The June 2010 Swap has an effective date of June 19, 2010 and will expire on June 19, 2012. Under the June 2010 Swap, we paid a fixed rate of 1.0525% and received a rate equivalent to the thirty-day LIBOR, adjusted monthly.

Cash paid for interest expense totaled $4,232, $6,223, and $7,982 for the years ended June 30, 2011, 2010, and 2009, respectively. Interest costs capitalized for the year ended June 30, 2011, 2010 and 2009 were $23, $259, and $232, respectively.

8. Derivative Instruments and Hedging Activities

All derivative instruments are recorded on the consolidated balance sheets at their respective fair values. Changes in fair value are recognized either in income or other comprehensive income (loss) ("OCI"), depending on whether the transaction qualifies for hedge accounting and, if so, the nature of the underlying exposure being hedged and how effective the derivatives are at offsetting price movements in the underlying exposure. The effective portions recorded in OCI are recognized in the statement of operations when the hedged item affects earnings.

We have used certain derivative instruments to enhance our ability to manage risk relating to diesel fuel and interest rate exposure. Derivative instruments are not entered into for trading or speculative purposes. We document all relationships between derivative instruments and related items, as well as our risk-management objectives and strategies for undertaking various derivative transactions.

Interest Rate Risk

We are exposed to market risk related to changes in interest rates on borrowings under our senior credit facility, which bears interest based on LIBOR, plus an applicable margin dependent upon our total leverage ratio. We use derivative financial instruments to manage exposure to fluctuations in interest rates on our senior credit facility.

Effective December 2007, we entered into two interest rate swap agreements (the "2007 Swaps") with a total notional amount of $100,000 to help manage a portion of our interest risk related to our floating-rate debt interest risk. The 2007 Swaps expired in December 2009. Under both 2007 Swap agreements, we paid a fixed rate of 3.99% and received a rate equivalent to the thirty-day LIBOR, adjusted monthly. The 2007 swaps qualified for hedge accounting and were designated as cash flow hedges. There was no hedge ineffectiveness for the 2007 Swaps for the fiscal year ended June 30, 2009.

Effective May 2010, we entered into an interest rate swap agreement (the "May 2010 Swap") with a notional amount of $20,000 to help manage a portion of our interest risk related to our floating-rate debt interest risk. The May 2010 Swap will expire in May 2012. Under the May 2010 Swap agreement, we paid a fixed rate of 1.1375% and received a rate equivalent to the thirty-day LIBOR, adjusted monthly. The May 2010 swap qualified for hedge accounting and was designated as a cash flow hedge. There was no hedge ineffectiveness for the May 2010 Swap for the fiscal years ended June 30, 2011 or 2010.

Effective June 2010, we entered into an interest rate swap agreement (the "June 2010 Swap") with a notional amount of $20,000 to help manage a portion of our interest risk related to our floating-rate debt interest risk. The June 2010 Swap will expire in June 2012. Under the June 2010 Swap agreement, we paid a fixed rate of 1.0525% and received a rate equivalent to the thirty-day LIBOR, adjusted monthly. The June 2010 swap qualified for hedge accounting and was designated as a cash flow hedge. There was no hedge ineffectiveness for the June 2010 Swap for the fiscal years ended June 30, 2011 or 2010.

The net derivative income (loss) recorded in OCI will be reclassified into earnings over the term of the underlying cash flow hedge. The amount that will be reclassified into earnings will vary depending upon the movement of the underlying interest rates. As interest rates decrease, the charge to earnings will increase. Conversely, as interest rates increase, the charge to earnings will decrease.

Diesel Fuel Risk

We have a large fleet of vehicles and equipment that primarily uses diesel fuel. As a result, we have market risk for changes in diesel fuel prices. If diesel prices rise, our gross profit and operating income (loss) could be negatively affected due to additional costs that may not be fully recovered through increases in prices to customers.

We periodically enter into diesel fuel swaps to decrease our price volatility. As of June 30, 2011, we had hedged approximately 56% of our next 12 months of projected diesel fuel purchases at prices ranging from $3.00 to $3.99 per gallon. We are not currently utilizing hedge accounting for any active diesel fuel derivatives.

Balance Sheet and Statement of Operations Information

The fair value of derivatives at June 30, 2011 and 2010 is summarized in the following table:

		Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	**Fair Value at June 30, 2011**	**Fair Value at June 30, 2010**	**Fair Value at June 30, 2011**	**Fair Value at June 30, 2010**
Derivatives designated as hedging instruments under U.S. GAAP:					
Interest rate swaps	Accrued expenses and other	$ —	$ —	$ 291	$ 245
Total derivatives designated as hedging instruments under U.S. GAAP		$ —	$ —	$ 291	$ 245
Derivatives not designated as hedging instruments under U.S. GAAP:					
Diesel fuel swaps (gross) (1)	Prepaid expenses and other	$ 888	$ 169	$ —	$ —
Diesel fuel swaps (gross) (1)	Accrued expenses and other	—	—	—	166
Total derivatives not designated as hedging instruments under U.S. GAAP		$ 888	$ 169	$ —	$ 166
Total derivatives		$ 888	$ 169	$ 291	$ 411

(1) The fair values of asset and liability derivatives with the same counterparty are netted on the balance sheet.

The effects of derivative instruments, net of tax, on the consolidated statements of operations for the fiscal years ended June 30, 2011 and 2010 are summarized in the following tables:

Derivatives designated as cash flow hedging instruments under U.S. GAAP:

For the Year Ended June 30,	Amount of Gain (Loss) Recognized in OCI (Effective Portion)		Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Loss)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Loss)	
	2011	2010		2011	2010
Interest rate swaps	$ (36)	$ 967	Interest expense	$ (206)	$ (1,077)
Totals	$ (36)	$ 967		$ (206)	$ (1,077)

Derivatives not designated as cash flow hedging instruments under U.S. GAAP:

For the Year Ended June 30,	Location of Gain (Loss) Recognized in Income (Loss)	Amount of Gain (Loss) Recognized in Income (Loss)	
		2011	2010
Diesel fuel swaps	Cost of operations	$ 884	$ 317
Total		$ 884	$ 317

During the years ended June 30, 2011, 2010, and 2009, we had no cash flow hedge ineffectiveness.

For the years ended June 30, 2011, 2010, and 2009, there were no reclassifications to earnings due to hedged firm commitments no longer deemed probable or due to hedged forecasted transactions that had not occurred by the end of the originally specified time period.

Accumulated OCI

For the interest rate swaps, the following table summarizes the net derivative gains or losses, net of taxes, deferred into accumulated OCI and reclassified to income (loss) for the periods indicated below.

	For the Year Ended June 30,	
	2011	2010
Net accumulated derivative loss deferred at beginning of period	$ (142)	$ (1,109)
Deferral of net derivative loss in accumulated other comprehensive loss	(242)	(110)
Reclassification of net derivative loss against income	206	1,077
Net accumulated derivative loss deferred at end of period	$ (178)	$ (142)

At June 30, 2011 and June 30, 2010, accumulated OCI associated with interest rate swaps qualifying for hedge accounting treatment was ($178) and ($142), respectively, net of income tax effects. At June 30, 2011 and 2010, there was no accumulated OCI associated with diesel fuel swaps as we are not utilizing hedge accounting for any such swaps.

The estimated net amount of the existing losses in OCI at June 30, 2011 expected to be reclassified into net income (loss) over the next twelve months is approximately $150. This amount was computed using the fair value of the cash flow hedges at June 30, 2011 and will differ from actual reclassifications from OCI to net income (loss) during the next twelve months.

9. Comprehensive Income (Loss)

The components of comprehensive income (loss) were as follows for the periods presented:

	For the Year Ended June 30,			
	2011		2010	
Net income (loss)	$	1,401	$	(13,459)
Change in fair value of interest rate cash flow hedges, net of income taxes of ($23) and $615, respectively		(36)		967
Comprehensive income (loss)	$	1,365	$	(12,492)

10. Fair Value Measurements

Fair value rules currently apply to all financial assets and liabilities and for certain nonfinancial assets and liabilities that are required to be recognized or disclosed at fair value. For this purpose, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

- Level 1 — Valuations based on quoted prices in active markets for identical instruments that we are able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 — Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

As of June 30, 2011 and 2010, we held certain items that are required to be measured at fair value on a recurring basis. These included interest rate derivative instruments and diesel fuel derivative instruments. Derivative instruments are used to hedge a portion of our diesel fuel costs and our exposure to interest rate fluctuations. These derivative instruments currently consist of swaps only. See Note 8 for further information on our derivative instruments and hedging activities.

Our interest rate derivative instruments and diesel fuel derivative instruments consist of over-the-counter contracts, which are not traded on a public exchange. The fair values for our interest rate swaps and diesel fuel swaps are based on current settlement values and represent the estimated amount we would have received or paid upon termination of these agreements. The fair values are derived using pricing models that rely on market observable inputs such as yield curves and commodity forward prices, and therefore are classified as Level 2. We also consider counterparty credit risk in our determination of all estimated fair values. We have consistently applied these valuation techniques in all periods presented.

At June 30, 2011 and June 30, 2010, the carrying amounts and fair values for our interest rate swaps and diesel fuel swaps were as follows:

Description	June 30, 2011	Level 1	Level 2	Level 3
Asset:				
Diesel fuel swap agreements	$ 888	$ —	$ 888	$ —
Liability:				
Interest rate swap agreements	(291)	—	(291)	—
Total	$ 597	$ —	$ 597	$ —

Description	June 30, 2010	Level 1	Level 2	Level 3
Asset:				
Diesel fuel swap agreements	$ 169	$ —	$ 169	$ —
Liability:				
Diesel fuel swap agreements	(166)	—	(166)	—
Interest rate swap agreements	(245)	—	(245)	—
Total	$ (242)	$ —	$ (242)	$ —

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair values due to the short-term nature of these instruments. The carrying value of our debt approximates fair value based on the market-determined, variable interest rates.

Assets and liabilities that are measured at fair value on a nonrecurring basis include assets held for sale and termination benefits to be paid in connection with our restructuring plans (Note 4). Assets held for sale are valued using Level 2 inputs, primarily observed prices for similar assets in the used equipment market. Liabilities measured and recorded for termination benefits are based on the estimated ultimate payment amounts, which approximate fair value as determined using Level 3 inputs.

11. Income Taxes

Income tax expense consisted of the following:

	Years Ended June 30,		
	2011	2010	2009
Current	$ 1,389	$ (2,056)	$ 19,023
Deferred	174	(6,506)	(389)
Total	$ 1,563	$ (8,562)	$ 18,634

In assessing the value of deferred tax assets, the Company considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the availability of taxable income in carryback periods, the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon these considerations, the Company provides a valuation allowance to reduce the carrying value of certain of its deferred tax assets to their net expected realizable value, if applicable. The Company has concluded that no valuation allowance is required for deferred tax assets at June 30, 2011 and June 30, 2010, respectively. Significant components of our deferred tax liabilities and assets are as follows:

	June 30, 2011	June 30, 2010
Deferred tax liabilities:		
Tax over book depreciation	$ (49,547)	$ (51,260)
Tax over book amortization	(7,887)	(8,858)
Other	(1,653)	(942)
Total deferred tax liabilities	(59,087)	(61,060)
Deferred tax assets:		
Deferred compensation	2,381	2,283
Self-insurance accruals	7,887	9,945
Accrued vacation	2,399	2,109
Other	8,210	9,079
Total deferred tax assets	20,877	23,416
Net deferred tax liabilities	$ (38,210)	$ (37,644)

The differences between the income tax expense and the amounts computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

	Years Ended June 30, 2011		2010		2009	
Computed tax at federal statutory rate	$ 1,037	35.0%	$ (7,707)	-35.0%	$ 17,571	35.0%
State income taxes, net of federal expense (benefit)	308	10.4%	(1,028)	-4.7%	1,799	3.6%
Other	218	7.4%	173	0.8%	(736)	-1.5%
Net income tax expense (benefit)	$ 1,563	52.8%	$ (8,562)	-38.9%	$ 18,634	37.1%

Cash paid for income taxes totaled $5,414, $556 and $20,203 for the years ended June 30, 2011, 2010 and 2009, respectively.

We have recorded a liability for unrecognized tax benefits related to tax positions taken on various income tax returns. If recognized, the entire amount of unrecognized benefits would impact our effective tax rate.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	Years Ended June 30, 2011	2010	2009
Beginning of year	$ 146	$ 146	$ 558
Increases related to tax positions taken in a prior period	—	—	75
Decreases related to tax positions taken in a prior period	—	—	(120)
Decreases relating to settlements with taxing authorities	—	—	(367)
End of year	$ 146	$ 146	$ 146

Effective income tax rates of 52.8% and (38.9%) for the years ended June 30, 2011 and June, 2010, respectively, varied from the statutory federal income tax rate of 35% due to several factors, including state income taxes, changes in permanent differences primarily related to Internal Revenue Code Section 162(m) deduction limitations for compensation and meals and entertainment for fiscal 2011, and the relative size of our consolidated income (loss) before income taxes.

The Internal Revenue Service has completed its examination of our federal income tax returns through the year ended June 30, 2007. With few exceptions, our state income tax returns are subject to examination for the year ended June 30, 2006 and forward.

We have elected to recognize interest and penalties related to income tax matters in the income tax provision. Interest and penalties were minor for all periods presented, and as of June 30, 2011 and 2010, there were no significant amounts accrued for interest or penalties related to uncertain tax positions.

12. Employee Benefit Plans and Other Postretirement Benefits

We sponsor a defined contribution plan that covers all full-time employees who have completed a minimum of two months of employment. Contributions relating to the defined contribution plan will be made based upon the plan's provisions. Additional amounts may be contributed at the option of our board of directors. Our contributions were $1,898, $1,872, and $2,084 for the years ended June 30, 2011, 2010, and 2009, respectively.

We also maintain a postretirement plan that provides health benefits and certain other benefits for certain retired officers who retire on or after age 55 with at least 10 years of continuous service. We intend to maintain the insurance for all of the officers during their eligible retirement years. We retain the right to modify or eliminate these benefits. The liability for these benefits totaled $2,090 and $1,380 as of June 30, 2011 and 2010, respectively.

13. Stock-Based Compensation

Overview

In connection with our initial public offering, we adopted the 2005 Omnibus Compensation Plan (the "2005 Plan") in July 2005. We adopted the 2008 Omnibus Compensation Plan (the "2008 Plan" and, together with the 2005 Plan, the "Omnibus Plans") in fiscal year 2008 in anticipation of future compensation-related equity awards. The Omnibus Plans authorize our Board of Directors to grant various types of awards to directors, officers, employees and consultants, including stock options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, nonqualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance units, cash incentive awards, deferred share units and other equity-based or equity-related awards. To date all equity awards under the Omnibus Plans have consisted of nonqualified stock options, restricted stock and restricted stock units.

Subject to adjustment as provided below, the aggregate number of shares of common stock that may be issued pursuant to awards granted under the 2005 Plan is 1,750, of which the maximum number of shares that may be delivered pursuant to incentive stock options granted and restricted stock awards is 500 and 450, respectively. Subject to adjustment as provided below, the aggregate number of shares of common stock that may be issued pursuant to awards granted under the 2008 Plan is 2,500, of which the maximum number of shares that may be delivered pursuant to incentive stock options granted and restricted stock awards is 500 and 500, respectively. We have a policy of issuing new shares to satisfy option exercises.

Under both Omnibus Plans, the maximum number of shares of common stock with respect to which awards may be granted to any eligible individual in any fiscal year is 600. If an award granted under either Omnibus Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by the forfeited, expired, terminated or canceled award will again be available to be delivered pursuant to awards under the applicable Omnibus Plan.

We also maintain two stock option plans that were adopted in 2002 (the "2002 Plans"), under which stock options were granted to key employees, officers and directors. Option grants under the 2002 Plans were at a price of no less than the fair market value of the underlying stock at the date of grant, generally vest over a four-year period, and have a term of ten years. We do not intend to make additional grants under the 2002 Plans.

We recorded non-cash expense related to our stock-based compensation plans of $4,102, $4,836, and $3,437 for the years ended June 30, 2011, 2010, and 2009, respectively, all of which is included in general and administrative expenses in the consolidated statements of operations. The total income tax benefit associated with non-cash stock compensation expense was $1,602, $1,889, and $1,342 for the years ended June 30, 2011, 2010, and 2009, respectively. As of June 30, 2011, there were 1,461 shares available for future issuance under our stock-based compensation plans.

Stock Options

For purposes of determining compensation expense for stock option awards, the fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The key assumptions used in the Black-Scholes model for options granted during fiscal 2011, 2010 and 2009 were as follows:

	Years ended June 30,		
	2011	**2010**	**2009**
Dividend yield	—	—	—
Risk-free interest rate	1.26% - 2.54%	2.65% - 2.74%	1.87% - 3.00%
Expected volatility	0.41 - 0.44	0.45	0.38
Expected life	5.5 - 6.5 years	6.0 - 6.5 years	6.0 years

The dividend yield assumption is based on our current intent not to issue dividends. The risk-free interest rate is based on the U.S. Treasury rate for the expected life at the time of grant. As of July 1, 2010, we began to use our historical volatility as a basis for our expected volatility. Prior to that, we had limited trading history beginning July 27, 2005 and had based our expected volatility on the average long-term historical volatilities of peer companies. We are using the "simplified method" to calculate expected holding periods, which represents the period of time that options granted are expected to be outstanding. We will continue to use this method until we have sufficient historical exercise experience to give us confidence that our calculations based on such experience will be reliable.

A summary of stock option activity for the year ended June 30, 2011, is presented as follows:

	Options	**Weighted Average Exercise Price**	**Weighted Average Remaining Life (years)**	**Aggregate Intrinsic Value**
Options outstanding, June 30, 2010	3,349	$ 10.33		
Exercised	(41)	$ 4.90		
Forfeited	(122)	$ 14.24		
Granted	413	$ 9.26		
Options outstanding, June 30, 2011	3,599	$ 10.14	4.9	$ 5,119
Options vested and expected to vest, June 30, 2011	3,536	$ 10.13	4.8	$ 5,113
Options exercisable, June 30, 2011	2,743	$ 5.25	2.3	$ 5,037

The weighted-average grant-date fair value of options granted during fiscal 2011, 2010, and 2009 was $4.16, $5.33, and $4.19, respectively. The total intrinsic value of options exercised during fiscal 2011, 2010, and 2009 was $206, $3, and $415, respectively. The total fair value of shares vested during fiscal 2011, 2010, and 2009 was $4,249, $3,620, and $5,284, respectively.

As of June 30, 2011, there was $2,833 of unrecognized compensation expense related to outstanding stock options which is expected to be recognized over a weighted-average period of 2.1 years.

Cash received from option exercises for the years ended June 30, 2011, 2010, and 2009 was $201, $16, and $242, respectively. The actual tax benefit realized from option exercises totaled $81, $1, and $225 for the years ended June 30, 2011, 2010, and 2009, respectively.

Other Stock-Based Compensation

A summary of restricted stock activity for the year ended June 30, 2011 is presented below:

	Shares	Weighted Average Grant-Date Fair Value
Non-vested shares, June 30, 2010	537	$ 12.62
Granted	234	$ 8.31
Vested	(306)	$ 12.64
Forfeited	(11)	$ 13.20
Non-vested shares, June 30, 2011	454	$ 10.37

The fair value of restricted stock awards is estimated based on the average of our high and low stock price on the date of grant, and, for the purposes of expense recognition, the total new number of shares expected to vest is adjusted for estimated forfeitures. As of June 30, 2011, there was $2,716 of unrecognized compensation expense related to non-vested restricted stock which is expected to be recognized over a weighted-average period of 2.0 years. The total fair value of shares vested during the years ended June 30, 2011, 2010, and 2009 was $2,590, $1,019, and $149, respectively.

Employee Stock Purchase Plan

In September 2005, we adopted an Employee Stock Purchase Plan (the "ESPP") that was approved by stockholders in December 2005. Under the ESPP, shares of our common stock are purchased during offerings commencing on January 1 of each year. The first offering period under the ESPP commenced on January 1, 2006. Shares are purchased at three-month intervals at 95% of the fair market value on the last trading day of each three-month purchase period. Employees may purchase shares having a value not exceeding 20% of their annual compensation, or $25, whichever is less. During the fiscal year ended June 30, 2011, employees purchased 57 shares at an average price of $8.05 per share. During the fiscal year ended June 30, 2010, employees purchased 53 shares at an average price of $9.41 per share. During the fiscal year ended June 30, 2009, employees purchased 51 shares at an average price of $11.10 per share. At June 30, 2011, there were 237 shares of common stock reserved for future issuance under the ESPP.

14. Earnings (Loss) Per Share

The following table sets forth the calculations of basic and diluted earnings per share:

	Years Ended June 30,		
	2011	2010	2009
Basic:			
Net income (loss)	$ 1,401	$ (13,459)	$ 31,569
Weighted average common shares	33,399	33,132	33,023
Basic earnings (loss) per share	$ 0.04	$ (0.41)	$ 0.96
Diluted:			
Net income (loss)	$ 1,401	$ (13,459)	$ 31,569
Weighted average common shares	33,399	33,132	33,023
Potential common stock arising from stock options and restricted stock	597	—	718
Weighted average common shares — diluted	33,996	33,132	33,741
Diluted earnings (loss) per share	$ 0.04	$ (0.41)	$ 0.94

All outstanding options and restricted stock awards were excluded from the calculation of diluted earnings per share for the fiscal year ended June 30, 2010, because their effect would have been anti-dilutive. Outstanding options and restricted stock awards equivalent to 2,112 and 1,465 shares of common stock were excluded from the calculation of diluted earnings per share for the years ended June 30, 2011 and 2009, respectively, because their effect would have been anti-dilutive.

15. Leases

We lease various technology hardware; real estate used as engineering offices, satellite offices or storage facilities; various vehicles and equipment; and two airplanes under operating leases with terms ranging from one to ten years. We also rent various vehicles and equipment on short-term, month-to-month lease agreements. Many of these leases have automatic renewal features and we have no material escalation clauses. At June 30, 2011, the future minimum lease payments under the operating leases are as follows:

2012	$	8,305
2013		6,451
2014		5,867
2015		4,585
2016		3,762
Thereafter		4,578
	$	33,548

Rent expense related to operating leases was approximately $8,042, $7,653, and $4,986 for the years ended June 30, 2011, 2010, and 2009, respectively. We do not have any leases that are classified as capital leases for any of the periods presented in these financial statements.

16. Deferred Compensation

In March 2011, we established a new deferred compensation plan for the purpose of providing certain employees with the opportunity to defer certain payments of base salary and annual bonuses, and receive employer contributions, in accordance with the terms and provisions of the plan agreement. Amounts deferred under this plan by an employee will not be taxable to the employee for income tax purposes until the time actually received by the employee. We consider disclosures related to these benefits immaterial to the consolidated financial statements and related notes.

In connection with the acquisition of Red Simpson, Inc. on July 1, 2004, we agreed to pay, as part of the purchase price, $26,000 in deferred compensation over a two-year period. We also agreed to pay an additional $29,100 in deferred compensation over four years if the employees continued their employment.

In May 2005, the deferred compensation plan was amended to eliminate the future service requirement and fully vest the benefits under the plan. The amendment provides that, if an employee continues to be employed, dies, becomes disabled, retires, or is terminated for other than "cause" as defined in the amendment, the amounts under the deferred compensation plan will be paid out in accordance with the original four-year payment term. Generally under the amendment, if an employee voluntarily terminates or is terminated for cause, then any remaining unpaid amounts under the deferred compensation plan are paid out on the fifteenth anniversary (2019) of the initial payment date plus interest. The interest rate is to be determined by us based upon a risk-free interest rate plus a margin reflecting an appropriate risk premium. Generally under the amendment, if an employee is terminated for "specified cause," as defined in the amendment, then all unpaid amounts under the deferred compensation plan are forfeited.

Accretion of interest on deferred compensation liabilities was $296, $282, and $725 for the years ended June 30, 2011, 2010, and 2009, respectively, and is included in interest expense on the consolidated statements of operations.

The following table sets forth the approximate amounts of deferred compensation remaining to be paid in each of the five years ended June 30 and thereafter:

2012	—
2013	1,659
2014	—
2015	—
2016	—
Thereafter	6,602
Total	8,261
Less amount representing interest	(2,121)
Present value of expected payments	6,140
Less current portion	—
Deferred compensation, net of current portion	$ 6,140

17. Financial Instruments

Concentrations of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts. Due to the high-credit quality of our customers, credit risk relating to accounts receivable is limited and credit losses have generally been within management's estimates. We perform periodic credit evaluations of our customers' financial condition, but generally do not require collateral. Duke Energy accounted for approximately 20%, 22%, and 20% of our total revenues for fiscal 2011, 2010, and 2009, respectively. The planned merger of Duke Energy and Progress Energy would increase our concentration with one customer. Approximately 26.4%, 29.1%, and 22.5% of our fiscal 2011, 2010, and 2009 revenues, respectively, were provided to Duke Energy and Progress Energy. We had accounts receivable from one customer of $10,138 at June 30, 2011. We had accounts receivable from two customers of $6,886 and $5,823, respectively, at June 30, 2010.

At June 30, 2011 and 2010, we had cash in excess of federally insured limits on deposit with financial institutions of approximately $3,068 and $8,398, respectively.

Off-Balance Sheet Risk

For June 30, 2011 and 2010, we had letters of credit outstanding totaling $25,574 and $24,640, respectively, as required by our workers' compensation, general liability and vehicle liability insurance providers and to the surety bond holder.

18. Related Party Transactions and Agreements

Stockholders' Agreement

We, LGB Pike II LLC, a company affiliated with Lindsay Goldberg, and certain other stockholders, including certain of our executive officers, are parties to a stockholders' agreement dated April 18, 2002, as amended, which provides such stockholders registration rights for the shares of our common stock they hold. Specifically, each of the stockholders party to the stockholders' agreement has "piggyback" registration rights where, if we propose to register any of our securities for sale for our own account, other than a registration in connection with an employee benefit or similar plan or an acquisition or an exchange offer, we will be required to provide them the opportunity to participate in such registration. In addition to its piggyback registration rights, LGB Pike II LLC and its affiliates have the right to require us to file registration statements, or "demand registrations," covering shares of our common stock that they hold. On September 7, 2006, we filed a registration statement registering the resale of 8,000,000 shares of our common stock held by LGB Pike II LLC, which was declared effective by the SEC on September 20, 2006. The stockholders' agreement also requires LGB Pike II LLC and its affiliates to vote their shares of our common stock for J. Eric Pike to be a member of our board of directors for so long as he is our Chief Executive Officer and controls at least 1,321,965 shares of the Company's common stock.

19. Commitments and Contingencies

Legal Proceedings

We are from time to time a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. These actions typically seek, among other things: (a) compensation for alleged personal injury, workers' compensation, employment discrimination, breach of contract, property damage, (b) punitive damages, civil penalties or other damages, or (c) injunctive or declaratory relief. With respect to all such lawsuits, claims and proceedings, we accrue reserves when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We do not believe that any of these proceedings, individually or in the aggregate, would be expected to have a material adverse effect on our results of operations, financial position or cash flows.

Purchase Obligations

As of June 30, 2011, we had $16,664 in purchase obligations related to materials and subcontractor services for customer contracts, all of which are expected to be completed within 12 months.

Performance Bonds and Parent Guarantees

In the ordinary course of business, we are required by certain customers to post surety or performance bonds in connection with services that we provide to them. These bonds provide a guarantee to the customer that we will perform under the terms of a contract and that we will pay subcontractors and vendors. If we fail to perform under a contract or to pay subcontractors and vendors, the customer may demand that the surety make payments or provide services under the bond. We must reimburse the surety for any expenses or outlays it incurs. As of June 30, 2011, we had $138,972 in surety bonds outstanding, and we also had provided collateral in the form of letters of credit to sureties in the amount of $2,000. To date, we have not been required to make any reimbursements to our sureties for bond-related costs. We believe that it is unlikely that we will have to fund significant claims under our surety arrangements in the foreseeable future. Pike Electric Corporation, from time to time, guarantees the obligations of its wholly owned subsidiaries, including obligations under certain contracts with customers.

Collective Bargaining Agreements

With the acquisition of Klondyke (Note 3), we are now party to various collective bargaining agreements with various unions representing craftworkers performing field construction operations. The agreements require Klondyke to pay specified wages, provide certain benefits to Klondyke's union employees and contribute certain amounts to multi-employer pension plans and employee benefit trusts. If Klondyke withdrew from, or otherwise terminated participation in, one or more multi-employer pension plans or the plans were to otherwise become underfunded, Klondyke could be assessed liabilities for additional contributions related to the underfunding of these plans. The collective bargaining agreements expire at various times and have typically been renegotiated and renewed on terms similar to the ones contained in the expiring agreements.

Indemnities

We generally indemnify our customers for the services we provide under our contracts, as well as other specified liabilities, which may subject us to indemnity claims and liabilities and related litigation. As of June 30, 2011, we do not believe that any future indemnity claims against us would have a material adverse effect on our results of operations, financial position or cash flows.

20. Quarterly Data — Unaudited

The following table presents the quarterly operating results for the years ended June 30, 2011 and 2010:

	Quarter Ended			
	September 30,	December 31,	March 31,	June 30,
Fiscal 2011:				
Revenues	$ 128,759	$ 148,563	$ 153,825	$ 162,712
Gross profit	11,723	16,638	16,409	23,174
Net (loss) income (1)	(2,290)	1,021	620	2,050
Basic (loss) income per share	$ (0.07)	$ 0.03	$ 0.02	$ 0.06
Diluted (loss) income per share	$ (0.07)	$ 0.03	$ 0.02	$ 0.06
Fiscal 2010:				
Revenues	$ 127,220	$ 135,198	$ 120,931	$ 120,735
Gross profit	11,695	16,936	10,431	8,705
Net loss (2)	(2,705)	(4,703)	(2,031)	(4,020)
Basic loss per share	$ (0.08)	$ (0.14)	$ (0.06)	$ (0.12)
Diluted loss per share	$ (0.08)	$ (0.14)	$ (0.06)	$ (0.12)

(1) In the first quarter of fiscal 2011, we recorded an approximately $2,000 reduction of costs and estimated earnings in excess of billings (Note 1).

(2) In the second quarter of fiscal 2010, we recorded restructuring expenses of $8,924 (Note 4).

Earnings per share amounts for each quarter are required to be computed independently. As a result their sum may not equal the total year basic and diluted earnings per share.

21. Subsequent Events

On August 1, 2011, we completed the acquisition of Pine Valley Power, Inc ("Pine Valley"), a privately-held company located in Bluffdale, Utah, for $25,535, net of cash acquired of $465. The funding for the purchase consisted of cash from operations and cash borrowed under our revolving credit facility totaling $6,900 and $10,000, respectively, and the issuance of 982,669 shares of the Company's stock having an aggregate value of $9,100, subject to a working capital adjustment. Pine Valley provides construction and maintenance services to the transmission and distribution, renewable energy, industrial water and mining industries. With the acquisition of Pine Valley, we are party to various collective bargaining agreements with various unions representing craftworkers performing field construction operations similar to Klondyke's operations discussed in Note 19.

On August 24, 2011, we entered into a new $200,000 revolving credit facility that replaced our prior credit facility. Our new revolving credit facility matures in August 2015. We repaid outstanding term loans and borrowings on the revolver of our old senior credit facility upon entering into our new revolving credit facility. The obligations under our new revolving credit facility are unconditionally guaranteed by us and each of our existing and subsequently acquired or organized domestic and first-tier foreign subsidiaries and secured on a first-priority basis by security interests (subject to permitted liens) in substantially all assets owned by us and each of our subsidiaries, subject to limited exceptions.

Borrowings under the new revolving credit facility bear interest at a variable rate at our option of either (a) the Base Rate, defined as the greater of the Prime Rate, the Federal Funds Effective Rate plus 0.50% or LIBOR plus 1.0%, plus a margin ranging from 0.50% to 1.5% or (b) LIBOR plus a margin ranging from 2.00% to 3.00%. The margins are applied based on our leverage ratio, which is computed quarterly. We are subject to a commitment fee of 0.5% and letter of credit fees between 2.00% and 3.00% based on our leverage ratio. We are also subject to letter of credit fronting fees of 0.125% per annum for amounts available to be withdrawn. Total costs associated with the new revolving credit facility are approximately $1,800 including the commitment fee, which will be capitalized and amortized over the term of the debt using the effective interest method.

Our new revolving credit facility contains a number of other affirmative and restrictive covenants including limitations on dissolutions, sales of assets, investments, and indebtedness and liens. Our credit facility includes a requirement that we maintain: (i) a leverage ratio, which is the ratio of total debt to adjusted EBITDA (as defined in our senior credit facility; measured on a trailing four-quarter basis), of no more than 3.75 to 1.0 as of the last day of each fiscal quarter, declining to 3.50 on June 30, 2012 and declining to 3.00 on June 30, 2013 and thereafter, and (ii) a consolidated fixed charge coverage ratio (as defined in the revolving credit facility),of at least 1.25 to 1.0. We also wrote-off approximately $1,700 of unamortized deferred loan costs as additional interest expense related to the old credit facility in August 2011.

ITEM 9. ***CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE***

There are no changes in accountants or disagreements with accountants on accounting principles and financial disclosures required to be disclosed in this Item 9.

ITEM 9A. ***CONTROLS AND PROCEDURES***

As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of our management, including the chief executive officer ("CEO"), and chief financial officer ("CFO"), of the effectiveness of the design and operation of our "disclosure controls and procedures" (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act")) pursuant to Rule 13a-15(b) of the Exchange Act. Based on that evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures are effective for the purpose of providing reasonable assurance that the information required to be disclosed in the reports we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosures.

See page 38 for "Management's Report on Internal Control over Financial Reporting." See page 40 for the "Report of Independent Registered Public Accounting Firm."

There has been no change in our internal control over financial reporting during the fourth quarter of fiscal 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. ***OTHER INFORMATION***

Not applicable.

Part III

ITEM 10. ***DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE***

For information with respect to our executive officers, see "Executive Officers" section of the Proxy Statement for the 2011 Annual Meeting of Stockholders, which is incorporated herein by reference. For information with respect to our Directors, see the "Proposal 1 — Election of Directors" section of the Proxy Statement for the 2011 Annual Meeting of Stockholders, which is incorporated herein by reference. For information with respect to Section 16 reports, see the "Section 16(a) Beneficial Ownership Reporting Compliance" section of the Proxy Statement for the 2011 Annual Meeting of Stockholders, which is incorporated herein by reference. For information with respect to the Audit Committee of the Board of Directors, see the "Corporate Governance — Board Committees" section of the Proxy Statement for the 2011 Annual Meeting of Stockholders, which is incorporated herein by reference.

We have adopted a written code of conduct, which is intended to qualify as a "code of ethics" within the meaning of Item 406 of Regulation S-K of the Exchange Act (the "Code of Ethics"). The Code of Ethics applies to our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer and any other person performing similar functions. The Code of Ethics is available on our website at www.pike.com. We intend to disclose any substantive amendments to, or waivers from, our Code of Ethics on our website or in a report on Form 8-K. We have filed as exhibits to this Form 10-K the officer certifications required by Section 302 of the Sarbanes-Oxley Act, and we submitted the required annual CEO certification to the NYSE in fiscal 2011 without any qualifications.

There have been no material changes to the procedures through which stockholders may recommend nominees to our Board of Directors since October 20, 2010, which is the date of our last proxy statement.

ITEM 11. *EXECUTIVE COMPENSATION*

For information with respect to executive and director compensation, see the "Compensation Discussion and Analysis," "Executive Compensation Tables," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report" and "Director Compensation" sections of the Proxy Statement for the 2011 Annual Meeting of Stockholders, which are incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

For information with respect to security ownership of certain beneficial owners and management, see the "Principal Stockholders" section of the Proxy Statement for the 2011 Annual Meeting of Stockholders, which is incorporated herein by reference. For information with respect to securities authorized for issuance under equity compensation plans, see the "Equity Compensation Plan Information" section of the Proxy Statement for the 2011 Annual Meeting of Stockholders, which is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

For information with respect to certain relationships and related transactions, see the "Related Party Transactions" and "Policy for Review of Related Person Transactions" sections of the Proxy Statement for the 2011 Annual Meeting of Stockholders, which are incorporated herein by reference. For certain information with respect to director independence, see the disclosures in the "Corporate Governance — Director Independence" section of the Proxy Statement for the 2011 Annual Meeting of Stockholders regarding director independence, which is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

For information with respect to principal accountant fees and services, see the "Ratification of Appointment of Independent Registered Public Accounting Firm" section of the Proxy Statement for the 2011 Annual Meeting of Stockholders, which is incorporated herein by reference.

Part IV

ITEM 15. *EXHIBITS, AND FINANCIAL STATEMENT SCHEDULES*

a) Financial Information

(1) Financial Statements: See "Index to Consolidated Financial Statements" in Part II, Item 8 of this Form 10-K.

(2) Financial Statement Schedule: See "Schedule II — Valuation and Qualifying Accounts" of this Form 10-K.

(3) Exhibits

See (b) below.

b) Exhibits

See Exhibit Index on page 85.

c) Financial Statement Schedules

See a) (3) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIKE ELECTRIC CORPORATION
(Registrant)

Date: September 6, 2011

By: /s/ J. Eric Pike
J. Eric Pike
Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ J. Eric Pike J. Eric Pike	Chairman, Chief Executive Officer and President (Principal Executive Officer)	September 6, 2011
/s/ Anthony K. Slater Anthony K. Slater	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	September 6, 2011
/s/ Jeffrey S. Calhoun Jeffrey S. Calhoun	Chief Accounting Officer (Principal Accounting Officer)	September 6, 2011
/s/ Charles E. Bayless Charles E. Bayless	Director	September 6, 2011
/s/ James R. Helvey III James R. Helvey III	Director	September 6, 2011
/s/ Peter Pace Peter Pace	Director	September 6, 2011
/s/ Robert D. Lindsay Robert D. Lindsay	Director	September 6, 2011
/s/ Daniel J. Sullivan Daniel J. Sullivan	Director	September 6, 2011
/s/ Louis F. Terhar Louis F. Terhar	Director	September 6, 2011
/s/ J. Russell Triedman J. Russell Triedman	Director	September 6, 2011

SCHEDULE II

PIKE ELECTRIC CORPORATION
VALUATION AND QUALIFYING ACCOUNTS
YEARS ENDED JUNE 30, 2011, 2010 AND 2009

Description	Balance at Beginning of Period	Charged to Revenue or Expense	Deductions	Balance at End of Period
		(in thousands)		
Year ended June 30, 2011:				
Allowance for doubtful accounts (3)	$ 813	$ 110	$ (386)(1)	$ 537
Insurance claim reserve	31,264	30,521	(41,075)(2)	20,710
Year ended June 30, 2010:				
Allowance for doubtful accounts (3)	$ 896	$ 819	$ (902)(1)	$ 813
Insurance claim reserve	35,939	38,096	(42,771)(2)	31,264
Year ended June 30, 2009:				
Allowance for doubtful accounts (3)	$ 699	$ 1,058	$ (861)(1)	$ 896
Insurance claim reserve	38,857	41,621	(44,539)(2)	35,939

(1) Represents uncollectible accounts written off, net of recoveries.

(2) Represents claim payments for self-insured claims.

(3) Allowance for doubtful accounts includes reserves for accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
3.1	Certificate of Incorporation of Pike Electric Corporation (Incorporated by reference to Exhibit 3.1 on our Registration Statement on Form S-1/A filed July 11, 2005)
3.2	Amended and Restated Bylaws of Pike Electric Corporation, as of September 1, 2011 (filed herewith)
4.1	Specimen Stock Certificate (Incorporated by reference to Exhibit 4.1 on our Registration Statement on Form S-1/A filed July 22, 2005)
4.2	Senior Indenture (Incorporated by reference to Exhibit 4.1 on our Registration Statement on Form S-3 filed July 16, 2009)
4.3	Subordinated Indenture (Incorporated by reference to Exhibit 4.2 on our Registration Statement on Form S-3 filed July 16, 2009)
10.1	Credit Agreement, dated August 24, 2011, among Pike Electric Corporation, its subsidiaries party thereto, Regions Bank, as administrative agent, and the lenders party thereto (Incorporated by reference to Exhibit 10.1 on our Form 8-K filed August 30, 2011)
10.2	Security Agreement, dated August 24, 2011, among Pike Electric Corporation, the grantors party thereto, and Regions Bank, as collateral agent (Incorporated by reference to Exhibit 10.2 on our Form 8-K filed August 30, 2011)
10.3	Pledge Agreement, dated August 24, 2011, among Pike Electric Corporation, the pledgors party thereto, and Regions Bank, as collateral agent (Incorporated by reference to Exhibit 10.3 on our Form 8-K filed August 30, 2011)
10.4	Sixth Amendment and Restatement Agreement, dated as of July 29, 2009, to the Amended and Restated Credit Agreement among Pike Electric Corporation, Pike Electric, Inc. and the lenders party thereto (Incorporated by reference to Exhibit 10.1 on our Form 8-K filed August 3, 2009)
10.5	Second Amended and Restated Credit Agreement, dated as of July 29, 2009, among Pike Electric Corporation, Pike Electric, Inc. and the lenders party thereto (Incorporated by reference to Exhibit 10.2 on our Form 8-K filed August 3, 2009)
10.6	First Amendment to the Second Amended and Restated Credit Agreement, dated August 30, 2010, among Pike Electric Corporation, Pike Electric, Inc. and the lenders party thereto (Incorporated by reference to Exhibit 10.1 on our Form 8-K filed September 3, 2010)
10.7	Stockholders Agreement, dated April 18, 2002, among Pike Holdings, Inc., LGB Pike LLC, certain rollover holders and certain management stockholders (Incorporated by reference to Exhibit 10.6 on our Registration Statement on Form S-1/A filed June 3, 2005)
10.8	Addendum, dated June 13, 2005, to the Stockholders Agreement dated April 18, 2002, among Pike Holdings, Inc., LGB Pike LLC, certain rollover holders and certain management stockholders (Incorporated by reference to Exhibit 10.13 on our Registration Statement on Form S-1/A filed July 11, 2005)
10.9	Amendment, dated July 21, 2005, to the Stockholders Agreement dated April 18, 2002, among Pike Electric Corporation as successor to Pike Holdings, Inc., LGB Pike II LLC as successor to LGB Pike LLC, certain rollover holders and certain management stockholders (Incorporated by reference to Exhibit 10.16 on our Registration Statement on Form S-1/A filed July 22, 2005)
10.10*	2006 Employee Stock Purchase Plan (Incorporated by reference to Appendix B of our Proxy Statement on Schedule 14A filed October 28, 2005)
10.11*	2002 Stock Option Plan A (Incorporated by reference to Exhibit 10.2 on our Registration Statement on Form S-1/A filed June 3, 2005)

EXHIBIT NO.	DESCRIPTION
10.12*	2002 Stock Option Plan B (Incorporated by reference to Exhibit 10.3 on our Registration Statement on Form S-1/A filed June 3, 2005)
10.13*	2005 Omnibus Incentive Compensation Plan (Incorporated by reference to Exhibit 10.15 on our Registration Statement on Form S-1/A filed July 22, 2005)
10.14*	2008 Omnibus Incentive Compensation Plan (Incorporated by reference to Exhibit 10.1 on our Form 8-K filed December 11, 2007)
10.15*	Form of Stock Option Award Agreement (Incorporated by reference to Exhibit 10.11 on our Form 10-K filed September 1, 2009
10.16*	Form of Restricted Share Award Agreement (Incorporated by reference to Exhibit 10.12 on our Form 10-K filed September 1, 2009)
10.17*	Form of Restricted Stock Unit Award Agreement (Incorporated by reference to Exhibit 10.13 on our Form 10-K filed September 1, 2009)
10.18*	Form of Director Restricted Stock Award Agreement (Incorporated by reference to Exhibit 10.14 on our Form 10-K filed September 1, 2009)
10.19*	Management Incentive Plan (Incorporated by reference to Exhibit 10.15 on our Form 10-K filed September 1, 2009)
10.20*	Deferred Compensation Plan (Incorporated by reference to Exhibit 10.1 on our Form S-8 filed February 25, 2011)
10.21*	Director Compensation Summary (Incorporated by reference to Exhibit 10.1 on our Form 10-Q filed November 9, 2009)
10.22*	Amended and Restated Employment Agreement between Pike Electric Corporation and J. Eric Pike, dated as of September 24, 2008 (Incorporated by reference to Exhibit 10.1 on our Form 8-K filed September 29, 2008)
10.23*	First Amendment to Amended and Restated Employment Agreement, dated May 1, 2009, by and between Pike Electric Corporation and J. Eric Pike (Incorporated by reference to Exhibit 10.2 on our Form 8-K filed May 5, 2009)
10.24*	Form of Employment Agreement between Pike Electric Corporation and its executive officers (Incorporated by reference to Exhibit 10.1 on our Form 8-K filed June 12, 2009)
10.25*	Form of Indemnification Agreement between Pike Electric Corporation and its Directors (Incorporated by reference to Exhibit 10.1 on our Form 8-K filed May 5, 2009)
21.1	List of subsidiaries of Pike Electric Corporation (filed herewith)
23.1	Consent of Ernst & Young LLP (filed herewith)
31.1	Certification of Periodic Report by Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14a and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2	Certification of Periodic Report by Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14a and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.1	Certification of Periodic Report by Chief Executive Officer and Chief Financial Officer pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

* Indicates a management contract or compensatory plan or arrangement.

Exhibit 3.2

Adopted September 1, 2011

AMENDED AND RESTATED BYLAWS
OF
PIKE ELECTRIC CORPORATION

ARTICLE I
OFFICES

SECTION 1.01. Registered Office. The registered office of Pike Electric Corporation (hereinafter called the "Corporation") in the State of Delaware shall be in the City of Wilmington, County of New Castle, and the resident agent in charge thereof shall be The Corporation Trust Company, or such other office or agent as the Board of Directors of the Corporation (the "Board") shall from time to time select.

SECTION 1.02. Other Offices. The Corporation may also have an office or offices, and keep the books and records of the Corporation, except as may otherwise be required by law, at such other place or places, either within or without the State of Delaware, as the Board may from time to time determine or the business of the Corporation may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

SECTION 2.01. Annual Meetings. The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held on such date and at such hour as shall from time to time be fixed by the Board.

SECTION 2.02. Special Meetings. Except as otherwise required by law or by the Certificate of Incorporation of the Corporation (the "Certificate") and subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders for any purpose or purposes may be called by the Board or by any two directors.

SECTION 2.03. Place of Meetings. The meetings of the stockholders shall be held at such time and place, either within or without the State of Delaware, as shall from time to time be fixed by the Board. The Board may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the "DGCL") (or any successor provision thereto). Any previously scheduled meeting of the stockholders may be postponed by action of the Board taken prior to the time previously scheduled for such meeting of stockholders.

SECTION 2.04. Notice of Meetings. Except as otherwise provided by law or by the Certificate, notice of each meeting of the stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to notice of the meeting. If mailed, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. Each such notice shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Notice of any meeting of stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy without protesting, prior to or at the commencement of the meeting, the lack of proper notice to such stockholder, or who shall waive notice thereof as provided in Article VII of these Bylaws. Notice of adjournment of a meeting of stockholders need not be given if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, to which it is adjourned are announced at such meeting, unless the adjournment is for more than 30 days or, after adjournment, a new record date is fixed for the adjourned meeting.

SECTION 2.05. Quorum. Except as otherwise provided by law or by the Certificate, the holders of a majority of the votes entitled to be cast by the stockholders entitled to vote generally, present in person or by proxy, shall constitute a quorum at any meeting of the stockholders; provided, however, that in the case of any vote to be taken by classes or series, the holders of a majority of the votes entitled to be cast by the stockholders of a particular class or series, present in person or by proxy, shall constitute a quorum of such class.

SECTION 2.06. Adjournments. The chairman of the meeting or the holders of a majority of the votes entitled to be cast by the stockholders who are present in person or by proxy may adjourn the meeting from time to time whether or not a quorum is present. In the event that a quorum does not exist with respect to any vote to be taken by a particular class or series, the chairman of the meeting or the holders of a majority of the votes entitled to be cast by the stockholders of such class or series who are present in person or by proxy may adjourn the meeting with respect to the vote(s) to be taken by such class or series. At any such adjourned meeting at which a quorum may be present, any business may be transacted which might have been transacted at the meeting as originally called.

SECTION 2.07. Order of Business; Advance Notice of Stockholder Proposals. At any annual meeting of stockholders, only such business shall be conducted as shall have been brought before the annual meeting (a) by or at the direction of the chairman of the meeting, or (b) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board (or any duly authorized committee thereof) or (c) by any stockholder who is a holder of record at the time of the giving of the notice provided for in this Section 2.07, who is entitled to vote at the meeting and who complies with the procedures set forth in this Section 2.07. At any special meeting of stockholders, only such business shall be conducted as shall have been brought before the special meeting specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board.

At each meeting of the stockholders, the Chairman of the Board or, in the absence of the Chairman of the Board, the President or, in the absence of the Chairman of the Board and the President, such person as shall be selected by the Board shall act as chairman of the meeting. The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting including the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls.

For business properly to be brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the date of the immediately preceding annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, notice by the stockholder to be timely must be so delivered or received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. To be in proper written form, a stockholder's notice to the Secretary shall set forth in writing:

(a) the name and address of the stockholder and any Stockholder Associated Person (hereinafter defined) of such stockholder;

(b) a representation that the stockholder or Stockholder Associated Person; intends to appear in person or by proxy at the meeting to make the nomination or bring up the matter specified in the notice;

(c) as to each of the stockholder and all Stockholder Associated Persons, if any, of such stockholder (i) the class or series and number of shares of the Corporation which are directly or indirectly owned beneficially and of record by such stockholder or Stockholder Associated Person; (ii) any option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise (a "Derivative Instrument") directly or indirectly owned beneficially by such stockholder or Stockholder Associated Person, and any other direct or indirect opportunity of such stockholder or Stockholder Associated Person to profit or share in any profit derived from any increase or decrease in the value of the shares of the Corporation; (iii) any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder or Stockholder Associated Person has a right to vote any shares of any security of the Corporation; (iv) any short interest of such stockholder or Stockholder Associated Person in any security of the Corporation (for purposes of these Bylaws, a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security); (v) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder or Stockholder Associated Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner; and (vi) any performance-related fees that such stockholder or Stockholder Associated Person is entitled to receive, either directly or indirectly, based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments; in each case, if any, such information shall be as of the date of such notice, (which information shall be supplemented by such stockholder as to itself and any Stockholder Associated Person not later than 10 days after the record date for the meeting to disclose such ownership as of the record date);

(d) a brief description of each item of business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

(e) any interest of the stockholder or any Stockholder Associated Person, if any, in such business, including a description of all agreements, arrangements and understandings between or among any of the stockholder, any Stockholder Associated Person, if any, and any other person or persons (naming such person or persons) in connection with the proposal of such business; and

(f) if the stockholder intends to solicit proxies in support of such stockholder's proposal, a representation to that effect.

If a stockholder who otherwise has given proper notice of a proposal does not appear or send a qualified representative to present such proposal at such annual meeting or is no longer a holder of record on the date of such meeting, the Corporation need not present such proposal for a vote at such meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this Section 2.07. The chairman of an annual meeting may refuse to permit any business to be brought before an annual meeting which fails to comply with the foregoing procedures or, in the case of a stockholder proposal, if the stockholder solicits proxies in support of such stockholder's proposal without having made the representation required by clause (e) of the fourth preceding sentence.

For purposes of this Section 2.07 and Section 3.03 below:

(1) The term "public announcement" shall mean disclosure (i) in a press release reported by the Dow Jones News Service, Reuters Information Service or any similar or successor news wire service or (ii) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") or any successor provisions thereto; and

(2) The term "Stockholder Associated Person" shall mean, with respect to a stockholder, (A) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (B) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder, including interests held by members of such stockholder's immediate family sharing the same household, and (C) any person controlling, controlled by or under common control with such Stockholder Associated Person.

Notwithstanding the foregoing provisions of this Section 2.07, a stockholder seeking to include a proposal in a proxy statement that has been prepared by the Corporation to solicit proxies also shall comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.07. Nothing in this Section 2.07 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to applicable rules and regulations promulgated under the Exchange Act.

SECTION 2.08. List of Stockholders. It shall be the duty of the Secretary or other officer who has charge of the stock ledger to prepare and make, at least 10 days before each meeting of the stockholders, a complete list of the stockholders entitled to vote thereat, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in such stockholder's name. Such list shall be produced and kept available at the times and places required by law.

SECTION 2.09. Voting. Except as otherwise provided by law or by the Certificate, each stockholder of record of any series of Preferred Stock shall be entitled at each meeting of stockholders to such number of votes, if any, for each share of such stock, as may be fixed in the Certificate or in the resolution or resolutions adopted by the Board providing for the issuance of such stock, and each stockholder of record of Common Stock shall be entitled at each meeting of stockholders to one vote for each share of such stock, in each case, registered in such stockholder's name on the books of the Corporation:

(a) on the date fixed pursuant to Section 6.06 of these Bylaws as the record date for the determination of stockholders entitled to notice of and to vote at such meeting; or

(b) if no such record date shall have been so fixed, then at the close of business on the day next preceding the day on which notice of such meeting is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

Each stockholder entitled to vote at any meeting of stockholders may authorize one or more persons to act for such stockholder by proxy. Any such proxy shall be delivered to the secretary of such meeting at or prior to the time designated for holding such meeting, but in any event not later than the time designated in the order of business for so delivering such proxies. No such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

At each meeting of the stockholders, all corporate actions to be taken by vote of the stockholders (except as otherwise required by law and except as otherwise provided for or fixed by or pursuant to the Certificate or these Bylaws) shall be authorized by a majority of the votes cast by the stockholders entitled to vote thereon who are present in person or represented by proxy, and where a separate vote by class or series is required, a majority of the votes cast by the stockholders of such class or series who are present in person or represented by proxy shall be the act of such class or series.

Unless required by law or determined by the chairman of the meeting to be advisable, the vote on any matter, including the election of directors, need not be by written ballot.

SECTION 2.10. Inspectors. The Board shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting of stockholders and make a written report thereof. Such inspectors shall perform such duties as shall be required by law or specified by the chairman of the meeting. Inspectors need not be stockholders. No director or nominee for the office of director shall be appointed such inspector.

ARTICLE III
BOARD OF DIRECTORS

SECTION 3.01. General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as otherwise provided by law or by the Certificate. If any such provision is made in the Certificate, the powers and duties imposed upon the Board by law shall be exercised or performed to such extent and by such person or persons as shall be provided in the Certificate.

SECTION 3.02. Number, Qualification and Election. Except as otherwise provided for or fixed by or pursuant to the provisions of Article IV of the Certificate relating to the rights of the holders of any series of Preferred Stock, the number of directors shall be fixed from time to time by the Board and shall initially be two.

The directors, other than those who may be elected by the holders of shares of any series of Preferred Stock or pursuant to any resolution or resolutions providing for the issuance of such stock adopted by the Board, shall be elected by the stockholders entitled to vote thereon at each annual meeting of the stockholders by a plurality of those stockholders voting thereon.

SECTION 3.03. Notification of Nominations. Subject to the rights of the holders of any series of Preferred Stock, nominations for the election of directors may be made by or at the direction of the Board, or by any stockholder who is a stockholder of record at the time of the giving of notice of nomination provided for in this Section 3.03 and is entitled to vote for the election of directors, and who complies with the procedures set forth in this Section 3.03. Any stockholder of record entitled to vote for the election of directors at a meeting may nominate persons for election as directors only if timely written notice of such stockholder's intent to make such nomination is given, either by personal delivery or by United States mail, postage prepaid, to the Secretary. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation with respect to an election to be held at an annual meeting of stockholders, not less than 90 nor more than 120 days prior to the first anniversary of the date of the immediately preceding annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, notice by the stockholder to be timely must be so delivered or received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Each such notice shall set forth:

(a) the name and address of the stockholder who intends to make the nomination and any Stockholder Associated Person of such stockholder, and of the person or persons to be nominated;

(b) as to such stockholder and all Stockholder Associated Persons, if any, of such stockholder (i) the class or series and number of shares of the Corporation which are directly or indirectly owned beneficially and of record by such stockholder or Stockholder Associated Person; (ii) any option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise (a "Derivative Instrument") directly or indirectly owned beneficially by such stockholder or Stockholder Associated Person, and any other direct or indirect opportunity of such stockholder or Stockholder Associated Person to profit or share in any profit derived from any increase or decrease in the value of the shares of the Corporation; (iii) any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder or Stockholder Associated Person has a right to vote any shares of any security of the Corporation; (iv) any short interest of such stockholder or Stockholder Associated Person in any security of the Corporation (for purposes of these Bylaws, a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security); (v) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder or Stockholder Associated Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner; and (vi) any performance-related fees that such stockholder or Stockholder Associated Person is entitled to receive, either directly or indirectly, based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments; in each case, if any, such information shall be as of the date of such notice, (which information shall be supplemented by such stockholder as to itself and any Stockholder Associated Person not later than 10 days after the record date for the meeting to disclose such ownership as of the record date);

(c) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

(d) a description of all arrangements or understandings between or among the stockholder, any Stockholder Associated Person of the stockholder, and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder;

(e) such other information regarding each nominee proposed by such stockholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, or to be obtained by the Company from such nominee in connection with such proxy statement, had each nominee been nominated, or intended to be nominated, by the Board, and an agreement by each nominee to furnish such information as may reasonably be required by the Corporation determine the eligibility of such nominee to serve as an independent director of the Corporation, or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, or such nominee;

(f) the consent of each nominee to serve as a director if so elected; and

(g) if the stockholder intends to solicit proxies in support of such stockholder's nominee(s), a representation to that effect.

The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure or if the stockholder solicits proxies in favor of such stockholder's nominee(s) without having made the representation required by clause (f) of the immediately preceding sentence. Only such persons who are nominated in accordance with the procedures set forth in this Section 3.03 shall be eligible to serve as directors of the Corporation.

Notwithstanding anything in the immediately preceding paragraph of this Section 3.03 to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting of stockholders is increased and there is no public announcement naming all of the nominees for directors or specifying the size of the increased Board made by the Corporation at least 90 days prior to the first anniversary of the date of the immediately preceding annual meeting, a stockholder's notice required by this Section 3.03 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to or mailed to and received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

SECTION 3.04. Quorum and Manner of Acting. Except as otherwise provided by law, the Certificate or these Bylaws, a majority of the Whole Board shall constitute a quorum for the transaction of business at any meeting of the Board, and, except as so provided, the vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board. The chairman of the meeting or a majority of the directors present may adjourn the meeting to another time and place whether or not a quorum is present. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called. The term "Whole Board" shall mean the total number of authorized directors, whether or not there exist any vacancies or unfilled previously authorized directorships.

SECTION 3.05. Place of Meeting. Subject to Sections 3.06 and 3.07, the Board may hold its meetings at such place or places within or without the State of Delaware as the Board may from time to time determine or as shall be specified or fixed in the respective notices or waivers of notice thereof.

SECTION 3.06. Special Meetings. Special meetings of the Board shall be held whenever called by the Chairman of the Board, the President or by a majority of the directors, and shall be held at such place, on such date and at such time as he or they, as applicable, shall fix.

SECTION 3.07. Notice of Meetings. Notice of regular meetings of the Board or of any adjourned meeting thereof need not be given. Notice of each special meeting of the Board shall be given by overnight delivery service or mailed to each director, in either case addressed to such director at such director's residence or usual place of business, at least two days before the day on which the meeting is to be held or shall be sent to such director at such place by telecopy or by electronic transmission or be given personally or by telephone, not later than the day before the meeting is to be held, but notice need not be given to any director who shall, either before or after the meeting, submit a signed waiver of such notice or who shall attend such meeting without protesting, prior to or at its commencement, the lack of notice to such director. Every such notice shall state the time and place but need not state the purpose of the meeting.

SECTION 3.08. Rules and Regulations. The Board may adopt such rules and regulations not inconsistent with the provisions of law, the Certificate or these Bylaws for the conduct of its meetings and management of the affairs of the Corporation as the Board may deem proper.

SECTION 3.09. Participation in Meeting by Means of Communications Equipment. Any one or more members of the Board or any committee thereof may participate in any meeting of the Board or of any such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other or as otherwise permitted by law, and such participation in a meeting shall constitute presence in person at such meeting.

SECTION 3.10. Action Without Meeting. Any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all of the members of the Board or of any such committee, as the case may be, consent thereto in writing, by electronic transmission or transmissions, or as otherwise permitted by law and, if required by law, the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or of such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

SECTION 3.11. Resignations. Any director may resign at any time by giving written notice to the Board, the Chairman of the Board, the President or the Secretary. Such resignation shall take effect at the time specified therein or, if the time be not specified therein, upon receipt thereof, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 3.12. Vacancies. Subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board resulting from death, resignation, removal or other cause shall only be filled by the Board, and not by the stockholders, by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board, or by a sole remaining director, and newly created directorships resulting from any increase in the number of directors shall only be filled by the Board. Any director elected in accordance with the preceding sentence of this Section 3.12 shall hold office until the next annual meeting of stockholders and until such director's successor shall have been elected and qualified.

SECTION 3.13. Compensation. Each director, in consideration of such person serving as a director, shall be entitled to receive from the Corporation such amount per annum and such fees (payable in cash or stock) for attendance at meetings of the Board or of committees of the Board, or both, as the Board shall from time to time determine. In addition, each director shall be entitled to receive from the Corporation reimbursement for the reasonable expenses incurred by such person in connection with the performance of such person's duties as a director. Nothing contained in this Section 3.13 shall preclude any director from serving the Corporation or any of its subsidiaries in any other capacity and receiving proper compensation therefor.

SECTION 3.14. Establishment of Committees of the Board of Directors. The Board may from time to time by resolution create committees of directors, officers, employees or other persons, with such functions, duties and powers as the Board shall by resolution prescribe. A majority of all the members of any such committee may determine its actions and rules or procedure, and fix the time, place and manner of its meetings, unless the Board shall otherwise provide. The Board shall have power to change the members of any such committee at any time, to fill vacancies, and to discharge any such committee, either with or without cause, at any time.

ARTICLE IV
OFFICERS

SECTION 4.01. Number; Term of Office; Salary. The officers of the Corporation shall be elected from time to time by the Board and shall consist of a Chief Executive Officer (who shall be either the Chairman of the Board or the President, as provided in these Bylaws), a President, a Treasurer, a Secretary and a Controller. In addition, the Board may elect a Chairman of the Board, a Chief Operating Officer, one or more Vice Presidents (including Assistant, Executive and Senior Vice Presidents) and such other officers or agents with such titles and such duties as the Board may from time to time determine, each to have such authority, functions or duties as provided in these Bylaws or as the Board may from time to time determine, and each to hold office for such term as may be prescribed by the Board and until such person's successor shall have been chosen and qualified, or until such person's death or resignation or until such person's removal in the manner hereinafter provided. One person may hold the offices and perform the duties of any two or more officers. The Board may require any officer or agent to give security for the faithful performance of such person's duties. The salaries of the officers shall be fixed from time to time in the manner prescribed by the Board.

SECTION 4.02. Removal. Any officer may be removed, either with or without cause, by the Board at any meeting thereof called for such purpose or, except in the case of the Chairman of the Board, by the Chief Executive Officer.

SECTION 4.03. Resignation. Any officer may resign at any time by giving notice to the Board, the President or the Secretary. Any such resignation shall take effect at the date of receipt of such notice or at any later date specified therein, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 4.04. Chief Executive Officer. If there is a Chairman of the Board and the Board of Directors designates the Chairman of the Board as the Chief Executive Officer, then the Chairman of the Board shall be the Chief Executive Officer of the Corporation. Otherwise, the President shall be the Chief Executive Officer of the Corporation. Subject to the direction and control of the Board of Directors, the Chief Executive Officer shall supervise and control the management of the Corporation and shall have such duties and authority as are normally incident to the position of chief executive officer of a corporation and such other duties and authority as may be prescribed from time to time by the Board of Directors or as are provided for elsewhere in these Bylaws. The title of the Chairman of the Board or President, as the case may be, serving as the Chief Executive Officer may, but need not, also refer to his or her position as Chief Executive Officer.

SECTION 4.05. Chairman of the Board. The Board of Directors may, but need not, appoint from among its members an officer designated as the Chairman of the Board. If there is appointed a Chairman of the Board and such Chairman of the Board is also designated by the Board of Directors to be the Chief Executive Officer, then the Chairman of the Board shall have all of the duties and authority of the Chief Executive Officer and shall also, when present, preside over meetings of the shareholders and the Board of Directors. If there is a Chairman of the Board but such Chairman of the Board is not also designated as the Chief Executive Officer, then the Chairman of the Board shall, when present, preside over meetings of the Board of Directors and shall have such other duties and authority as may be prescribed from time to time by the Board of Directors or as are provided for elsewhere in these Bylaws. The designation of and any reference to the Chairman of the Board may be shortened to "the Chairman," and all references to either "the Chairman of the Board" or "the Chairman" of the Corporation shall mean the Chairman of the Board described in this Section 4.05.

SECTION 4.06. Chief Operating Officer. If there is appointed a Chairman of the Board who is also the Chief Executive Officer but who is not the President, then the President shall be the Chief Operating Officer. If the President is the Chief Executive Officer, then the President shall also have the duties and authority of the Chief Operating Officer unless the Board of Directors shall designate some other officer of the Corporation as the Chief Operating Officer. Subject to the direction and control of the Chief Executive Officer and the Board of Directors, the Chief Operating Officer shall supervise and control the operations of the Corporation, shall have such duties and authority as are normally incident to the position of chief operating officer of a corporation and such other duties as may be prescribed from time to time by the Chief Executive Officer or the Board of Directors, and, in the absence or disability of the Chief Executive Officer, shall have the authority and perform the duties of the Chief Executive Officer. The title of the President or other officer serving as the Chief Operating Officer may, but need not, also refer to his or her position as Chief Operating Officer.

SECTION 4.07. President. Unless the Chairman of the Board is also designated the Chief Executive Officer, the President shall be the Chief Executive Officer of the Corporation and shall have all of the duties and authority of that office. If the President is not the Chief Executive Officer, then the President shall be the Chief Operating Officer and shall have all of the duties and authority of that office. If the President shall be the Chief Executive Officer and no other officer shall have been designated by the Board of Directors as the Chief Operating Officer, then the President shall also have all of the duties and authority of the Chief Operating Officer. The President shall also have such other duties and authority as may be prescribed from time to time by the Board of Directors.

SECTION 4.08. Vice Presidents. Each Vice President shall perform such duties and have such powers as are normally incident to the office of Vice President or as shall be prescribed by the Chief Executive Officer, the Chief Operating Officer or the Board of Directors. In addition, each Vice President shall have the authority, on behalf of the Corporation, to execute documents and take other actions (a) that have been approved by the Board, by either specific or general authorization, or (b) that otherwise are executed or taken in the ordinary course of the Corporation's business and are within the general powers normally incident to such Vice President's office or prescribed for such Vice President by the Chief Executive Officer, the Chief Operating Officer or the Board. The Board of Directors may designate a particular Vice President or particular Vice Presidents to have the authority and perform the duties of the President in the absence or disability of the President (including the duties and authority of the President as either Chief Executive Officer or Chief Operating Officer or both, if the President serves as such).

SECTION 4.09. Treasurer. The Treasurer shall have custody of all funds and securities belonging to the Corporation and shall receive, deposit or disburse the same under the direction of the Board of Directors; shall keep, or cause to be kept, full and accurate accounts of the finances of the Corporation in books especially provided for that purpose, and shall generally have charge over the Corporation's accounting and financial records; shall cause a true statement of its assets and liabilities as of the close of each fiscal year, and of the results of its operations and of cash flows for such fiscal year, all in reasonable detail, including particulars as to convertible securities then outstanding, to be made as soon as practicable after the end of such fiscal year. The Treasurer shall also prepare and file, or cause to be prepared and filed, all reports and returns required by Federal, State or local law and shall generally perform all other duties incident to the office of Treasurer and such other duties as may be assigned to him or her from time to time by the Chief Executive Officer, the Chief Operating Officer or the Board of Directors.

SECTION 4.10. Controller. The Controller shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as may be assigned to him or her from time to time by the Chief Executive Officer, the Chief Operating Officer or the Board of Directors.

SECTION 4.11. Secretary. The Secretary shall have the responsibility and authority to maintain and authenticate the records of the Corporation; shall keep, or cause to be kept, accurate records of the acts and proceedings of all meetings of shareholders, directors and Committees; shall give, or cause to be given, all notices required by law and by these Bylaws; shall have general charge of the corporate books and records and of the corporate seal, and shall affix the corporate seal to any lawfully executed instrument requiring it; shall have general charge of the stock transfer books of the Corporation and shall keep, or cause to be kept, all records of shareholders as are required by applicable law or these Bylaws; shall sign such instruments as may require the signature of the Secretary; and, in general, shall perform all duties incident to the office of Secretary and such other duties as may be assigned to him or her from time to time by the Chief Executive Officer, the Chief Operating Officer, or the Board of Directors.

SECTION 4.12. Assistant Secretaries and Assistant Treasurers. The Assistant Secretaries and Assistant Treasurers, if any, shall, in the absence or disability of the Secretary or the Treasurer, respectively, have all the powers and perform all of the duties of those offices, and they shall in general perform such other duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the Chief Executive Officer, the Chief Operating Officer or the Board of Directors.

ARTICLE V
INDEMNIFICATION

SECTION 5.01. Indemnification of Directors and Officers in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation. Subject to Sections 5.03 and 5.11, the Corporation shall indemnify any person who serves or has served as a director or officer of the Corporation and who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was such a director or officer, or is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea or nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

SECTION 5.02. Indemnification of Directors and Officers in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Sections 5.03 and 5.11, the Corporation shall indemnify any person who serves or has served as a director or officer of the Corporation and who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was such a director or officer, or is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or such other court shall deem proper.

SECTION 5.03. Authorization of Indemnification. Any indemnification under this Article V (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 5.01 or Section 5.02, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (a) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (b) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (d) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding set forth in Section 5.01 or Section 5.02 or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

SECTION 5.04. Good Faith Defined. For purposes of any determination under Section 5.03, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person's conduct was unlawful, if such person's action is based on good faith reliance on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 5.04 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 5.04 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 5.01 or Section 5.02, as the case may be.

SECTION 5.05. Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 5.03, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery in the State of Delaware for indemnification to the extent otherwise permissible under Section 5.01 or Section 5.02. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standards of conduct set forth in Section 5.01 or Section 5.02. Neither a contrary determination in the specific case under Section 5.03 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5.05 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

SECTION 5.06. Expenses Payable in Advance. Subject to Section 5.11, expenses (including attorneys' fees) actually and reasonably incurred by a current or former director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding with respect to which indemnification may be provided under Section 5.01 or Section 5.02 above shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article V. Such expenses (including attorneys' fees) incurred by former directors or officers may be so paid upon such terms and conditions, if any, as the Board deems appropriate, consistent with its obligation to promptly pay all such expenses actually and reasonably incurred.

SECTION 5.07. Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article V shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses are or at any time may be entitled under the DGCL, the Certificate, any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections 5.01 and Section 5.02 shall be made to the fullest extent permitted by law. The provisions of this Article V shall not be deemed to preclude the indemnification of any person who is not specified in Section 5.01 or Section 5.02 but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.

SECTION 5.08. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article V.

SECTION 5.09. Certain Definitions. For purposes of this Article V, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger with the Corporation which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agent so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article V with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article V, references to "fines" shall include any excise taxes assessed on a person with respect of any employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article V.

SECTION 5.10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article V shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person. Accordingly, unless the context otherwise requires, all references in this Article V to a director or officer shall also include a former director or officer.

SECTION 5.11. Limitation on Indemnification and Advancement of Expenses. Notwithstanding anything contained in this Article V to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5.05), the Corporation shall not be obligated under this Article V to indemnify, or advance expenses to, any person in connection with (a) a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the Board, or (b) proceedings or claims involving the enforcement of any employment, severance, non-competition, compensation, or other plan or agreement with or of the Corporation or any of its affiliates to which such person may be a party, or of which such person may be a beneficiary, or (c) any proceeding with respect to which final judgment is rendered against such person for payment or an accounting of profits arising from the purchase or sale by such person of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended, any similar successor statute, or similar provisions of state statutory law or common law.

SECTION 5.12. No Retroactive Repeal or Modification. The right of any director or officer to indemnification and advancement of expenses under this Article in provided as a contract right in consideration of and as an inducement for such director's or officer's service as such, and shall fully vest at the time such officer or director first assumes his or her position with the Corporation. Any repeal or modification of the foregoing provisions granting indemnification or advancement rights shall be prospective only and shall not adversely affect any right or protection of a director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification.

ARTICLE VI
CAPITAL STOCK

SECTION 6.01. Certificates for Shares. The shares of stock of the Corporation shall be represented by certificates, or shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock, or a combination of both. To the extent that shares are represented by certificates, such certificates shall be in such form as shall be approved by the Board. The certificates representing shares of stock of each class shall be signed by or in the name of the Corporation by the Chairman of the Board or the President or a Vice President, and by the Treasurer or any Assistant Treasurer or the Secretary or any Assistant Secretary. Any or all such signatures may be facsimiles if countersigned by a transfer agent or registrar. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar held such position at the date of its issue.

The stock ledger and blank share certificates shall be kept by the Secretary or by a transfer agent or by a registrar or by any other officer or agent designated by the Board.

SECTION 6.02. Transfer of Shares. Transfers of shares of stock of each class of the Corporation shall be made only on the books of the Corporation upon authorization by the registered holder thereof, or by such holder's attorney thereunto authorized by a power of attorney duly executed and filed with the Secretary or a transfer agent for such stock, if any, and if such shares are represented by a certificate, upon surrender of the certificate or certificates for such shares properly endorsed or accompanied by a duly executed stock transfer power (or by proper evidence of succession, assignment or authority to transfer) and the payment of any taxes thereon; provided, however, that the Corporation shall be entitled to recognize and enforce any lawful restriction on transfer. The person in whose name shares are registered on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation; provided, however, that whenever any transfer of shares shall be made for collateral security and not absolutely, and written notice thereof shall be given to the Secretary or to such transfer agent, such fact shall be stated in the entry of the transfer. No transfer of shares shall be valid as against the Corporation, its stockholders or creditors for any purpose, except to render the transferee liable for the debts of the Corporation to the extent provided by law, until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

SECTION 6.03. Registered Stockholders and Addresses of Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its records as the owner of shares of stock to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments a person registered on its records as the owner of shares of stock, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares of stock on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

Each stockholder shall designate to the Secretary or transfer agent of the Corporation an address at which notices of meetings and all other corporate notices may be given to such person, and, if any stockholder shall fail to designate such address, corporate notices may be given to such person by mail directed to such person at such person's post office address, if any, as the same appears on the stock record books of the Corporation or at such person's last known post office address.

SECTION 6.04. Lost, Destroyed and Mutilated Certificates. The holder of any certificate representing any shares of stock of the Corporation shall immediately notify the Corporation of any loss, theft, destruction or mutilation of such certificate; the Corporation may issue to such holder a new certificate or certificates for shares, upon the surrender of the mutilated certificate or, in the case of loss, theft or destruction of the certificate, upon satisfactory proof of such loss, theft or destruction; the Board, or a committee designated thereby, or the transfer agents and registrars for the stock, may, in their discretion, require the owner of the lost, stolen or destroyed certificate, or such person's legal representative, to give the Corporation a bond in such sum and with such surety or sureties as they may direct to indemnify the Corporation and said transfer agents and registrars against any claim that may be made on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

SECTION 6.05. Regulations. The Board may make such additional rules and regulations as it may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of stock of each class of the Corporation and may make such rules and take such action as it may deem expedient concerning the issue of certificates in lieu of certificates claimed to have been lost, destroyed, stolen or mutilated.

SECTION 6.06. Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment or any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action. A determination of stockholders entitled to notice of or to vote at a meeting of the stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

SECTION 6.07. Transfer Agents and Registrars. The Board may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

ARTICLE VII
MISCELLANEOUS

SECTION 7.01. Seal. The Board shall provide a suitable corporate seal, which shall bear, but not be limited to, the full name of the Corporation and shall be in the charge of the Secretary. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

SECTION 7.02. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution by the Board.

SECTION 7.03. Waiver of Notice. Whenever any notice whatsoever is required to be given by these Bylaws, by the Certificate or by law, the person entitled thereto may, either before or after the meeting or other matter in respect of which such notice is to be given, waive such notice in writing or as otherwise permitted by law, which shall be filed with or entered upon the records of the meeting or the records kept with respect to such other matter, as the case may be, and in such event such notice need not be given to such person and such waiver shall be deemed equivalent to such notice.

SECTION 7.04. Amendments. These Bylaws may be altered, amended or repealed, in whole or in part, and new Bylaws may be adopted by (a) the affirmative vote or consent of the holders of record of outstanding shares representing at least a majority of the voting power of all the shares of capital stock of the Corporation then entitled to vote generally in the election of directors, voting together as a single class, provided that notice of the proposed alteration, amendment or repeal or of the proposed new Bylaw or Bylaws be included in the notice of any such meeting or waiver thereof, or (b) by the affirmative vote of not less than a majority of the Whole Board at any meeting of the Board, provided that notice of the proposed alteration, amendment or repeal or of the proposed new Bylaw or Bylaws be included in the notice of such meeting or waiver thereof. The provisions of this Section 7.04 are subject to any contrary provisions and any provisions requiring a greater vote that are set forth in the Certificate or these Bylaws.

SECTION 7.05. Execution of Documents. The Board or any committee thereof shall designate the officers, employees and agents of the Corporation who shall have power to execute and deliver deeds, contracts, mortgages, bonds, debentures, notes, checks, drafts and other orders for the payment of money and other documents for and in the name of the Corporation and may authorize (including authority to redelegate) by written instrument to other officers, employees or agents of the Corporation. Such delegation may be by resolution or otherwise and the authority granted may be general or confined to specific matters, all as the Board or any such committee may determine. In the absence of such designation referred to in the first sentence of this Section 7.05, the officers of the Corporation shall have such power so referred to, to the extent incident to the normal performance of their duties.

SECTION 7.06. Checks. All checks, drafts and other orders for the payment of money out of the funds of the Corporation, and all notes or other evidences of indebtedness of the Corporation, shall be signed on behalf of the Corporation in such manner as shall from time to time be determined (a) by resolution of the Board or of any committee thereof or (b) by any officer of the Corporation to whom power in respect of financial operations shall have been delegated by the Board or by any such committee thereof, or by these Bylaws.

SECTION 7.07. Proxies in Respect of Stock or Other Securities of Other Corporations. The Board or any committee thereof shall designate the officers of the Corporation who shall have authority from time to time to appoint an agent or agents of the Corporation to exercise in the name and on behalf of the Corporation the powers and rights which the Corporation may have as the holder of stock or other securities in any other corporation or other entity, and to vote or consent in respect of such stock or securities; such designated officers may instruct the person or persons so appointed as to the manner of exercising such powers and rights; and such designated officers may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal, or otherwise, such written proxies, powers of attorney or other instruments as they may deem necessary or proper in order that the Corporation may exercise its said powers and rights. In the absence of a contrary delegation under this Section 7.07, the Chairman, the President or any Vice President designated by the Chairman or the President shall have such authority.

SECTION 7.08. Dividends. Dividends upon the capital stock of the Corporation, subject to the requirements of the DGCL and the Certificate, if any, may be declared by the Board at any regular or special meeting of the Board (or any action by written consent in lieu thereof in accordance with these Bylaws), and may be paid in cash, in property or in shares of the Corporation's capital stock. Before any payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board may modify or abolish any such reserve.

SECTION 7.09. Subject to Law and Certificate of Incorporation. All powers, duties and responsibilities provided for in these Bylaws, whether or not explicitly so qualified, are qualified by the provisions of the Certificate and applicable laws.

Exhibit 21.1

Subsidiaries of the Pike Electric Corporation

Elemental Energy, Inc. (Arizona)
Klondyke Construction LLC (Arizona)
Pike Capital International S. à r.l. (Luxembourg)
Pike Electric, LLC (North Carolina)
Pike Energy Solutions, Inc. (California)
Pike Energy Solutions, LLC (North Carolina)
Pike Enterprises, Inc. (North Carolina)
Pike Equipment and Supply Company, LLC (North Carolina)
Pike Tanzania, LLC (North Carolina)

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements of Pike Electric Corporation of our reports dated September 6, 2011, with respect to the consolidated financial statements and schedule of Pike Electric Corporation, and the effectiveness of internal control over financial reporting of Pike Electric Corporation, included in this Annual Report (Form 10-K) for the year ended June 30, 2011.

1. Registration Statement (Form S-8 No. 333-126902) pertaining to the Pike Holdings, Inc. 2002 Stock Options A, Pike Holdings, Inc. 2002 Stock Options Plan B, and Pike Electric Corporation 2005 Omnibus Incentive Compensation Plan,

2. Registration Statement (Form S-8 No. 333-150815) pertaining to the Pike Electric Corporation 2008 Omnibus Incentive Compensation Plan,

3. Registration Statement (Form S-8 No. 333-130087) pertaining to the Pike Electric Corporation Employee Stock Purchase Plan,

4. Registration Statement (Form S-3 No. 333-137158) pertaining to Pike Electric Corporation,

5. Registration Statement (Form S-3 No. 333-160618) pertaining to Pike Electric Corporation, and

6. Registration Statement (Form S-8 No. 333-172446) pertaining to Pike Compensation Deferral Plan.

/s/ Ernst & Young LLP

Greensboro, North Carolina
September 6, 2011

Exhibit 31.1

MANAGEMENT CERTIFICATION

I, J. Eric Pike, certify that:

1. I have reviewed this Annual Report on Form 10-K of Pike Electric Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 6, 2011

/s/ J. Eric Pike
J. Eric Pike
Chief Executive Officer

Exhibit 31.2

MANAGEMENT CERTIFICATION

I, Anthony K. Slater, certify that:

1. I have reviewed this Annual Report on Form 10-K of Pike Electric Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 6, 2011

/s/ Anthony K. Slater
Anthony K. Slater
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Pike Electric Corporation (the "Company") on Form 10-K for the fiscal year ending June 30, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, J. Eric Pike, Chairman of the Board of Directors, Chief Executive Officer and President of the Company, and Anthony K. Slater, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350 as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of the Company.

/s/ J. Eric Pike
J. Eric Pike
Chief Executive Officer
September 6, 2011

/s/ Anthony K. Slater
Anthony K. Slater
Chief Financial Officer
September 6, 2011